Form 10-K/A, Exhibit 13
period 1995-12-31
WARWICK VALLEY TELEPHONE CO
filed 1996-04-01
CIK 104777

HIGHLIGHTS

                                    1995                           1994

Total Revenues                   $14,969,872                  $13,570,409

Net Income                        $2,153,372                   $1,749,450

Earnings per Share                     $3.45                        $2.82

Book Value                            $23.06                       $21.23

Cash Dividend per
   Common Share                        $1.74                        $1.68

Access Lines in Service               22,132                       21,126

Cellular Subscribers                     809                          575

Online Subscribers                       964                          ---

REVENUES

  Where the Dollar Comes from...                       Where the Dollar goes...
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

   Long Distance                               Wages & Benefits
          Access

                                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx                           Other
                                              Operating Expenses
   Local Service                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx                           Taxes
WV Long Distance                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx                    Depreciation
        Cellular                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx                       Dividends
                                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
   Other Revenue                              Retained  Earnings
                                              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
                                              Cost of Goods Sold
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx              xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

PRESIDENT'S SUMMARY

                  1995 was an exciting year at Warwick Valley Telephone Company.
                  In July we introduced online services for computer
                  users, including access to the Internet. To emphasize
                  our local community orientation we are now marketing the
[President's      service as Warwick Online, Vernon Online and Middletown
 Photo            Online. Development of the service, planning the deployment,
 here]            designing the hardware and software configurations, marketing, and development of the ordering, billing, and support functions involved almost everyone in the Company. We had to learn new skills, new concepts, and for some of us, we had to develop a new vocabulary. The service has, in my opinion, been extremely successful. We now have over 1,600 customers. With this activity we have also changed the horizons of the Warwick
                  Valley Telephone Company, in terms of both geography and products. Over half of our Online customers are outside our telephone service area, and we have now established that we are not only a telephone or even telecommunications company;
                  we are an Information Services Company.

          Financially this has been a great year. Revenues reached another new high and earnings jumped up dramatically. The new services introduced in the past two years are now past their start-up costs and are making a significant contribution to our earnings. Warwick Valley Long Distance led the way producing almost 10% of our 1995 earnings. Caller ID, Return Call, Repeat Call, Call Trace, Toll Control and Voicemail also continued to grow and contribute to our profits. Our Cellular services are recovering from the extensive fraud losses of last year and their earnings are also recovering.








             ACCESS LINES                            INCOME PER SHARE

           (Bar Graph here)                          (Bar Graph here)

          Quality Service to our local customers has been and must continue to be the hallmark of Warwick Valley Telephone Company. We think our size is an advantage; we're big enough to provide good service and not too big to be impersonal. We continually try to measure our service quality and improve it. This is also a continual challenge as our services become more varied and more complex. The people of this Company are dedicated and skilled; they continue to improve with both internal and external training programs. Our labor relations continue to be quite good and we completed new 3 year labor agreements in 1995 with both our labor union groups, the Warwick Valley Telephone Company Employees' Association and IBEW Local 503.

          Looking forward, we expect good growth in all lines of our business and we expect the most growth in new Information Services. We are of course concerned about the government action to "deregulate" the telephone industry which inserts considerable uncertainty into our business prospects. A new federal Telecommunications Act was enacted in February and we expect all new competitive rules from the New York Public Service Commission, and perhaps new competitive rules from the New Jersey Board of Public Utilities this year. The impact of these changes on this Company cannot be assessed until the details and implementing orders are known. The thrust, however, is clear. Telephone service in this country has been regulated as monopoly service embodied in the Communications Act of 1934. Telephone service in the future will be competitive and regulated by the marketplace. The transition will be managed by government agencies and will encourage new competitors by handicapping the existing local exchange companies like the Warwick Valley Telephone Company. Adjusting to this new competitive market is clearly our biggest challenge, but I am confident that we can meet that challenge and continue to be a successful information services company.



                                          Fred M. Knipp (signature)
                                          President and Chief Executive Officer
                                          March 1, 1996




         DIVIDENDS PER SHARE                       BOOK VALUE

           (Bar Graph here)                      (Bar Graph here)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS - 1995 vs. 1994

The Company's net income from all sources increased $403,923 (or 23.1%) for the twelve-month period ended December 31, 1995 as compared to the same period in 1994.

Telephone operating revenues increased $1,037,992 (or 8.5%) to $13,315,940 for the year ended December 31, 1995 as compared to $12,277,948 for 1994, primarily as a result of increases in interstate access revenues of $401,200, miscellaneous revenues of $295,451 (including directory, pole space rental, operator services and non-regulated revenues), and local revenues of $249,808 (primarily from newly-marketed services).

Telephone operating expenses increased $367,511 (or 4.2%) to $9,217,733 at December 31, 1995 as compared to $8,850,222 at year-end 1994. Wage and benefit increases of $327,984 (or 6.0%) accounted for most of the overall increase.

Non-operating income decreased to $305,200 in 1995 from $326,392 in 1994. Decreases in interest charged during construction, interest income and other non-operating income (expense) were offset by increased net income from subsidiaries and decreased non-operating federal income taxes.

RESULTS OF OPERATIONS - 1994 vs. 1993

The Company's net income from all sources increased $106,811 (or 6.5%) to $1,749,450 for the twelve-month period ended December 31, 1994, as compared to the same period in 1993.

Telephone operating revenues increased $1,115,709 (or 10.0%) to $12,277,948 for the year ended December 31, 1994, as compared to $11,162,239 for 1993, primarily as a result of the $952,900 (or 15.0%) increase in toll and access revenue. This increase resulted primarily from increased interstate access revenues of $591,440, increased New Jersey State Toll Revenue of $152,176, and a decrease of $112,103 in contributions to the New York Access Settlement Pool. Local revenues increased $92,495 (or 3.9%), primarily as a result of an increase in the number of customers and increased use of newly marketed services. Miscellaneous revenues increased $70,314 (or 2.5%), primarily as a result of increased operator services revenues due to the start-up of the Company's long distance subsidiary in late 1993.

Telephone operating expenses increased $919,197 (or 11.6%) to $8,850,222 at December 31, 1994, as compared to $7,931,025 at year-end 1993. An increase in wages and benefits of $552,867 (or 11.0%) and an increase in depreciation expense of $352,869 (or 24.4%) accounted for most of the increase. Approximately $136,000 of the increase in wages and benefits was the result of increased medical insurance costs. Approximately $184,000 of the increase in depreciation expense was the result of increased depreciation rates approved and effective January 1, 1994.

Nonoperating income increased to $326,392 in 1994 from $259,658 in 1993. This increase resulted largely from an increase in net income received from the Company's 7.5% interest in the Orange-Poughkeepsie Cellular Partnership, which increased by $49,551.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 1995 with working capital of $1,255,242 as compared to $888,381 at December 31, 1994. This difference was largely due to an increase in accounts receivable, largely offset by increases in accounts payable, current maturities - long term debt and notes payable.

The Company issued 5,553 shares of its common stock on April 1, 1995 to employees participating in retirement savings plans at $34.94 per share (a 15% discount from the appraised price of $41.10). Additional sales to employees are anticipated during 1996 and subsequent years. Purchases of shares for the treasury are possible although none are planned at this time.

Pursuant to a NYSPSC order, the tax savings due to the general reduction in income tax liability of the Company made possible by the Tax Reform Act of 1986 attributable to New York State operations have been deferred. These tax savings were applied during 1995, and will continue to be applied in subsequent years, as an offset against the costs of funding retiree health benefits. Reduced rates to reflect the tax savings were ordered in New Jersey beginning July 1, 1987.

The Company holds a 7.5% limited partnership interest in the cellular mobile telephone partnership which is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. Since the inception of the partnership, the Company has made capital contributions of $249,750. No further capital contributions are currently scheduled. A wholly-owned subsidiary of the Company, Warwick Valley Mobile Telephone Company (WVMT), resells cellular telephone service to the Company's subscribers as well as to others. WVMT also sells and installs cellular telephone sets. The Company has invested approximately $337,000 in WVMT since its operations began on April 1, 1989.

A second wholly-owned subsidiary, Warwick Valley Long Distance Company, Inc.
(WVLD), began business in December 1993 in New Jersey and in May 1994 in New York. WVLD resells toll service to customers of Warwick Valley Telephone. WVLD achieved positive retained earnings prior to the end of 1994.

Another wholly-owned subsidiary, Warwick Valley Networks, Inc. (WVN), was established during 1994. WVN is a partner in the New York State Independent Network (NYSINET), which was created by the independent telephone companies of New York to build and operate its own data connections network. NYSINET will make it unnecessary for its member companies to rely on outside companies for these services and may also offer services to companies who are not members, creating a potential source of additional revenue. The NYSINET network is expected to be in operation during 1996.

An additional wholly-owned subsidiary, Hometown Online, Inc. (Online) was established during 1995. It is the entity through which WVTC offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within WVTC's service area as well as nearby areas in New York, New Jersey and Pennsylvania. The Company has invested approximately $478,000 in Online since its operations began in July 1995.



CONSOLIDATED BALANCE SHEET

ASSETS                                  December 31,       1995         1994
CURRENT ASSETS:
     Cash                                              $   482,049   $   422,037
     Accounts receivable - net of
          reserve for uncollectibles (Note 4)            3,659,990     2,647,053
     Refundable income taxes                                     0        42,034
     Materials and supplies (Note 1)                     1,516,358     1,293,091
     Prepaid expenses                                      317,085       285,819

                                                         5,975,482     4,690,034

NONCURRENT ASSETS:
     Unamortized debt issuance expense                      75,170        41,686
     Other deferred charges                                140,327       162,616
     Investments (Note 1)                                1,286,646       779,806

                                                         1,502,143       984,108

TELEPHONE PLANT - AT COST: (Notes 1, 2 and 5)
     Telephone plant in service                         32,131,186    30,666,549
     Telephone plant under construction                  1,032,206       839,392

                                                        33,163,392    31,505,941
         Less:  Depreciation reserve (Notes 1 and 3)    11,222,994     9,522,504

                                                        21,940,398    21,983,437

TOTAL ASSETS                                           $29,418,023   $27,657,579










The accompanying notes are an integral part of the financial statements.




CONSOLIDATED BALANCE SHEET (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY            December 31,              1995                   1994
CURRENT LIABILITIES:
     Current maturities-long-term debt                                 $   370,000           $   120,000
     Notes payable  (Note 6)                                               950,000               900,000
     Accounts payable                                                    2,359,341             1,766,777
     Advance billing and payments                                          206,986               202,358
     Customer deposits                                                     173,717               257,226
     Accrued taxes                                                         108,409                31,426
     Accrued interest                                                       84,573                84,285
     Other accrued expenses                                                467,215               439,581

                                                                         4,720,241             3,801,653

LONG-TERM DEBT:  (Note 5)                                                7,000,000             7,370,000

DEFERRED CREDITS:  (Notes 1 and 7)
     Accumulated deferred federal income taxes                           2,250,073             1,973,117
     Unamortized investment tax credits                                    312,517               372,606
     Other deferred credits                                                390,980               640,961

                                                                         2,953,570             2,986,684

STOCKHOLDERS' EQUITY:  (Notes 5, 12, 13 and 14)
     Preferred stock - 5% cumulative; $100 par value;
         Authorized 7,500 shares;
         Issued and outstanding 5,000 shares                               500,000               500,000
     Common stock - no par value;
         Authorized shares: 720,000
         Issued 644,757 (1995) and 639,263 (1994)                        2,281,238             2,089,642
     Retained earnings                                                  12,738,174            11,684,800

                                                                        15,519,412            14,274,442

     Less:  Treasury stock at cost, 25,800 shares                          775,200               775,200

                                                                        14,744,212            13,499,242

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $29,418,023           $27,657,579






The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF INCOME

                              Years ended December 31,          1995             1994             1993
OPERATING REVENUES:
       Local network service                                $ 2,698,483      $ 2,448,677       $ 2,356,182
       Network access and long distance
             network service                                  7,448,838        6,956,102         6,003,202
       Miscellaneous (Note 1)                                 3,168,620        2,873,169         2,802,855
                                                             13,315,941       12,277,948        11,162,239
       Less:  Provision for uncollectibles                      (59,956)         (25,144)         (28,718)

             Total operating revenues                        13,255,985       12,252,804        11,133,521

OPERATING EXPENSES:
       Plant specific                                         2,128,966        1,926,005         1,758,650
       Plant non-specific:
             Depreciation                                     2,031,864        1,801,722         1,448,853
             Other                                              580,838          742,732           589,940
       Customer operations                                    2,780,319        2,651,856         2,385,226
       Corporate operations                                   1,695,746        1,727,907         1,748,356

             Total operating expenses                         9,217,733        8,850,222         7,931,025

OPERATING TAXES:
       Federal income taxes (Note 7)                            584,466          312,507           376,224
       Property, revenue and payroll                            960,718        1,023,023           964,882

             Total operating taxes                            1,545,184        1,335,530         1,341,106

             Operating income                                 2,493,068        2,067,052         1,861,390
NONOPERATING INCOME (EXPENSES) -
       NET:   (Note 11)                                         305,200          326,392           259,658

             Income available for fixed charges               2,798,268        2,393,444         2,121,048

FIXED CHARGES:
       Interest on funded debt                                  593,756          619,064           333,223
       Other interest charges                                    31,790           16,367           136,623
       Amortization                                              19,350            8,563             8,563

             Total fixed charges                                644,896          643,994           478,409

       NET INCOME                                             2,153,372        1,749,450         1,642,639

PREFERRED DIVIDENDS                                              25,000           25,000            25,000

       INCOME APPLICABLE TO
           COMMON STOCK                                     $ 2,128,372      $ 1,724,450       $ 1,617,639

       NET INCOME PER AVERAGE SHARE
           OF OUTSTANDING COMMON
           STOCK  (Note 12)                                 $      3.45      $      2.82       $      2.66

       AVERAGE SHARES OF COMMON STOCK
            OUTSTANDING (Note 12)                               617,584          612,248           607,301

The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 1995, 1994 and 1993


                                          Treasury       Preferred       Common      Retained
                                            Stock          Stock         Stock       Earnings         Total

Balance, December 31, 1992                ($775,200)      $500,000     $1,767,230   $10,367,817    $11,859,847

   Net income for the year                     -----         -----          -----     1,642,639      1,642,639

   Dividends:
      Common ($1.64 per share)                 -----         -----          -----      (996,286)      (996,286)
      Preferred ($5.00 per share)              -----         -----          -----       (25,000)       (25,000)
Sale of Common Stock                           -----         -----        155,117         -----         55,117
Purchase of Treasury Stock                         0         -----          -----         -----              0
Balance, December 31, 1993                 (775,200)       500,000      1,922,347    10,989,170     12,636,317

   Net income for the year                     -----         -----          -----     1,749,450      1,749,450

   Dividends:
      Common ($1.68 per share)                 -----         -----          -----    (1,028,820)    (1,028,820)
      Preferred ($5.00 per share)              -----         -----          -----       (25,000)       (25,000)
Sale of Common Stock                           -----         -----        167,295         -----        167,295

Balance, December 31, 1994                 (775,200)       500,000      2,089,642    11,684,800     13,499,242

   Net income for the year                     -----         -----          -----     2,153,372      2,153,372

   Dividends:
      Common ($1.74 per share)                 -----         -----          -----   (1,074,998)    (1,074,998)
      Preferred ($5.00 per share)              -----         -----          -----      (25,000)       (25,000)
Sale of Common Stock                           -----         -----        191,596        -----        191,596

Balance, December 31, 1995                ($775,200)     $ 500,000     $2,281,238   $12,738,174    $14,744,212








The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF CASH FLOWS

                                  Years ended December 31,         1995              1994              1993

CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                                  $  2,153,372      $  1,749,450      $  1,642,639
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation and amortization                             2,051,214         1,811,191         1,458,323
        Deferred income tax and investment
           tax credit                                               (33,114)          (16,238)         (164,619)
        Interest charged to construction                            (32,372)         (123,482)         (103,569)
        Income from partnership                                    (290,250)         (293,500)         (243,949)

   Change  in  assets and liabilities:
     (Increase) Decrease in accounts receivable                    (970,903)         (243,517)         (134,406)
     (Increase) Decrease in materials and supplies                 (223,267)         (252,651)         (107,466)
     (Increase) Decrease in prepaid expenses                        (31,266)           23,312            24,174
     (Increase) Decrease in deferred charges                         22,289           (74,011)          (34,430)
     Increase (Decrease) in accounts payable                        592,564            93,104           149,032
     Increase (Decrease) in customers' deposits                     (83,509)           57,665           (18,577)
     Increase (Decrease) in advance billing and payment               4,628            15,497              ----
     Increase (Decrease) in accrued expenses                         77,271          (211,188)          261,596
     Increase (Decrease) in other liabilities                        27,632           283,133            (2,050)

        Net cash provided by operating activities                 3,264,289         2,818,765         2,726,698

CASH FLOW FROM INVESTING ACTIVITIES:

   Purchase of property, plant and equipment                     (1,988,826)       (4,143,323)       (3,221,750)
   Interest charged to construction                                  32,372           123,482           103,569
   Distribution from partnership                                          0           202,500           258,750
   Changes in other investments                                    (216,589)           (2,345)           (5,000)

          Net cash used in investing activities                  (2,173,043)       (3,819,686)       (2,864,431)

CASH FLOW FROM FINANCING ACTIVITIES:

   Increase (Decrease) in Notes Payable                              50,000           900,000        (2,100,000)
   Repayment of long-term debt                                     (120,000)         (120,000)         (120,000)
   Proceeds from issuance of long-term debt                            ----              ----         4,000,000
   Dividends                                                     (1,099,998)       (1,053,820)       (1,021,286)
   Sale of Common Stock                                             191,596           167,295           155,117
   Increase in unamortized debt issue expense                       (52,832)             ----              ----
           Net cash provided by (used in) financing activities   (1,031,234)         (106,525)          913,831

           Increase (Decrease) in cash and
             cash equivalents                                        60,012        (1,107,446)         776,098

           Cash and cash equivalents at
             beginning of year                                      422,037         1,529,483          753,385

           Cash and cash equivalents at
             end of year                                       $    482,049      $    422,037      $ 1,529,483

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is an independent telephone company providing telephone service to customers in the Towns of Warwick and Goshen, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local telephone service to residential and business customers, access and billing and collection services to interexchange carriers and the sale and leasing of telecommunications equipment.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

     DEPRECIATION

     Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 6.47%, 6.25%, and 5.56%, for the years 1995, 1994 and 1993, respectively.

     CAPITALIZATION OF CERTAIN COSTS AND EXPENSES

     The Company has consistently followed the practice of capitalizing certain costs related to construction, including payroll and payroll related costs and significant costs of capital incurred during construction. The income which results from capitalizing interest during construction is not currently realized but, under the regulatory rate-making process, is recovered by revenues generated from higher depreciation expense over the life of the related plant.

     FEDERAL INCOME TAXES

     The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), as of January 1, 1993. Under SFAS 109 deferred income taxes arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company's deferred taxes result principally from differences in depreciation methods for financial reporting and tax reporting.

     Investment tax credits have been normalized and are being amortized to income over the average life of the related telephone plant and other equipment.




INVESTMENTS

Investments consisted of the following at December 31:                  1995            1994

Investment in cellular partnership                                 $ 1,054,485        $ 764,235
Other investments                                                      232,161           15,571

                                                                   $ 1,286,646        $ 779,806

The partnership investment represents the Company's 7.5% interest as a limited partner in a cellular telephone operation and has been recorded on the equity method. The other investments are recorded at cost.

CASH FLOW STATEMENT

Cash and cash equivalents consists principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31, 1995 the amount of cash in excess of these F.D.I.C. insured limits was approximately $489,500. The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31, 1995:

                                                     1995               1994              1993

Interest                                           $ 625,259         $ 613,969        $ 448,733
Federal Income Taxes                               $ 615,000         $ 717,037        $ 462,635

MATERIAL AND SUPPLIES

New and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. As of December 31, 1995 and 1994 the Material and Supplies inventory consisted of the following:

                                                                    1995                1994
     Inventory for outside plant construction                   $   301,022         $   329,998
     Inventory for central office equipment                         544,109             234,778
     Inventory of deregulated equipment held for sale
         or lease (principally PBX and station equipment)           671,227             728,315

                                                                $ 1,516,358         $ 1,293,091

RETIREMENT AND/OR DISPOSITION OF PROPERTY

When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

MISCELLANEOUS REVENUES

Miscellaneous revenues consisted of the following for each of the three years in the period ended December 31:


                                                     1995               1994              1993

Directory advertising revenue                    $   784,365       $   738,231      $   723,899
Rent revenue                                         193,310           178,585          148,804
Billing and collection revenue                     1,105,198         1,109,344        1,123,500
Deregulated revenues                                 441,352           428,693          427,904
Other operating revenues                             644,395           418,316          378,748

                                                 $ 3,168,620       $ 2,873,169      $ 2,802,855




2.   TELEPHONE PLANT IN SERVICE

     Telephone plant in service, at cost, consisted of the following at December 31:

                                                                                1995             1994

     Land                                                                   $    164,981     $    164,981
     Buildings and improvements                                                1,979,310        1,924,228
     Equipment                                                                29,199,788       27,817,135
     Vehicles                                                                    787,107          760,205

                                                                            $ 32,131,186     $ 30,666,549

3.   DEPRECIATION RESERVE

     Depreciation reserve consisted of the following at December 31:

                                                                                1995             1994

     Buildings and improvements                                             $    385,685    $     331,099
     Equipment                                                                10,401,991        8,815,326
     Vehicles                                                                    435,318          376,079

                                                                            $ 11,222,994    $   9,522,504


4.   ACCOUNTS RECEIVABLE

     The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 1995 and 1994.

5.     LONG-TERM DEBT

        Long-term debt consisted of the following at December 31:

                                                           1995                                1994
                                                                Redemption Price                     Redemption Price
                                                   Amount       Plus Premium          Amount            Plus Premium
        First Mortgage Bonds
          9.50% Series "F"                      $  260,000         100.00%         $   270,000              100.39%
          (due 09/01/1996)

          8.75% Series "G"                         110,000         100.00%             220,000              100.87%
          (due 12/15/1996)

          9.05% Series "I"                       3,000,000           N/A             3,000,000                N/A
          (due 05/01/2000)

          7.05% Series "J"                       4,000,000           N/A             4,000,000                N/A
          (due 12/01/2003)
                                                 7,370,000                           7,490,000

        Less: Current maturities
            of Long-Term Debt                      370,000                             120,000

         Total Long-Term Debt                   $7,000,000                          $7,370,000

     Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" equals interest expense 1.5 times.

     Maturities and sinking fund requirements for the five years subsequent to 1995 for long-term debt outstanding as of December 31, 1995 are as follows:

               1996.................................................  $  370,000
               1997 ................................................     -----
               1998.................................................     -----
               1999.................................................     -----
               2000.................................................  $3,000,000

     At the option of the Company, the first mortgage bonds, except for the Series "I" and "J" bonds, which may not be redeemed prior to their maturity date, may be redeemed in whole or in part before maturity at par plus various declining premium rates as stated above.

6.   NOTES PAYABLE

     The Company has an unsecured line of credit with the Warwick Savings Bank, which expires in April, 1996. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total credit available at December 31, 1995 was $1,550,000. The balances outstanding as of December 31, 1995 and 1994 were $950,000 and $900,000 respectively, bearing interest rates of 8% and 5.50%.

7.   FEDERAL INCOME TAXES

     The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rates to pre-tax income. The statutory tax rate of 34% applies to all three years.

                                                                1995         1994         1993
     Operating federal income taxes:
      Current portion                                        $ 601,448    $ 345,433    $ 576,101
      Deferrals, net of reversals:
           Depreciation                                        100,984      153,538       (6,252)
           Cost of removal                                       2,928      (11,768)     (11,594)
           Tax savings due to TRA of 1986                      (89,760)     (89,760)    (126,745)
           Other                                                19,866      (33,936)      (4,286)
      Investment tax credit, net of amortization               (51,000)     (51,000)     (51,000)

                                                               (16,982)     (32,926)    (199,877)

                 Operating F.I.T. expense                      584,466      312,507      376,224

      Nonoperating federal income taxes:
       Current portion                                          89,917      102,417       88,735
       Deferrals, net of reversals:                             (9,089)      (3,875)      (3,875)

              Nonoperating F.I.T. expense                       80,828       98,542       84,860

         F.I.T. included in income (loss) of subsidiary         45,947          115      (10,322)

             Total F.I.T. expense, as reported                 711,241      411,164      450,762


7.   FEDERAL INCOME TAXES (continued)

                                                           1995           1994          1993
      Reversals of deferred taxes                        177,968        202,255        162,793
      Tax savings of TRA of 1986, net                     89,760         89,760        126,745
      Other                                               (5,001)        31,430        (28,544)

        FEDERAL INCOME TAX AT
          STATUTORY RATE                               $ 973,968      $ 734,609      $ 711,756

      The following components comprise the net deferred tax liability reported as of December 31:

                                                         1995           1994
          Deferred tax liabilities                    $2,406,384     $2,155,700
          Deferred tax assets                            156,311        182,583

          Net deferred tax liability                  $2,250,073     $1,973,117

     The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset is due to the unamortized investment tax credit being deemed a temporary difference in the basis of the related assets.

     The adoption of SFAS 109, Accounting for Income Taxes, has required certain reclassifications of deferred tax balances and the establishment of regulatory assets and liabilities. This is due to the ratemaking treatment of deferred taxes and unamortized investment tax credits, whereby future reversals can be expected to be recovered or returned to customers through future rates. Any existing excess deferrals, generated from a change in tax rates, which will be passed on to customers of the Company's regulated operations in the future, have been reclassified as regulatory liabilities. The balance of unamortized investment tax credits is a temporary difference and a deferred tax asset has been established for this. The offsetting regulatory liability associated with this reflects the future amounts due to customers as reversals of these balances occur. These regulatory liabilities are included in other deferred credits and amounted to $202,170 and $355,348 as of December 31, 1995 and 1994, respectively. As reversals of the deferred tax balances occur in the future, these regulatory liabilities will also decrease.

8.   PENSION PLANS

     DEFINED BENEFIT PENSION PLAN - The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age and have completed one year of service. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Contributions to the plan for 1995, 1994 and 1993 were $329,807, $80,309, and $323,861 respectively.

     The following table sets forth the combined plans' funded status and amounts recognized in the Company's statement of financial position as of December 31, 1995 and 1994:

                                                                                  1995           1994
         Actuarial present value of benefit obligations:
              Accumulated benefit obligation:  vested benefit                  $ 6,019,582    $ 4,806,189
                                           non-vested benefit                        4,528          6,061

                                                                               $ 6,024,110    $ 4,812,250

        Projected benefit obligation for service rendered to date              $(7,602,508)   $(6,271,045)
        Plan assets at fair value (bonds, real estate, mortgages and stocks)     6,429,016      5,153,449

        Projected benefit obligation in excess of plan assets                   (1,173,492)    (1,117,596)

        Unrecognized net loss (gain) from past experience different from
             that assumed and effects of changes in assumptions                    265,103        101,692
        Prior service cost not yet recognized in net periodic pension cost         348,167        398,778
        Unrecognized net transition obligation                                     319,582        372,845

        Prepaid (accrued) pension cost                                         $  (240,640)   $  (244,281)

     Net periodic pension cost for the years 1995, 1994 and 1993 includes the following components:

                                                                                  1995           1994             1993
        Service cost-benefits earned during
             the period                                                        $   168,557     $   161,479      $   168,540
        Interest cost on projected benefit
             obligation                                                            506,037         474,519          430,840
        Actual return on plan assets                                            (1,100,756)        (30,662)        (482,013)
        Net amortization and deferral                                              752,328        (226,140)         207,964

               Net periodic pension cost                                       $   326,166     $   379,196      $   325,331

     A discount rate of 8.5% and 7.5% and a rate of increase in future compensation levels of 6.5% and 5.5% were used in determining the actuarial present value of the projected benefit obligations for 1995 and 1994, respectively. The expected long-term rate of return on assets was 9.0% and 8.0% for 1995 and 1994, respectively.

     There may be differences in the amount of pension expense as stated above and that recorded in these financial statements due to regulatory requirements. This difference would be recorded as a regulatory asset or liability and will be disposed of by the regulators at a future date.

     DEFINED CONTRIBUTION PLAN - The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. The Company contributes a matching contribution up to 3.0% of an eligible participant's compensation for management, clerical traffic, and plant employees.

     The Company contributed and expensed $82,551, $70,606 and $62,912 for the years ended December 31, 1995, 1994 and 1993, respectively.

9.   POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS

     The Company has adopted SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires the cost of these benefits to be recognized over the service life of employees. The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Due to regulatory requirements the Company is allowed to expense the amount actually funded, with any difference between the funding amount and the SFAS 106 expense amount being deferred as a regulatory asset or liability. Assets of the plan are held in various tax exempt funding vehicles and are invested principally in a bond mutual fund.

     The following table sets forth the plan's funded status reconciled with the amounts shown in the Company's balance sheet at December 31, 1995 and 1994.



        Accumulated postretirement benefit obligation:             1995             1994
         Retirees                                             $  (364,378)     $  (402,196)
         Fully eligible active plan participants                 (278,966)        (199,790)
         Other active plan participants                          (833,257)        (779,694)

                                                              $(1,476,601)     $(1,381,680)
        Plan assets at fair value                                 456,361          275,702

        Accumulated postretirement benefit
             obligation in excess of plan assets               (1,020,240)      (1,105,978)
        Unrecognized net loss (gain)                              103,494          152,222
        Unrecognized transition obligation                        875,428          926,924

            Prepaid (Accrued) postretirement benefit cost     $   (41,318)     $   (26,832)

     Net periodic postretirement benefit costs for 1995, 1994 and 1993 includes the following components:

                                                                   1995             1994           1993
        Service cost                                            $  44,963        $  42,975      $  33,691
        Interest cost on accumulated
             postretirement benefit obligation                    102,387           95,370         77,244
        Actual return on plan assets                              (52,234)         (11,513)          --
        Amortization of transition obligation
             over 20 years                                         51,496           51,496         51,496
        Net amortization and deferral                              32,211            2,078           --

            Net periodic postretirement benefit cost            $ 178,823         $ 180,406      $ 162,431

     For measurement purposes, a 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually (1% per annum until 1997 and .5% from 1998-2006) to 5% at 2007 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $260,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $32,000.

     The weighted-average discount rate and the rate of compensation increase used in determining the accumulated postretirement benefit obligation was 7.5% and 5.0% for both 1995 and 1994, and the expected long-term rate of return on plan assets was 7.5% for both years.

10. RELATED PARTY TRANSACTIONS

     The Company expended approximately $204,565, $187,036 and $164,586 during 1995, 1994 and 1993, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

11. NONOPERATING INCOME AND EXPENSES

     Nonoperating income (expense) for the years ended December 31, are as follows:

                                                   1995           1994           1993
        Interest charged to construction        $  32,372      $ 123,482      $ 103,569
        Interest income                               513         17,082          3,570
        Income from cellular partnership          290,250        293,500        243,949
        Net income (loss) from subsidiaries        89,193            225        (20,037)
        Other nonoperating income (expense)       (26,300)        (9,355)        13,467
        Nonoperating federal income taxes         (80,828)       (98,542)       (84,860)

                                                $ 305,200      $ 326,392      $ 259,658

12. EARNINGS PER SHARE

     Earnings per share are based on the weighted average number of shares outstanding of 617,584, 612,248 and 607,301 for the years ended December 31, 1995, 1994 and 1993, respectively.

13. TREASURY STOCK

     The Company accounts for treasury stock using the cost method of accounting.

14. PREFERRED STOCK

     The preferred stock may be redeemed by the Company on any dividend payment date at par plus accumulated dividends. Preferred stock ranks prior to the common stock both as to dividends and on liquidation, but has no general voting rights. However, if preferred stock dividends are in default in an amount equal to six quarterly dividends, the holder of preferred stock shall have the right to elect a majority of the Board of Directors and such voting rights would continue until all dividends in arrears have been paid.

15. COMMITMENTS

     The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. Due to recent changes in the structure of these pools, the Company's responsibility is to contribute certain fixed amounts during a transition period, after which time the amounts may change. Payments to the National Exchange Carrier Association during 1995 were $54,000 and the contribution for 1996 is expected to be $75,000. Effective October 1, 1992, the New York State Settlement Pool was restructured, resulting in the Company being obligated to contribute $220,000 in 1996 through September 30th. Contributions after that date are not known at this time. The amounts paid to these pools are considered part of the cost of providing access service to inter-exchange carriers and are included in the rates charged to them.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be $7,460,000 at December 31, 1995, compared to a carrying value of $7,000,000. The fair value estimates were based on rates currently available from debt instruments with similar terms and maturities. The fair value of all other financial instruments is estimated by management to approximate the carrying value.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      To the Board of Directors                                 February 8, 1996
      Warwick Valley Telephone Company
      P.O. Box 592
      Warwick, New York 10990
                          INDEPENDENT AUDITOR'S REPORT

      We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

      Bush & Germain, P.C. (signature)

      Bush & Germain, P.C.
      Syracuse, New York
      February  8, 1996




BOARD OF DIRECTORS AND OFFICERS

(page of photos)
Philip S. Demarest                  Howard Conklin, Jr.               Earl V. Barry
Board Director,                     Chairman of the Board of          Board Director,
Vice President,                     the Company, Chairman of          Retired, Former Vice
Secretary & Treasurer of            the Board, Conklin &              President of the
the Company                         Strong, Inc., Warwick, N.Y.       Company


Henry L. Nielsen, Jr.               Fred M. Knipp                     Victor J. Marotta
Vice Chairman of the                Board Director,                   Board Director,
Board of the Company,               President & C.E.O. of             Director of Tri-States Tankers
President,  Nielsen                 the Company                       of New York, Inc.
Construction Co., Inc.,                                               Slate Hill, N.Y.
Warwick, N.Y.


Wisner H. Buckbee                   Joseph E. DeLuca, M.D.            Corinna S. Lewis
Board Director,                     Board Director,                   Board Director,
President, Wisner Farms, Inc.,      Physician, Vernon Urgent Care     Retired Public Relations
Warwick, N.Y.                       Center, Vernon, N.J.              Consultant


Herbert Gareiss, Jr.
Vice President of
the Company




PERFORMANCE HIGHLIGHTS

For years ended or at December 31,        1995           1994          1993          1992          1991

SELECTED FINANCIAL DATA

Total revenues *                      $14,969,872   $13,570,409   $11,817,981    $10,949,082   $11,047,247

Telephone operating revenues           13,315,940    12,277,948    11,162,239     10,377,034    10,680,840

Total expenses *                       11,022,037    10,165,019     8,351,512      7,692,276     7,464,253

Telephone operating expenses            9,217,733     8,850,222     7,931,025      7,290,612     7,129,700

Net income                              2,153,372     1,749,450     1,642,639      1,401,753     1,608,155

Total assets                           29,418,023    27,657,579    25,792,681     23,010,828    21,546,013

Current assets                          5,975,482     4,690,034     5,324,625      4,330,829     3,496,242

Current liabilities                     4,720,240     3,801,653     2,663,442      4,373,441     2,919,135

Long-term obligations                   7,000,000     7,370,000     7,490,000      3,610,000     3,961,000

Percentage of debt to
    total capital                           36.07          38.3          37.6           31.2          30.8

Shareholders' equity                   14,744,212    13,499,242    12,636,317     11,859,847    11,446,525

COMMON STOCK DATA

Income applicable to
    common stock                        2,128,372     1,724,450     1,617,639      1,376,753     1,583,155

Income per share                             3.45          2.82          2.66           2.27          2.63

Book value                                  23.06         21.23         19.96          18.70         18.18

Cash dividends per
    common share                             1.74          1.68          1.64           1.60          1.50

Shareholders of record                        607           591           590            584           574

Shares outstanding                        617,584       612,248       607,301        607,491       602,016

GENERAL

Access lines in service                    22,132        21,126        20,312         19,514        18,900

Carrier access minutes                134,534,480   125,081,670   115,645,770     88,039,170    78,528,858

* Including cellular shown as part of nonoperating income (expenses) on statement of income.

CONCERNING THE COMPANY'S COMMON STOCK

     Although private sales are made by holders of the Company's common stock from time to time, there is no established public trading market for the Company's common stock, and the Company is unable to say whether one will develop. At March 1, 1996, there were 607 holders of the Company's common stock.

     The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1994, the Company paid a dividend on its common stock of $1.68 per share. In 1995, the common stock dividend was $1.74 per share.