Form 10-K, Exhibit 13
period 1996-12-31
WARWICK VALLEY TELEPHONE CO
filed 1997-03-31
CIK 104777

PRESIDENT'S SUMMARY

      1996 was another prosperous year for Warwick Valley Telephone Company. This was the fourth straight year with significant growth in earnings; they have more than doubled in those four years. Dividends have increased and stock value has increased substantially. One result is that we are proposing a stock split to reduce the per share market price and enhance stock marketability.

      Earnings have increased from our newer services as expected, but also from ordinary telephone services. Warwick Valley Long Distance was again the profit leader of new services. In telephone operations our revenue increase far exceeded the expense increase reflecting much higher productivity. Our overall earnings were understandably somewhat depressed by Warwick Online's start-up costs; however, by year's end WOL also was operating Oin the blackO and stands ready to make a significant contribution to 1997 earnings.

      Growth has had many dimensions. There has been some growth in the number of customers, but much of our growth in telephone lines has come from additional lines per customer. A typical new residential customer today has two or three telephone lines, a facsimile line and a computer line. We are now routinely installing six lines into each new dwelling. Long distance and ancillary telephone services have grown proportionally. Online computer service growth has been dramatic and has also added to the need for additional lines. The demand for online service as access to the Internet has exploded as more people are buying or upgrading computers, as more people are learning about the Internet and as the Internet is developing more useful information. In 1996 Warwick Online's subscriber count increased fivefold from 1,000 to over 5,000. Almost 2/3 of our Online subscribers are outside our telephone service area.

      Our progress appears particularly significant in the context of our changed business environment. All of our new services and many of the traditional telephone services are now offered in a highly competitive market. Long distance telephone service has been competitive for us since 1991. On January 1, 1997 competition was introduced in our New York market for Regional toll service (generally calls within the same area code) and we now have eleven competitors. We expect that in New Jersey later this year. State regulators are proceeding to implement rules for increased competition for all telecommunications as they and the Federal Communications Commission implement the Federal Telecommunications Act of 1996. The impact of these new regulations is still evolving but we are adapting well so far and I expect we will continue to do so. We generally believe that competition is good if it is not unfairly regulated by government. Our approach to competition is to become better competitors.

      Paging is a service that is making great strides. It is moving from being only emergency communication to becoming a popular way for the larger population to stay in touch. We therefore introduced paging as a WVT service and are now selling pagers and reselling pager service in our community.

      By most measures the Company is progressing well. We know that changes in regulation and advances in technology are also accompanied by changes in society that affect customer attitudes. We know that today's customers want choice and demand flawless service. We strive to provide both. Our services and products give more choice to customers and we are entering those competitive markets where we feel we have competence. Our employees are developing new skills and customer focus. Our managers are adapting new techniques to benefit from those employee skills and from information technology. We have maintained the level of investment needed to keep our facilities modern and we are planning ahead. I am quite confident in a successful future for this Company.

RESULTS OF OPERATIONS - 1996 vs. 1995

The Company's net income from all sources increased $942,109 (or 43.8%) to $3,095,481 for the twelve-month period ended December 31, 1996, as compared to the same period in 1995.

Telephone operating revenues increased $1,855,932 (or 13.9%) to $15,161,873 for the year ended December 31, 1996, as compared to $13,315,940 for 1995, primarily as a result of a $1,631,781 (or 21.9%) increase in toll and access revenue. This increase resulted primarily from increased state and interstate access revenues of $1,397,767, increased federal subscriber line charges to end user customers of $79,087, and an increase in toll revenue of $88,401. Local revenues increased $286,322 (or 10.6%), primarily as a result of an increase in the number of access lines and increased use of newly marketed services. Miscellaneous revenues decreased $72,171 (or 2.3%), primarily as a result of a non-recurring revenue settlement received during 1995.

Telephone operating expenses increased $543,702 (or 5.9%) to $9,761,435 at December 31, 1996, as compared to $9,217,733 at year-end 1995. An increase in wages and benefits of $438,686 (or 7.5%) and an increase in depreciation expense of $118,376(or 5.8%) accounted for most of the increase.

Non-operating income increased to $487,382 in 1996 from $305,200 in 1995. This increase resulted largely from an increase in net income received from the Company's 7.5% interest in the Orange-Poughkeepsie Cellular Partnership, which increased by $248,243 after federal income tax. This was partially offset by an increase in the operating loss of Hometown Online, Inc. which lost $165,531 during its first full year of operation as opposed to a loss of $87,121 during 1995, when it commenced doing business.

RESULTS OF OPERATIONS - 1995 vs. 1994

The Company's net income from all sources increased $403,923 (or 23.1%) for the twelve-month period ended December 31, 1995, as compared to the same period in 1994.

Telephone operating revenues increased $1,037,992 (or 8.5%) to $13,315,940 for the year ended December 31, 1995, as compared to $12,277,948 for 1994, primarily as a result of increases in interstate access revenues of $401,200, miscellaneous revenues of $295,451 (including directory, rent, operator services and non-regulated revenues), and local revenues of $249,808 (primarily from newly-marketed services).

Telephone operating expenses increased $367,511 (or 4.2%) to $9,217,733 at December 31, 1995, as compared to $8,850,222 at year-end 1994. Wage and benefit increases of $327,984 (or 6.0%) accounted for most of the overall increase.

Non-operating income decreased to $305,200 in 1995 from $326,392 in 1994. Decreases in interest charged construction, interest income and other non-operating income (expense) were offset by increased net income from subsidiaries and decreased non-operating federal income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 1996 with working capital of $2,053,934 as compared to $1,255,242 at December 31, 1995. This difference was largely due to a decrease in accounts payable of $758,397 and the fact that no current maturities of long term debt existed, compared to $370,000 at the end of 1995.

The Company issued 4,471 shares of its common stock on April 1, 1996 to employees participating in retirement savings plans at $42.84 per share (a 15% discount from the appraised price of $50.40). Additional sales to employees are anticipated during 1997 and subsequent years. A purchase of 1,000 shares for the treasury took place during 1996 at $50.00 per share. No additional purchases are planned at this time.

Pursuant to a NYSPSC order, the tax savings due to the general reduction in income tax liability of the Company made possible by the Tax Reform Act of 1986 attributable to New York State operations have been deferred. These tax savings were applied during 1996, and will continue until fully written off during 1997, as an offset against the costs of funding retiree health benefits. Reduced rates to reflect the tax savings were ordered in New Jersey beginning July 1, 1987.

The Company holds a 7.5% limited partnership interest in the cellular mobile telephone partnership which is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. Since the inception of the partnership, the Company has made capital contributions of $249,750. No further capital contributions are currently scheduled. A wholly-owned subsidiary of the Company, Warwick Valley Mobile Telephone Company (WVMT), resells cellular telephone service to the Company's subscribers as well as to others. WVMT also sells and installs cellular telephone sets. The Company has invested approximately $326,000 in WVMT since its operations began on April 1, 1989.

A second wholly-owned subsidiary, Warwick Valley Long Distance Company, Inc.
(WVLD), began business in December 1993 in New Jersey and in May 1994 in New York. WVLD resells toll service to customers of Warwick Valley Telephone. WVLD achieved positive retained earnings prior to the end of 1994.

Another wholly-owned subsidiary, Warwick Valley Networks, Inc. (WVN), was established during 1994. WVN is a partner in the New York State Independent Network (NYSINET), which was created by the independent telephone companies of New York to build and operate its own data connections network. NYSINET will make it unnecessary for its member companies to rely on outside companies for these services and may also offer services to companies who are not members, creating a potential source of additional revenue. The NYSINET network began partial operation during 1996 and is expected to be fully in operation during 1997.

An additional wholly-owned subsidiary, Hometown Online, Inc. (ONLINE) was established during 1995. It is the entity through which WVTC offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within WVTC's service area as well as in nearby areas in New York, New Jersey and Pennsylvania. The Company has invested approximately $1,200,000 in Online since its operations began in July 1995. Online was approaching break-even on a cash flow basis during 1996 and is expected to show positive cash flow during 1997.

ASSETS                             December 31,        1996             1995

CURRENT ASSETS:
      Cash                                      $   728,520     $   482,049
      Accounts receivable - net of
       reserve for uncollectibles                 3,290,714       3,659,990
      Materials and supplies                      1,451,858       1,516,358
      Prepaid expenses                              306,532         317,085

                                                  5,777,625       5,975,482

NONCURRENT ASSETS:
      Unamortized debt issuance expense              61,378          75,170
      Other deferred charges                        227,699         140,327
      Investments                                 1,354,390       1,076,915

                                                  1,643,467       1,292,412

PROPERTY, PLANT AND EQUIPMENT:(Notes 1, 2 and 5)

      Plant in service                           34,578,033      32,352,371
      Plant under construction                    1,444,982       1,032,206
                                                 36,023,015      33,384,577

       Less:  Depreciation reserve (Notes 1
               and 3)                            13,200,526      11,234,448
                                                 22,822,489      22,150,129

      TOTAL ASSETS                              $30,243,580     $29,418,023

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturities-long-term debt                    0     $  370,000
     Notes payable (Note 6)                         850,000        950,000
     Accounts payable                             1,600,944      2,359,341
     Advance billing and payments                   188,865        206,986
     Customer deposits                              153,143        173,717
     Accrued taxes                                  275,241        108,409
     Accrued interest                                75,829         84,573
     Other accrued expenses                         579,669        467,215
                                                  3,723,691      4,720,241

LONG TERM DEBT (Note 5)                           7,000,000      7,000,000

DEFERRED CREDITS: (Notes 1 and 7)
     Accumulated deferred federal income taxes    2,313,224      2,250,073
     Unamortized investment tax credits             252,427        312,517
     Other deferred credits                         243,690        390,980
                                                  2,809,341      2,953,570

STOCKHOLDERS EQUITY: (Notes 5, 12, 13 and 14)
     Preferred stock - 5% cumulative;
      $100 par value;
      Authorized 7,500 shares;
      Issued and outstanding 5,000 shares           500,000        500,000
     Common stock - no par value;
            Authorized shares: 720,000
            Issued 648,571(1996) and
            644,757 (1995)                        2,439,663      2,281,238
    Retained earnings                            14,596,085     12,738,174

                                                 17,535,748     15,519,412

    Less:  Treasury stock at cost,
           26,800 (1996) and 25,800 (1995)
           shares                                   825,200        775,200
                                                 16,710,548     14,744,212

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $30,243,580  $  29,418,023

The accompanying notes are an integral part of the financial statements.

     Years ended December 31,        1996      1995          1994

OPERATING REVENUES:

 Local network service                $ 2,984,805   $ 2,698,483   $ 2,448,677
 Network access and long distance
  network service                       9,080,619     7,448,838     6,956,102
Miscellaneous (Note 1)                  3,096,449     3,168,620     2,873,169
                                       15,161,873    13,315,941    12,277,948
 Less:  Provision for uncollectibles      (35,085)      (59,956)      (25,144)

    Total operating revenues           15,126,788    13,255,985    12,252,804

OPERATING EXPENSES:

 Plant specific                         2,339,213     2,128,966     1,926,005
  Plant non-specific:
   Depreciation                         2,150,240     2,031,864     1,801,722
   Other                                  590,210       580,838       742,732
  Customer operations                   2,970,626     2,780,319     2,651,856
  Corporate operations                  1,711,146     1,695,746     1,727,907

  Total operating expenses              9,761,435     9,217,733     8,850,222

 OPERATING TAXES:
 Federal income taxes (Note 7)          1,152,084       584,466       312,507
   Property, revenue and payroll          947,105       960,718     1,023,023
    Total operating taxes               2,099,189     1,545,184     1,335,530

   Operating income                     3,266,164     2,493,068     2,067,052

NONOPERATING INCOME (EXPENSES) -
 NET: (Note 11)                           487,382       305,200       326,392
 Income available for fixed charges     3,753,546     2,798,268     2,393,444

FIXED CHARGES:
 Interest on funded debt                  575,581       593,756       619,064
  Other interest charges                   68,692        31,790        16,367
  Amortization                             13,792        19,350         8,563
  Total fixed charges                     658,065       644,896       643,994

 Net Income                             3,095,481     2,153,372     1,749,450

PREFERRED STOCK                            25,000        25,000        25,000

   INCOME APPLICABLE TO
    COMMON STOCK                    $   3,070,481   $ 2,128,372   $ 1,724,450

   NET INCOME PER AVERAGE SHARE
    OF OUTSTANDING COMMON
    STOCK  (Note 12)                $        4.94   $      3.45   $      2.82

   AVERAGE SHARES OF COMMON STOCK
    OUTSTANDING (Note 12)                 621,697       617,584       612,248

The accompanying notes are an integral part of the financial statements.

Years ended December 31, 1996, 1995 and 1994

                   Treasury    Preferred    Common    Retained
                    Stock        Stock       Stock    Earnings       Total

Balance,
 December 31, 1993 ($775,200)  $500,000  $1,922,347  $10,989,170  $12,636,317

 Net income
  for the year         -----      -----       -----    1,749,450    1,749,450

 Dividends:
  Common
  ($1.68 per share)    -----      -----       -----   (1,028,820)  (1,028,820)
  Preferred
  ($5.00 per share)    -----      -----       -----      (25,000)     (25,000)
Sale of Common Stock   -----      -----     167,295        -----      167,295

Balance,
 December 31, 1994 ($775,200)  $500,000  $2,089,642  $11,684,800  $13,499,242

 Net income
  for the year         -----      -----       -----    2,153,372    2,153,372

 Dividends:
  Common
  ($1.74 per share)    -----      -----       -----   (1,074,998)  (1,074,998)
  Preferred
  ($5.00 per share)    -----      -----       -----      (25,000)     (25,000)
Sale of Common Stock   -----      -----     191,596        -----      191,596

Balance,
 December 31, 1995 ($775,200)  $500,000  $2,281,238  $12,738,174  $14,744,212


Net income
 for the year          -----      -----       -----    3,095,481    3,095,481

 Dividends:
  Common
  ($1.95 per share)    -----      -----       -----   (1,212,570)  (1,212,570)
 Preferred
  ($5.00 per share)    -----      -----       -----      (25,000)     (25,000)
Sale of Common Stock   -----      -----     158,425        -----      158,425
Purchase of Treasury
 Stock               (50,000)     -----       -----        -----      (50,000)

Balance,
 December 31, 1996 ($825,200) $ 500,000  $2,439,663  $14,596,085  $16,710,548


The accompanying notes are an integral part of the financial statements.

Years ended December 31,                  1996         1995          1994

CASH FLOW FROM OPERATING ACTIVITIES:
 Net income                          $ 3,095,481   $ 2,153,372    $ 1,749,450
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
   Depreciation and amortization       2,164,032    2,051,214       1,811,191
   Deferred income tax and
   investment tax credit               (144,229)     (33,114)         (16,238)
 Interest charged to construction       (25,272)     (32,372)        (123,482)
 Income from partnership               (666,375)    (290,250)        (293,500)

Change  in  assets and liabilities:
 (Increase) Decrease in accounts
   receivable                           369,276      (970,903)       (243,517)
 (Increase) Decrease in materials
   and supplies                          64,500      (223,267)       (252,651)
 (Increase) Decrease in prepaid
   expenses                              10,553       (31,266)         23,312
 (Increase) Decrease in deferred
   charges                              (87,372)       22,289         (74,011)
  Increase (Decrease) in accounts
   payable                             (758,397)      592,564          93,104
 Increase (Decrease) in customers'
  deposits                              (20,574)      (83,509)         57,665
 Increase (Decrease) in advance
  billing and payment                   (18,121)        4,628          15,497
 Increase (Decrease) in accrued
  expenses                              158,088        77,271        (211,188)
 Increase (Decrease) in other
  liabilities                           112,454        27,632         283,133

 Net cash provided by operating
  activities                          4,254,044     3,264,289       2,818,765

CASH FLOW FROM INVESTING ACTIVITY:
 Purchase of property, plant
  and equipment                      (2,822,600)   (1,988,826)     (4,143,323)
 Interest charged to construction        25,272        32,372         123,482
 Distribution from partnership          393,750          ----         202,500
 Changes in other investments            (4,850)     (216,589)         (2,345)

 Net cash used in investing
  activities                         (2,408,428)   (2,173,043)     (3,819,686)

CASH FLOW FROM INVESTING ACTIVITIES:
 Increase (Decrease) in Notes Payable  (100,000)       50,000         900,000
 Repayment of long-term debt           (370,000)     (120,000)       (120,000)
 Dividends                           (1,237,569)   (1,099,998)     (1,053,820)
 Sale of Common Stock                   158,425       191,596         167,295
 Purchase of Treasury Stock             (50,000)         ----            ----
 Increase in unamortized debt issue
  expense                                  ----       (52,832)           ----

 Net cash provided by (used in)
  financing activities              (1,599,144)    (1,031,234)       (106,525)

 Increase (Decrease) in cash and
  cash equivalents                     246,471         60,012      (1,107,446)

 Cash and cash equivalents at
  beginning of year                    482,049        422,037       1,529,483

 Cash and cash equivalents at
  end of year                      $   728,520    $   482,049     $   422,037

      The accompanying notes are an integral part of the financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Company is an independent telephone company providing telephone service to customers in the Towns of Warwick and Goshen, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local toll and cellular telephone service to residential and business customers, access and billing and collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and Internet access.

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

    CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidated financial statements except for the billing of certain intercompany expenses, which have not been eliminated in order to accurately state the income from the telephone company and subsidiary operations.

    DEPRECIATION

    Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 6.53%, 6.47%, and 6.25%, for the years 1996, 1995 and 1994, respectively.

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

    FEDERAL INCOME TAXES

    The Company records deferred taxes according to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109 deferred income taxes arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company's deferred taxes result principally from differences in depreciation methods for financial reporting and tax reporting.

    Investment tax credits have been normalized and are being amortized to income over the average life of the related telephone plant and other equipment.

    INVESTMENTS

    Investments consisted of the following at December 31:

                                                    1996             1995

      Investment in cellular partnership        $ 1,327,110      $ 1,054,485
      Other investments                              27,280           22,430

                                                $ 1,354,390      $ 1,076,915

    The partnership investment represents the Company's 7.5% interest as a limited partner in a cellular telephone operation. Other investments are recorded at cost.

    CASH FLOW STATEMENT

    Cash and cash equivalents consist principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31, 1996 the amount of cash in excess of these F.D.I.C. insured limits was approximately $535,000. The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31, 1996:

                                       1996           1995           1994

      Interest                     $  635,528     $  625,259      $  613,969
      Federal Income Taxes         $1,343,151     $  615,000      $  717,037

    MATERIAL AND SUPPLIES

    New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. As of December 31, 1996 and 1995 the Material and Supplies inventory consisted of the following:

                                                      1996             1995

        Inventory for outside plant construction   $ 322,440       $  301,022
        Inventory for central office equipment       431,946          544,109
        Inventory of deregulated equipment held
         for sale or lease (principally PBX and
         station equipment)                          697,472          671,227

                                                  $1,451,858       $1,516,358

    RETIRMENT AND/OR DISPOSITION OF PROPERTY

    When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

    MISCELLANEOUS REVENUES

    Miscellaneous revenues consisted of the following for each of the three years in the period ended December 31:

                                       1996          1995           1994

        Directory advertising
         revenue                 $    854,940    $  784,365      $  738,231
        Rent revenue                  199,021       193,310         178,585
        Billing and collection
         revenue                    1,153,032     1,105,198       1,109,344
        Deregulated revenues          467,669       441,352         428,693
        Other operating revenues      421,787       644,395         418,316
                                  $ 3,096,449    $3,168,620      $2,873,169

2.  PROPERTY, PLANT AND EQUIPMENT

    Plant in service, at cost, consisted of the following at December 31:

                                                  1996              1995
      Land, buildings, furniture and
       office equipment                      $ 4,172,633       $ 3,959,825
      Vehicles and work equipment              1,104,873         1,089,133
      Central office equipment                14,824,564        14,170,386
      Customer premise equipment               1,260,294         1,238,875
      Outside plant equipment                 12,402,005        11,672,967
      Other equipment                            813,664           221,185

                                             $34,578,033       $32,352,371

3.  DEPRECIATION RESERVE

    Depreciation reserve consisted of the following at December 31:

                                                 1996               1995

      Buildings, furniture and
       office equipment                      $ 1,644,932       $ 1,340,689
      Vehicles and work equipment                653,551           619,792
      Central office equipment                 6,348,878         5,215,246
      Customer premise equipment               1,171,241         1,154,728
      Outside plant equipment                  3,249,002         2,892,539
      Other equipment                            132,922            11,454

                                             $13,200,526       $11,234,448

4.  ACCOUNTS RECEIVABLE

    The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 1996 and 1995 respectively.

5.  LONG TERM DEBT

    Long-term debt consisted of the following at December 31:

                                   1996                      1995
                                       Redemption               Redemption
                                       Price Plus               Price Plus

    First Mortgage Bonds   Amount       Premium        Amount     Premium
     9.50 % Series "F"
     (due 09/01/1996)     $        0      0.00%     $  260,000      100.00%

    8.75 % Series "G"
    (due 12/15/1996)               0      0.00%        110,000      100.00%

    9.05 % Series "I"
    (due 05/01/2000)       3,000,000       N/A       3,000,000         N/A

    7.05 % Series "J"
    (due 12/01/2003)       4,000,000       N/A       4,000,000         N/A
                           7,000,000                 7,370,000

    Less: Current
     maturities
     of Long-Term Debt             0                   370,000

    Total Long-Term Debt  $7,000,000                $7,000,000

    Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

    Maturities and sinking fund requirements for the five years subsequent to 1996 for long-term debt outstanding as of December 31, 1996 are as follows:

            1997    -----           2000         $    3,000,000
            1998    -----           2001                  -----
            1999    -----

    The first mortgage bonds, Series "I" and "J" bonds, may not be redeemed prior to their maturity date.

6. NOTES PAYABLE

    The Company has an unsecured line of credit with the Warwick Savings Bank, which expires in April, 1997. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total credit available at December 31, 1996 was $1,650,000. The balances outstanding as of December 31, 1996 and 1995 were $850,000 and $950,000 respectively, bearing interest rates of 7.75% and 8%.

7. FEDERAL INCOME TAXES

    The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rates to pre-tax income. The statutory tax rate of 34% applies to all three years.

                                         1996           1995           1994
    Operating federal income taxes:
     Current portion                $1,301,825     $  601,448     $  345,433
     Deferrals, net of reversals:
      Depreciation                     (18,393)       100,984        153,538
      Cost of removal                    1,275          2,928        (11,768)
      Tax savings due to TRA of 1986   (89,760)       (89,760)       (89,760)
      Other                              8,137         19,866        (33,936)
     Investment tax credit, net
      of amortization                  (51,000)       (51,000)       (51,000)

                                      (149,741)       (16,982)       (32,926)

       Operating F.I.T. expense     $1,152,084     $  584,466     $  312,507

                                       1996           1995           1994

    Nonoperating federal income taxes:
     Current portion              $  228,956     $   89,917     $  102,417
     Deferrals, net of reversals:     (9,090)        (9,089)        (3,875)

      Nonoperating F.I.T. expense    219,866         80,828         98,542

    F.I.T. included in income of
     subsidiary                        4,418         45,947            115

      Total F.I.T. expense,
       as reported                 1,376,368        711,241        411,164

     Reversals of deferred taxes     122,917        177,968        202,255
     Tax savings of TRA of 1986, net  89,760         89,760         89,760
     Other                           (68,617)        (5,001)        31,430

    FEDERAL INCOME TAX AT
     STATUTORY RATE               $1,520,428     $  973,968      $ 734,609

    The following components comprise the net deferred tax liability reported as of December 31:

                                                      1996           1995
     Deferred tax liabilities                     $2,443,262    $ 2,406,384
     Deferred tax assets                             130,038        156,311

     Net deferred tax liability                   $2,313,224    $ 2,250,073

    The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset is due to the unamortized investment tax credit being deemed a temporary difference in the basis of the related assets.

    The adoption of SFAS 109, Accounting for Income Taxes, has required certain reclassifications of deferred tax balances and the establishment of regulatory assets and liabilities. This is due to the ratemaking treatment of deferred taxes and unamortized investment tax credits, whereby future reversals can be expected to be recovered or returned to customers through future rates. Any existing excess deferrals, generated from a change in tax rates, which will be passed on to customers of the Company's regulated operations in the future, have been reclassed as regulatory liabilities. The balance of unamortized investment tax credits is a temporary difference and a deferred tax asset has been established for this. The offsetting regulatory liability associated with this reflects the future amounts due to customers as reversals of these balances occur. These regulatory liabilities are included in other deferred credits and amounted to $176,404 and $202,170 as of December 31, 1996 and 1995, respectively. As reversals of the deferred tax balances occur in the future, these regulatory liabilities will also decrease.

8.  PENSION PLANS

    Defined Benefit Pension Plan - The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age and have completed one year of service. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Contributions to the plan for 1996, 1995 and 1994 were $328,598, $329,807, and $80,309, respectively.

    The following table sets forth the combined plan's funded status and amounts recognized in the Company's statement of financial position as of December 31, 1996 and 1995:

                                                      1996            1995
      Actuarial present value of benefit obligations:
      Accumulated benefit obligation:
       vested benefit                             $ 6,006,210     $ 6,019,582
       non-vested benefit                               9,650           4,528

                                                  $ 6,015,860     $ 6,024,110

      Projected benefit obligation for service
       rendered to date                           $(7,505,941)    $(7,602,508)

      Plan assets at fair value (bonds, real
       estate, mortgages and stocks)                7,460,136       6,429,016

      Projected benefit obligation in excess of
       plan assets                                    (45,805)     (1,173,492)

      Unrecognized net loss (gain) from past
       experience different from that assumed
       and effects of changes in assumptions         (807,762)        265,103

      Prior service cost not yet recognized in
       net periodic pension cost                      297,556         348,167
      Unrecognized net transition obligation          266,319         319,582

      Prepaid (accrued) pension cost              $  (289,692)    $  (240,640)

      Net pension cost for the years
       1996, 1995 and 1994
       include the following components:

                                       1996            1995            1994
      Service cost-benefits
       earned during the period    $  210,213      $  168,557        $161,479
      Interest cost on projected
       benefit obligation             524,866         506,037         474,519
      Actual return on plan assets   (962,583)     (1,100,756)        (30,662)
      Net amortization and deferral   605,154         752,328        (226,140)

        Net periodic pension cost  $  377,650      $  326,166      $  379,196

    A discount rate of 7.0% and 8.5% and a rate of increase in future compensation levels of 5.5% and 6.5% were used in determining the actuarial present value of the projected benefit obligations for 1996 and 1995, respectively. The expected long-term rate of return on assets was 7.75% and 9.0% for 1996 and 1995, respectively.

    There may be differences in the amount of pension expense as stated above and that recorded in these financial statements due to regulatory requirements. This difference would be recorded as a regulatory asset or liability and will be disposed of by the regulators at a future date.

    Defined Contribution Plan - The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. The Company contributes a matching contribution up to 5.0% of an eligible participant's compensation for management, clerical, traffic, and plant employees.

9.  POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS

    The Company has adopted SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires the cost of these benefits to be recognized over the service life of employees. The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. During 1996 the plan was redesigned which caused a significant decrease in future benefit obligations. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Due to regulatory requirements the Company is allowed to expense the amount actually funded, with any difference between the funding amount and the SFAS 106 expense amount being deferred as a regulatory asset or liability. Assets of the plan are invested in common stocks and a money market fund.

    The following table sets forth the plan's funded status reconciled with the amounts shown in the Company's balance sheet at December 31, 1996 and 1995.

    Accumulated postretirement benefit obligation:      1996           1995
      Retirees                                      $ (140,947)   $  (364,378)
      Eligible active plan participants               (558,425)    (1,112,223)
                                                    $ (699,372)   $(1,476,601)
      Plan assets at fair value                        680,072        456,361

      Accumulated postretirement benefit
       obligation in excess of plan assets             (19,300)    (1,020,240)
      Unrecognized net loss (gain)                     246,758        103,494
      Unrecognized prior service costs                 472,859              0
      Unrecognized transition obligation               823,932        875,428
      Prepaid (Accrued) postretirement benefit cost $1,524,249    $   (41,318)

    Net periodic postretirement benefit costs for 1996, 1995 and 1994 includes the following components:

                                        1996             1995          1994
      Service cost                  $   65,873      $   44,963     $   42,975
      Interest cost on accumulated
       postretirement benefit
       obligation                      138,186         102,387         95,370
      Actual return on plan assets     (85,331)        (52,234)       (11,513)
      Amortization of transition
       obligation over 20 years         51,496          51,496         51,496
      Net amortization and deferral      4,557          32,211          2,078

        Net periodic postretirement
         benefit cost               $  174,781      $  178,823      $ 180,406

    For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $300,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $35,000.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.0% and the expected long-term rate of return on plan assets was 8.5% and 7.5% for 1996 and 1995, respectively.

10. RELATED PARTY TRANSACTIONS

    The Company expended approximately $193,976, $204,565 and $187,036 during 1996, 1995and 1994, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

11. NONOPERATING INCOME AND EXPENSES

    Nonoperating income (expense) for the years ended December 31, are as follows:

                                                1996        1995        1994

    Interest charged to construction    $    25,272    $   32,372   $ 123,482
    Interest income                             462           513      17,082
    Income from cellular partnership        666,375       290,250     293,500
    Net income (loss) from subsidiaries      44,660        89,193         225
    Other nonoperating income (expense)     (29,521)      (26,300)     (9,355)
    Nonoperating federal income taxes      (219,866)      (80,828)    (98,542)

                                        $  487,382     $ 305,200   $ 326,392

12. EARNINGS PER SHARE

    Earnings per share are based on the weighted average number of shares outstanding of 621,697, 617,584 and 612,248 for the years ended December 31, 1996, 1995 and 1994, respectively.

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

15. COMMITMENTS

    The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. Due to recent changes in the structure of these pools, the Company's responsibility is to contribute certain fixed amounts during a transition period, after which time the amounts may change. Payments to the National Exchange Carrier Association during 1996 were $61,000 and the contribution for 1997 is expected to be $67,000. Effective October 1, 1996, the Company's contribution to the New York State Access Settlement Pool was frozen at $23,805 per month until the New York Public Service Commission determines a new method of providing support for universal service in rural, high cost areas of the state. A decision is anticipated during 1997. The amounts paid to these pools are considered part of the cost of providing access service to inter-exchange carriers and are included in the rates charged to them.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be $7,460,000 at December 31, 1996, compared to a carrying value of $7,000,000. The fair value estimates were based on rates currently available from debt instruments with similar terms and maturities. The fair value of all other financial instruments is estimated by management to approximate the carrying value.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors                            February 6, 1997
Warwick Valley Telephone Company

P.O. Box 592
Warwick, New York 10990
Independent auditor's report

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Bush & Germain, P.C.
Syracuse, New York
February 6, 1997

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

Henry L. Nielsen, Jr.     Fred M. Knipp                Victor J. Marotta
Vice Chairman of the      Board Director,              Board Director,
Board of the Company,     President & C.E.O. of         Director of Tri-States
President,  Nielsen       the Company                  Tankers of New
Construction Co., Inc.,                                of New York, Inc.
Warwick, N.Y.                                          Andover, N.J.

Wisner H. Buckbee        Joseph E. DeLuca, M.D.        Corinna S. Lewis
Board Director,          Board Director,               Board Director,
President, Wisner        Physician, Vernon Urgent      Retired Public
Farms, Inc.,             Care Center, Vernon, N.J.     Relations Consultant
Warwick, N.Y.

Herbert Gareiss, Jr.
Vice President of
the Company

PERFORMANCE HIGHLIGHTS

For years ended or at
 December 31,                     1996        1995        1994          1993          1992

SELECTED FINANCIAL DATA

Total revenues *              $17,946,698  $14,969,872  $13,570,409   $11,817,981  $10,949,082
Telephone operating revenues   15,161,873   13,315,940   12,277,948    11,162,239   10,377,034
Total expenses *               12,406,565   11,022,037   10,165,019     8,351,512    7,692,276
Telephone operating expenses    9,761,435    9,217,733    8,850,222     7,931,025    7,290,612
Net income                      3,095,481    2,153,372    1,749,450     1,642,639    1,401,753
Total assets                   30,243,580   29,418,023   27,657,579    25,792,681   23,010,828
Current assets                  5,777,625    5,975,482    4,690,034     5,324,625    4,330,829
Current liabilities             3,723,691    4,720,240    3,801,653     2,663,442    4,373,441
Long-term obligations           7,000,000    7,000,000    7,370,000     7,490,000    3,610,000
Percentage of debt to
  total capital                     31.96        36.07         38.3          37.6         31.2
Shareholders' equity           16,710,548   14,744,212   13,499,242    12,636,317   11,859,847

COMMON STOCK DATA

Income applicable to
  common stock                  3,070,481   2,128,372     1,724,450     1,617,639     1,376,753

Income per share                     4.94        3.45          2.82          2.66          2.27
Book value                          26.07       23.06         21.23         19.96         18.70
Cash dividends per
  common share                       1.95        1.74          1.68          1.64          1.60
Shareholders of record                612         607           591           590           584
Shares outstanding                621,697     617,584       612,248       607,301       607,491
GENERAL

Access lines in service           23,719       22,132        21,126        20,312        19,514
Carrier access minutes       150,708,737  134,534,480   125,081,670   115,645,770    88,039,170

  * Including cellular shown as part of nonoperating income (expenses) on statement of income.

CONCERNING THE COMPANY'S COMMON STOCK

      Although private sales are made by holders of the Company's common stock from time to time, there is no established public trading market for the Company's common stock, and the Company is unable to say whether one will develop. At March 1, 1997, there were 612 holders of the Company's common stock.

     The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1995, the Company paid a dividend on its common stock of $1.74 per share. In 1996, the common stock dividend paid was $1.95 per share.