Form 10-K, Exhibit 13
period 1997-12-31
WARWICK VALLEY TELEPHONE CO
filed 1998-03-31
CIK 104777

H I G H L I G H T S                  1 9 9 7         1 9 9 6

     Total Revenues                     $19,708,791     $17,946,698

     Net Income                          $3,683,709      $3,095,481

     Earnings per share                       $1.97           $1.65

     Book Value                               $9.01           $8.96

     Cash Dividend per
       Common Share                            $.93            $.65

     Access Lines in Service                 25,154          23,719

     Cellular Subscribers                       837             933

     Online Subscribers                      10,625           5,590

     WVLD Subscribers                         7,929           6,328



     WHERE THE DOLLAR COMES FROM . . .   WHERE THE DOLLAR GOES . . .

          GRAPH                              GRAPH

            GOES                               GOES

              HERE                               HERE

               Warwick Valley Telephone Company entered 1997 with considerable uncertainty about the impact of the new regulatory environment
PRESIDENT'S    established by the Federal Telecommunications Act of 1996. Early
               in 1997, however, it became apparent that the implementing State
  PHOTO        and FCC regulations would leave things pretty much unchanged for
               WVTC and its customers. Competition is to replace regulation in
  HERE         the telecommunications industry; however, we are already
               competing well in many areas such as long distance and see little attraction to competitors for WVTC local service with our very low rates ($4.54 per month for most customers). Regulation and regulators seem destined to survive; the FCC orders implementing the act have exceeded 2,500 pages so far and the state orders are just beginning. Some costly features of the new rules would require us to provide new subsidies for telecommunications for schools, libraries and rural health facilities and to provide complex services to our competitors. Because of these cost increases it appears unlikely that the overall long-term cost of telephone service will diminish. For now, there have been significant changes in revenue allocations but the gain nearly balanced the losses and by midyear we could start planning with less financial risk. One result was that we reduced the amount of earnings we had been retaining for such contingencies and paid nearly 50% of our year's earnings in dividends. Dividends increased 43% from 1996.

     The three-for-one stock split approved by the shareholders at our April Annual Meeting was completed in November. We therefore now have over 1,800,000 shares of Common Outstanding. We have wanted our stock listed nationally and since we now have more than one million shares outstanding we are eligible for listing on NASDAQ. We have applied for such listing and soon the market price of WVTC Common stock will be quoted daily and available in newspaper listings and other forms. We believe these actions will improve the marketability of our stock and hence improve its value on the market.

     Earnings continued to grow handsomely with an increase of 19% over the already very prosperous 1996 results. Revenue and profits improved in all areas as our business grew and our costs were controlled. Warwick OnLine became profitable and contributed over $250,000 to our net income. Warwick OnLine continues to experience an amazing demand and we saw another doubling of subscribers in 1997. We now have nearly 12,000 Internet 'surfers'. I believe we are at the beginning of a totally new dimension in information exchange.

     Warnick Valley Long Distance provides national and international long distance telephone service via bulk contracts with major carriers. The long distance market seems very confusing to the consumer as AT&T, MCI, Sprint and the others vie for subscribers with a continuous barrage of advertising gimmicks. There are now about forty companies selling long distance service in our area with many specialized calling plans. WVLD, which continues to avoid these come-ons and accompanying rate changes, increased subscribers by nearly 25% in 1997. While the big carriers effectively raised rates last year, WVLD continued to maintain its low price with no confusing special plans. Since WVTC includes AT&T charges in its bills, many customers don't realize that they aren't getting the savings of WVLD and that continues to present a communications challenge. AT&T still holds a lead on our area but WVLD is in firm control of second place and gaining.

     We continue to expand and modernize our telephone plant. In 1997 we started major cable rehabilitation in the downtown areas of Warwick and Florida and extended fiber optic trunking to the Glenwood area of New Jersey. Our switching network was able to accommodate the growth in subscribers and traffic, but significant expansion is needed this year. The voicemail system became saturated and was replaced with a larger system with better features.

     All of this is accomplished by the people or Warwick Valley Telephone Company. Our business growth has been achieved with very little increase of personnel. We are all learning new skills and better work methods in order to be more productive and to better serve our customers. We strive to keep WVTC as a good place to work and to keep a healthy and safe work environment. Our nonmanagement employees are represented by collective bargaining agreements. We recently completed negotiation of a new 5 year contract with IBEW Local 503, which represents our plant employees. The current agreement with the Warwick Valley Telephone Company Employees' association, who represents the remainder, expires in November and negotiations will soon begin. I believe our labor relations are healthy and represent the respect we all have for each other.

     Warwick Valley Telephone Company continues to demonstrate its ability to grow and to change as the demand for telecommunication and information services grows and changes. While we operate in a very dynamic industry with intense technological, regulatory and market pressures, this company is responding well and continues to prosper.


                                           President and Chief Executive Officer
                                                                   March 1, 1998
                                                          (Signed) Fred M. Knipp

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF


Results of Operations - 1997 vs. 1996

The Company's net income from all sources increased $588,228 (or 19.0%) to $3,683,709 for the twelve-month period ended December 31, 1997, as compared to the same period in 1996.

Telephone operating revenues increased $428,582 (or 2.8%) to $15,590,455 for the year ended December 31, 1997, as compared to $15,161,873 for 1996, primarily as a result of a $459,323 (or 5.1%) increase in toll and access revenue. This increase resulted primarily from increased state toll revenue in New York of $1,394,484 as a result of the Company becoming the intralata toll carrier in its service area on January 1, 1997, offset by reduced state access revenue of $933,353 previously received from NYNEX, who had been the New York toll carrier. Local revenues, including inside wire, increased $180,398 (or 6.0%), primarily as a result of an increase in the number of access lines and increased use of newly marketed services. Miscellaneous revenues, excluding inside wire, decreased $210,939 (or 6.8%), primarily as a result of the loss of $360,000 of NYNEX Operator Services revenue beginning January 1, 1997, when the Company became the intralata toll carrier in its service area. This was partially offset by increases in directory revenue ($82,000) and public telephone revenue ($41,000). (Inside wire revenue of $478,000 and public telephone revenue of $43,000 were ordered deregulated and relocated to Miscellaneous Revenues during 1997. Prior to that time both were considered part of Local Network Service Revenue.)

Telephone operating expenses increased $319,761 (or 3.3%) to $10,081,196 for the year ended December 31, 1997, as compared to $9,761,435 for the previous year. An increase in wages and benefits of $233,664 (or 3.7%) and an increase in depreciation expense of $165,371 (or 7.7%) were the main factors in the increase.

Nonoperating income increased to $1,024,697 in 1997 from $487,382 in 1996. This increase resulted largely from an increase in net income of Hometown Online, the Company's internet subsidiary, which earned $256,746 in 1997 as compared to a net loss of $250,805 in 1996 (in both cases after federal income tax).

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

Telephone operating expenses increased $543,702 (or 5.9%) to $9,761,435 for the year ended December 31, 1996, as compared to $9,217,733 for the previous year. An increase in wages and benefits of $438,686 (or 7.5%) and an increase in depreciation expense of $118,376 (or 5.8%) accounted for most of the increase.

Nonoperating income increased to $487,382 in 1996 from $305,200 in 1995. This increase resulted largely from an increase in net income received from the Company's 7.5% interest in the Orange-Poughkeepsie Cellular Partnership, which increased by $248,243 after federal income tax. This was

                   FINANCIAL CONDITION & RESULTS OF OPERATIONS


partially offset by an increase in the operating loss of Hometown Online, Inc. which lost $250,805 during its first full year of operation as opposed to a loss of $132,002 during 1995, when it commenced doing business.

Liquidity and Capital Resources

The Company ended 1997 with working capital of $1,417,166 as compared to $2,053,934 at December 31, 1996. This difference was largely due to an increase in notes payable of $750,000.

The Company issued 9,485 shares of its common stock on April 1, 1997 to employees participating in retirement savings plans at $53.64 per share (a 15% discount from the appraised price of $63.10). Additional sales to employees are anticipated during 1997 and subsequent years. Purchases totaling 30,984 shares for the treasury took place during 1997 at $63.10 per share. No additional purchases are planned at this time. Subsequent to these transactions, a three-for-one stock split took place on November 10, 1997.

The Company holds a 7.5% limited partnership interest in the cellular mobile telephone partnership which is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. Since the inception of the partnership, the Company has made capital contributions of $249,750. No further capital contributions are currently scheduled. A wholly-owned subsidiary of the Company, Warwick Valley Mobile Telephone Company (WVMT), resells cellular telephone service to the Company's subscribers as well as to others. WVMT also sells and installs cellular telephone sets. The Company has invested approximately $284,000 in WVMT since its operations began on April 1, 1989.

A second wholly-owned subsidiary, Warwick Valley Long Distance Company, Inc.
(WVLD), began business in December 1993 in New Jersey and in May 1994 in New York. WVLD resells toll service to customers of Warwick Valley Telephone. WVLD achieved positive retained earnings prior to the end of 1994.

Another wholly-owned subsidiary, Warwick Valley Networks, Inc. (WVN), was established during 1994. WVN is a partner in the New York State Independent Network (NYSINET), which was created by the independent telephone companies of New York to build and operate its own data connections network. NYSINET makes it unnecessary for its member companies to rely on outside companies for these services and may also offer services to companies who are not members, creating a potential source of additional revenue. The NYSINET network was in operation during 1997, although not all members have been added to the network. WVN has invested approximately $40,000 in NYSINET to date. Moderate additional investment requirements are anticipated during 1998.

An additional wholly-owned subsidiary, Hometown Online, Inc. (ONLINE) was established during 1995. It is the entity through which WVTC offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within WVTC's service area as well as in nearby areas in New York, New Jersey and Pennsylvania. The Company has invested approximately $1,400,000 in Online since its operations began in July 1995. Online reached positive cash flow during 1997.




                                                  CONSOLIDATED BALANCE SHEET

ASSETS                                           December 31,              1997          1996

CURRENT ASSETS:
     Cash                                                           $   482,534   $   728,520
     Accounts receivable - net of
       reserve for uncollectibles                                     3,965,360     3,290,714
     Materials and supplies                                           1,133,637     1,451,858
     Prepaid expenses                                                   338,417       306,532

                                                                      5,919,948     5,777,624

NONCURRENT ASSETS:
     Unamortized debt issuance expense                                   48,710        61,378
     Other deferred charges                                             217,575       227,699
     Investments                                                      1,664,582     1,354,390

                                                                      1,930,867     1,643,467

PROPERTY, PLANT & EQUIPMENT: (Notes 1, 2 and 5)
     Plant in service                                                37,374,440    34,578,033
     Plant under construction                                           824,595     1,444,982

                                                                     38,199,035    36,023,015
     Less:  Depreciation reserve
              (Notes 1 and 3)                                        14,661,854    13,200,526

                                                                     23,537,181    22,822,489

      TOTAL ASSETS                                                 $ 31,387,996   $30,243,580

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Notes payable (Note 6)                                           1,600,000       850,000
     Accounts payable                                                 1,751,739     1,600,944
     Advance billing and payments                                       163,882       188,865
     Customer deposits                                                  168,465       153,143
     Accrued taxes                                                      126,864       275,241
     Accrued interest                                                    75,829        75,829
     Other accrued expenses                                             616,003       579,669
                                                                      4,502,782     3,723,691

LONG-TERM DEBT: (Note 5)                                              7,000,000     7,000,000

DEFERRED CREDITS: (Notes 1 and 7)
            Accumulated deferred federal
               income taxes                                           2,301,418     2,313,224
            Unamortized investment tax credits                          201,427       252,427
            Other deferred credits                                      179,230       243,690
                                                                      2,682,075     2,809,341

STOCKHOLDERS' EQUITY: (Notes 5, 12, 13 and 14)
            Preferred stock - 5% cumulative; $100 par value;
               Authorized 7,500 shares;
               Issued and outstanding 5,000 shares                      500,000       500,000
            Common stock - no par value;
               Authorized shares: 2,160,000                           2,948,438     2,439,663
               Issued 1,974,168(1997) and
               1,945,713 (1996)                                      16,534,991    14,596,085
            Retained earnings                                        19,983,429    17,535,748

            Less: Treasury stock at cost,
               173,352 (1997) and
               80,400 (1996) shares                                   2,780,290       825,200

                                                                     17,203,139    16,710,548

      TOTAL LIABILITIES AND STOCKHOLDERS'
             EQUITY                                                 $31,387,996   $30,243,580



The accompanying notes are an integral part of the financial statements.



                                   CONSOLIDATED STATEMENT OF INCOME

          Years ended December 31,                1997               1996             1995

OPERATING REVENUES:
   Local network service                       $  2,686,637    $  2,984,805    $  2,698,483
   Network access and long distance
     network service                              9,539,942       9,080,619       7,448,838
   Miscellaneous (Note 1)                         3,363,876       3,096,449       3,168,620
                                                 15,590,455      15,161,873      13,315,941
   Less: Provision for uncollectibles               (46,289)        (35,085)        (59,956)

       Total operating revenues                  15,544,166      15,126,788      13,255,985

OPERATING EXPENSES:
   Plant specific                                 2,241,742       2,339,213       2,128,966
   Plant non-specific:
     Depreciation                                 2,315,611       2,150,240       2,031,864
     Other                                          590,825         590,210         580,838
   Customer operations                            3,203,075       2,970,626       2,780,319
   Corporate operations                           1,729,943       1,711,146       1,695,746

          Total operating expenses               10,081,196       9,761,435       9,217,733

OPERATING TAXES:
   Federal income taxes (Note 7)                    988,705       1,152,084         584,466
   Property, revenue and payroll                  1,187,461         947,105         960,718
   Total operating taxes                          2,176,166       2,099,189       1,545,184

   Operating income                               3,286,804       3,266,164       2,493,068

NONOPERATING INCOME (EXPENSES)-NET:(Note 11)
                                                  1,024,697         487,382         305,200

   Income available for fixed charges             4,311,501       3,753,546       2,798,268

FIXED CHARGES:
   Interest on funded debt                          553,500         575,581         593,756
   Other interest charges                            61,624          68,692          31,790
   Amortization                                      12,668          13,792          19,350
   Total fixed charges                              627,792         658,065         644,896

   NET INCOME                                     3,683,709       3,095,481       2,153,372

PREFERRED DIVIDENDS                                  25,000          25,000          25,000

INCOME APPLICABLE TO
COMMON STOCK                                   $  3,658,709    $  3,070,481    $  2,128,372

NET INCOME PER AVERAGE SHARE
OF OUTSTANDING COMMON
STOCK (Note 12)                                $       1.97    $       1.65    $       1.15

AVERAGE SHARES OF COMMON STOCK
OUTSTANDING (Note 12)                             1,853,298       1,865,091       1,852,752




The accompanying notes are an integral part of the financial statements.






                                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


Years ended December 31, 1997, 1996 and 1995


                                             Treasury          Preferred        Common          Retained
                                              Stock              Stock           Stock          Earnings               Total
Balance, December 31,
 1994                                      ($775,200)        $  500,000      $  2,089,642      $ 11,684,800       $ 13,499,242

 Net income for the year                        --                 --              --             2,153,372          2,153,372

 Dividends:
  Common ($ .58 per share)                      --                 --              --            (1,074,998)        (1,074,998)
  Preferred ($5.00 per
   share)                                       --                 --              --               (25,000)           (25,000)
Sale of Common Stock                            --                 --             191,596             --               191,596


Balance, December 31,
 1995                                      ($775,200)        $  500,000      $  2,281,238      $ 12,738,174       $ 14,744,212

 Net income for the year                        --                 --              --             3,095,481          3,095,481

 Dividends:
  Common ($ .65 per share)                      --                 --              --            (1,212,570)        (1,212,570)
  Preferred ($5.00 per
   share)                                       --                 --              --               (25,000)           (25,000)
Sale of Common Stock                            --                 --             158,425             --               158,425
Purchase of Treasury
 Stock                                       (50,000)              --              --                 --               (50,000)


Balance, December 31,
 1996                                      ($825,200)        $  500,000      $  2,439,663      $ 14,596,085       $ 16,710,548


 Net income for the year                        --                 --              --             3,683,709          3,683,709

 Dividends:
  Common($ .93 per share)                       --                 --              --            (1,719,803)        (1,719,803)
  Preferred ($5.00 per
   share)                                       --                 --              --               (25,000)           (25,000)
Sale of Common Stock                            --                 --             508,775            --                508,775
Purchase of Treasury
 Stock                                     (1,955,090)             --              --                --             (1,955,090)


Balance, December 31, 1997                ($2,780,290)       $  500,000      $  2,948,438       $ 16,534,991      $ 17,203,139




The accompanying notes are an integral part of the financial statements.




                                                            CONSOLIDATED STATEMENT OF CASH FLOWS

                                                Years ended December 31,          1997                  1996                   1995

CASH FLOW FROM OPERATING ACTIVITIES:

Net income                                                                    $ 3,683,709          $ 3,095,481          $ 2,153,372
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization                                                 2,328,278            2,164,032            2,051,214
  Deferred income tax and investment
   tax credit                                                                    (127,266)            (144,229)             (33,114)
  Interest charged to construction                                                (57,562)             (25,272)             (32,372)
  Income from partnership                                                        (632,244)            (666,375)            (290,250)

 Change  in  assets and liabilities:
  (Increase) Decrease in accounts
   receivable                                                                    (674,646)             369,276             (970,903)
  (Increase) Decrease in materials and
   supplies                                                                       318,221               64,500             (223,267)
  (Increase) Decrease in prepaid expenses                                         (31,885)              10,553              (31,266)
  (Increase) Decrease in deferred charges                                          10,124              (87,372)              22,289
  Increase (Decrease) in accounts payable                                         150,795             (758,397)             592,564
  Increase (Decrease) in customers'
   deposits                                                                        15,322              (20,574)             (83,509)
  Increase (Decrease) in advance billing
   and payment                                                                    (24,983)             (18,121)               4,628
  Increase (Decrease) in accrued expenses                                        (148,377)             158,088               77,271
  Increase (Decrease) in other liabilities                                         36,334              112,454               27,632

   Net cash provided by operating activities
                                                                                4,845,820            4,254,044            3,264,289

CASH FLOW FROM INVESTING ACTIVITIES:

 Purchase of property, plant and
  equipment                                                                    (3,030,302)          (2,822,600)          (1,988,826)

 Interest charged to construction                                                  57,562               25,272               32,372
 Distribution from partnership                                                    337,500              393,750                 --
 Changes in other investments                                                     (15,448)              (4,850)            (216,589)

Net cash used in investing activities                                          (2,650,688)          (2,408,428)          (2,173,043)

CASH FLOW FROM FINANCING ACTIVITIES:

Increase (Decrease) in Notes Payable                                              750,000             (100,000)              50,000
Repayment of long-term debt                                                             0             (370,000)            (120,000)
Dividends                                                                      (1,744,803)          (1,237,570)          (1,099,998)
Sale of Common Stock                                                              508,775              158,425              191,596
Purchase of Treasury Stock                                                     (1,955,090)             (50,000)                --
Increase in unamortized debt issue
 expense                                                                             --                   --                (52,832)

Net cash provided by (used in)
 financing activities                                                          (2,441,118)          (1,599,145)          (1,031,234)

Increase (Decrease) in cash and
 cash equivalents                                                                (245,986)             246,471               60,012

Cash and cash equivalents at
 beginning of year                                                                728,520              482,049              422,037

Cash and cash equivalents at
 end of year                                                                  $   482,534          $   728,520          $   482,049








The accompanying notes are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is an independent telephone company providing telephone service to customers in the Towns of Warwick and Goshen, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll and cellular telephone service to residential and business customers, access and billing and collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and internet access.

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

Depreciation

Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 6.66%, 6.53%, and 6.47%, for the years 1997, 1996 and 1995, respectively.

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

Federal Income Taxes

The Company records deferred taxes according to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ('SFAS 109'). Under SFAS 109 deferred income taxes arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company's deferred taxes result principally from differences in depreciation methods for financial reporting and tax reporting.

Investment tax credits have been normalized and are being amortized to income over the average life of the related telephone plant and other equipment.

Investments

Investments consisted of the following at December 31:

                                                        1997         1996
      Investment in cellular partnership            $1,637,386   $1,327,110
      Other investments                                 27,196       27,280

                                                    $1,664,582   $1,354,390

The partnership investment represents the Company's 7.5% interest as a limited partner in a cellular telephone operation. Other investments are recorded at cost.

Cash Flow Statement

Cash and cash equivalents consists principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31, 1997 the amount of cash in excess of these F.D.I.C insured limits was approximately $377,000. The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31, 1997:

                                       1997         1996         1995

Interest                           $  615,124  $  635,528    $  625,259
Federal Income Taxes               $1,776,178  $1,343,151    $  615,000

Material and Supplies

New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. During the year ending December 31, 1997 there was a write down of the inventory valuation for deregulated equipment of approximately $430,000. Since this was related to equipment previously salvaged from retired plant, the write off was charged to the depreciation reserve and has no effect on the income statement. As of December 31, 1997 and 1996 the Material and Supplies inventory consisted of the following:

                                                           1997        1996

    Inventory for outside plant construction              335,206  $ 322,440
    Inventory for central office equipment                521,842    431,946
    Inventory of deregulated equipment held for sale
     or lease (principally PBX and station equipment)     276,589    697,472

                                                       $1,133,637  $1,451,858
Retirement and/or Disposition of Property

When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

Miscellaneous Revenues

Miscellaneous revenues consisted of the following for each of the three years in the period ended December 31:

                                               1997        1996       1995

Directory advertising revenue              $  936,787  $  854,940  $  784,365
Rent revenue                                  201,575     199,021     193,310
Billing and collection revenue              1,138,323   1,153,032   1,105,198
Deregulated revenues                        1,012,399     467,669     441,352
Other operating revenues                       74,792     421,787     644,395

                                           $3,363,876  $3,096,449  $3,168,620

2.  PROPERTY, PLANT AND EQUIPMENT

    Plant in service, at cost, consisted of the following at December 31:

                                                            1997         1996
    Land, buildings, furniture and office equipment    $ 4,254,257 $ 4,172,633
    Vehicles and work equipment                          1,103,446   1,104,873
    Central office equipment                            16,111,391  14,824,564
    Customer premise equipment                           1,187,939   1,260,294
    Outside plant equipment                             13,428,360  12,402,005
    Other equipment                                      1,289,047     813,664

                                                       $37,374,440 $34,578,033
3.  DEPRECIATION RESERVE

    Depreciation reserve consisted of the following at December 31:

                                                            1997        1996

    Buildings, furniture and office equipment          $ 1,983,607 $ 1,644,932
    Vehicles and work equipment                            725,489     653,551
    Central office equipment                             7,259,737   6,348,878
    Customer premise equipment                             687,033   1,171,241
    Outside plant equipment                              3,553,306   3,249,002
    Other equipment                                        452,682     132,922

                                                       $14,661,854 $13,200,526


4.    ACCOUNTS RECEIVABLE

The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 1997 and 1996 respectively.

5.  LONG-TERM DEBT

      Long-term debt consisted of the following at December 31:

                                                      1997                              1996
                                                 Redemption Price                 Redemption Price
                                      Amount      Plus Premium          Amount      Plus Premium
      First Mortgage Bonds
        9.05% Series "I"
        (due 05/01/2000)           $3,000,000          N/A            $3,000,000         N/A

        7.05% Series "J"
        (due 12/01/2003)            4,000,000          N/A             4,000,000         N/A
                                    7,000,000                          7,000,000

Less: Current maturities
      of Long-term debt                     0                                  0
   Total Long-term debt            $7,000,000                         $7,000,000


Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

Maturities and sinking fund requirements for the five years subsequent to 1997 for long-term debt outstanding as of December 31, 1997 are as follows:

      1998             -----                2001              -----
      1999             -----                2002              -----
      2000        $3,000,000


The first mortgage bonds, Series 'I' and 'J' bonds, may not be redeemed prior to their maturity date.

6.  NOTES PAYABLE

The Company has an unsecured line of credit with the Warwick Savings Bank, which expires in April, 1998. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 1997 was $900,000. The balances outstanding as of December 31, 1997 and 1996 were $1,600,000 and $850,000 respectively, bearing interest rates of 7.5% and 7.75%.

7.  FEDERAL INCOME TAXES

The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rate of 34% to pre-tax income.


                                                              1997                    1996                1995
      Operating federal income taxes:
       Current portion                                    $ 1,123,278           $ 1,301,825           $   601,448
       Deferrals, net of reversals:
        Depreciation                                          (22,352)              (18,393)              100,984
        Cost of removal                                         2,037                 1,275                 2,928
        Tax savings due to TRA of 1986                        (45,494)              (89,760)              (89,760)
        Other                                                 (17,764)                8,137                19,866
       Investment tax credit, net of
        amortization                                          (51,000)              (51,000)              (51,000)


                                                             (134,573)             (149,741)              (16,982)

      Operating F.I.T. expense                            $   988,705           $ 1,152,084           $   584,466

Nonoperating federal income taxes:
      Current portion                                     $   217,386           $   228,956           $    89,917
      Deferrals, net of reversals:                               --                  (9,090)               (9,089)

              Nonoperating F.I.T. expense                     217,386               219,866                80,828

F.I.T. included in income of subsidiary                       280,835                 4,418                45,947

              Total F.I.T. expense, as reported             1,486,926             1,376,368               711,241

      Reversals of deferred taxes                              74,029               122,917               177,968
      Tax savings of TRA of 1986, net                          45,494                89,760                89,760
      Other                                                   151,567               (68,617)               (5,001)

FEDERAL INCOME TAX AT
      STATUTORY RATE                                      $ 1,758,016           $ 1,520,428           $   973,968





The following components comprise the net deferred tax liability reported as of December 31:

                                                       1997              1996
      Deferred tax liabilities                      $2,405,183       $2,443,262
      Deferred tax assets                              103,765          130,038

      Net deferred tax liability                    $2,301,418       $2,313,224


The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset is due to the unamortized investment tax credit being deemed a temporary difference in the basis of the related assets.

The adoption of SFAS 109, Accounting for Income Taxes, has required certain reclassifications of deferred tax balances and the establishment of regulatory assets and liabilities. This is due to the ratemaking treatment of deferred taxes and unamortized investment tax credits, whereby future reversals can be expected to be recovered or returned to customers through future rates. The balance of unamortized investment tax credits is a temporary difference and a deferred tax asset has been established for this. The offsetting regulatory liability associated with this reflects the future amounts due to customers as reversals of these balances occur. These regulatory liabilities are included in other deferred credits and amounted to $103,765 and $130,038 as of December 31, 1997 and 1996, respectively. As reversals of the deferred tax balances occur in the future, these regulatory liabilities will also decrease.



8.  PENSION PLANS

Defined Benefit Pension Plan - The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age and have completed one year of service. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Contributions to the plan for 1997, 1996 and 1995 were $216,086, $328,598, and $329,807, respectively.

The following table sets forth the combined plan's funded status and amounts recognized in the Company's statement of financial position as of December 31, 1997 and 1996:


                                                          1997         1996
   Actuarial present value of benefit obligations:
   Accumulated benefit obligation: Vested benefit    $ 6,742,162  $ 6,006,210
                                   Non-vested benefit     24,584        9,650

                                                     $ 6,766,746  $ 6,015,860
   Projected benefit obligation for service
    rendered to date                                 $(8,385,536) $(7,505,941)
   Plan assets at fair value (bonds, real estate,
    mortgages and stocks)                              8,739,040    7,460,136

   Projected benefit obligation in excess of plan assets 353,504      (45,805)
   Unrecognized net loss (gain) from past experience
    different from that assumed and effects of changes
    in assumptions                                    (1,092,999)    (807,762)
   Prior service cost not yet recognized in net
    periodic pension cost                                246,945      297,556
   Unrecognized net transition obligation                213,056      266,319

   Prepaid (accrued) pension cost                    $  (279,494) $  (289,692)

   Net pension cost for the years 1997, 1996 and 1995
   include the following components:         1997         1996         1995
    Service cost-benefits earned during
    the period                             200,862   $   210,213      168,557
   Interest cost on projected benefit
    obligation                             558,396       524,866      506,037
   Actual return on plan assets         (1,302,715)     (962,583)  (1,100,756)
   Net amortization and deferral           749,344       605,154      752,328
    Net periodic pension cost         $    205,887   $   377,650  $   326,166


A discount rate of 7.5% and 7.0% and a rate of increase in future compensation levels of 5.5% were used in determining the actuarial present value of the projected benefit obligations for 1997 and 1996. The expected long-term rate of return on assets was 8.0% and 7.75% for 1997 and 1996, respectively.

There may be differences in the amount of pension expense as stated above and that recorded in these financial statements due to regulatory requirements. This difference would be recorded as a regulatory asset or liability and will be disposed of by the regulators at a future date.

Defined Contribution Plan - The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. In 1997 the Company made a matching contribution up to 5.0% of an eligible participant's compensation for management, clerical and traffic employees, and up to 3.0 % for plant employees.

The Company contributed and expensed $180,255, $135,386 and $82,551 for the years ended December 31, 1997, 1996 and 1995, respectively.

9.  POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS

The Company has adopted SFAS 106, 'Employers' Accounting for Postretirement Benefits other than Pensions,' which requires the cost of these benefits to be recognized over the service life of employees. The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. During 1996 the plan was redesigned which caused a significant decrease in future benefit obligations. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Due to regulatory requirements the Company is allowed to expense the amount actually funded, with any difference between the funding amount and the SFAS 106 expense amount being deferred as a regulatory asset or liability. Assets of the plan are invested in common stocks and a money market fund.

The following table sets forth the plan's funded status reconciled with the amounts shown in the Company's balance sheet at December 31, 1997 and 1996.

Accumulated postretirement benefit obligation:          1997         1996
      Retirees                                       $(170,920)   $(140,947)
      Fully eligible active plan participants         (624,371)    (558,425)
                                                     $(795,291)   $(699,372)

      Plan assets at fair value                        875,892      680,072

      Accumulated postretirement benefit
      obligation in excess of plan assets               80,601      (19,300)
      Unrecognized net (loss) gain                     303,308      246,758
      Unrecognized prior service costs                 451,365      472,859
      Unrecognized transition obligation              (772,436)    (823,932)
      Prepaid (Accrued) postretirement benefit cost  $  62,838    $(123,615)

Net periodic postretirement benefit costs for 1997, 1996 and 1995 includes the following components:

                                            1997         1996         1995
      Service cost                       $ 43,425    $  65,873    $  44,963
      Interest cost on accumulated
       postretirement benefit obligation   55,367      138,186      102,387
      Actual return on plan assets       (119,010)     (85,331)     (52,234)
      Amortization of transition obligation
       over 20 years                       51,496       51,496       51,496
      Net amortization and deferral       (33,832)       4,557       32,211

       Net periodic postretirement
        benefit cost                     $ (2,554)    $174,781     $178,823

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits were assumed for 1997. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $80,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $4,500.

The weighted-average discount rate used in determing the accumulated postretirement benefit obligation was 7.0% and 7.5% and the expected long-term rate of return on plan assets was 10.0% and 8.5% for 1997 and 1996, respectively.

10.  RELATED PARTY TRANSACTIONS

The Company expended approximately $170,731, $193,976 and $204,565 during 1997, 1996 and 1995, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

11.  NONOPERATING INCOME AND EXPENSES

Nonoperating income (expense) for the years ended December 31, are as follows:

                                          1997            1996         1995

Interest charged to construction     $   57,562      $   25,272    $   32,372
Interest income                             474             462           513
Income from cellular partnership        632,244         666,375       290,250
Net income (loss) from subsidiaries     545,151          44,660        89,193
Other nonoperating income (expense)       6,652         (29,521)      (26,300)
Nonoperating federal income taxes      (217,386)       (219,866)      (80,828)

                                     $1,024,697      $  487,382    $  305,200

12.  COMMON STOCK

Earnings per share are based on the weighted average number of shares outstanding of 1,853,298, 1,865,091 and 1,852,752 for the years ended December 31, 1997, 1996 and 1995, respectively. Effective November 10, 1997, there was a 3-for-1 stock split, increasing the number of shares authorized to 2,160,000 and the number issued to 1,974,168. All references in the accompanying financial statements to the number of shares and per-share amounts have been restated to reflect the stock split.

The following schedule summarizes the changes in the number of shares issued of capital stock for the year ended December 31, 1997:

                              Treasury             Preferred      Common
                               Stock                Stock          Stock

Balance, January 1, 1997       80,400              5,000         1,945,713
Additional shares issued         ----               ----            28,455
Treasury stock purchased       92,952               ----              ----

Balance, December 31, 1997    173,352              5,000         1,974,168




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

15.  COMMITMENTS

The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. Due to recent changes in the structure of these pools, the Company's responsibility is to contribute certain fixed amounts during a transition period, after which time the amounts may change. Payments to the National Exchange Carrier Association during 1997 were $68,241 and the contribution for 1998 is expected to be $0. Effective October 1, 1996, the Company's contribution to the New York State Access Settlement Pool was frozen at $23,805 per month until the New York Public Service Commission determines a new method of providing support for universal service in rural, high cost areas of the state. A decision is anticipated during 1998. The Company will contribute to the Universal Service Administrative Co. approximately $43,000 for the first six months of 1998. Semi-annual updates will then modify the amounts contributed. The amounts paid to these pools are considered part of the cost of providing access service to inter-exchange carriers and are included in the rates charged to them.


16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt approximates the carrying value of $7,000,000 due to the short maturity of the debt. The fair value of other financial instruments is estimated by management to approximate the carrying value.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                               February 6, 1998
To the Board of Directors
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31,1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

(Signed) Bush & Germain, P.C.
Bush & Germain, P.C.
Syracuse, New York
February 6, 1998

BOARD OF DIRECTORS AND OFFICERS

(page of photos)



Philip S. Demarest         Howard Conklin, Jr.          Earl V. Barry
Board Director,            Chairman of the Board of     Board Director,
Vice President,            the Company, Chairman of     Retired, Former Vice
Secretary & Treasurer of   The Board, Conklin & Strong, President of the
the Company                Inc., Warwick, N.Y.          Company


Henry L. Nielsen, Jr.      Fred M. Knipp                Victora J. Marotta
Vice Chairman of the       Board Director,              Board Director,
Board of the Company,      President & C.E.O.           Director of Tri-State
President, Nielsen         of the Company               Tankers of New York,
Construction Co.,Inc.,                                  Inc., Andover, N. J.
Warwick, N. Y.


Wisner H. Buckbee          Joesph E. DeLuca, M.D        Corinna S. Lewis
Board Director,            Board Director,              Board Director,
President, Wisner Farms,   Physician, Vernon            Retired Public
Inc., Warwick, N. Y.       Urgent Care Center,          Relations Consultant
                           Vernon, N. J.

Herbert Gareiss, Jr.       Barbara Barber               Robert A. Sieczek
Vice President of          Assistant Secretary          Assistant Treasurer
the Company                of the Company               of the Company

PERFORMANCE HIGHLIGHTS

For years ended or at December 31,

                      1997        1996        1995         1994       1993

SELECTED FINANCIAL DATA

Total revenues *  $19,708,791 $17,946,698 $14,969,872  $13,570,409 $11,817,981

Telephone operating
 revenues          15,590,455  15,161,873  13,315,940   12,277,948  11,162,239

Total expenses *   13,395,702  12,406,565  11,022,037   10,165,019   8,351,512

Telephone operating
 expenses          10,081,196   9,761,435   8,217,733    8,850,222   7,931,025

Net income          3,683,709   3,095,481   2,153,372    1,749,450   1,642,639

Total assets       31,387,996  30,243,580  29,418,023   27,657,579  25,792,681

Current assets      5,919,948   5,777,625   5,975,482    4,690,034   5,324,625

Current liabilities 4,502,782   3,723,691   4,720,240    3,801,653   2,663,442

Long-term
 obligations        7,000,000   7,000,000   7,000,000    7,370,000   7,490,000

Percentage of debt to
 total capital           33.3       31.96       36.07         38.3        37.6

Shareholders'
 equity            17,203,139  16,710,548  14,744,212   13,499,242  12,636,317

COMMON STOCK DATA

Income applicable to
 common stock       3,658,709   3,070,481   2,128,372    1,724,450   1,617,639

Income per share**       1.97        1.65        1.15          .94         .89

Book value**             9.01        8.69        7.69         7.08        6.65

Cash dividends per
 common share**           .93         .65         .58          .56         .55

Shareholders of record    616         612         607          591         590

Shares
 outstanding**      1,853,298   1,865,091   1,852,752    1,836,744   1,821,903

 GENERAL

Access lines in
 service               25,154      23,719      22,132       21,126      20,312

Carrier access
 minutes          138,984,054 150,708,737 134,534,480  125,081,670 115,645,770


* Including cellular shown as part of nonoperating income (expenses) on statement of income.

**Adjusted for 3-for-1 common stock split in 1997.


CONCERNING THE COMPANY'S COMMON STOCK

Although private sales are made by holders of the Company's common stock from time to time, there is no established public trading market for the Company's common stock, and the Company is unable to say whether one will develop. At March 1, 1998, there were 616 holders of the Company's common stock.

The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1996, the Company paid a dividend on its common stock of $.65 per share. In 1997, the common stock dividend was $.93 per share.