Form 10-K, Exhibit 13
period 1998-12-31
WARWICK VALLEY TELEPHONE CO
filed 1999-04-01
CIK 104777

Highlights ..................................................................  1

President's Summary .........................................................  2

Management's Discussion .....................................................  4

Consolidated Balance Sheet ..................................................  6

Consolidated Statement of Income ............................................  7

Consolidated Statement of Stockholder's Equity ..............................  8

Consolidated Statement of Cash Flows ........................................  9

Notes to Financial Statements ............................................... 10

Report of Independent Certified Public Accountants .......................... 19

Board of Directors and Officers ............................................. 20

Performance Highlights ...................................................... 21

Concerning the Company's Common Stock ....................................... 21

HIGHLIGHTS
                                                     1998                1997
                                                     ----                ----

Total Revenues .........................         $21,362,100         $19,796,696

Net Income .............................         $ 4,042,497         $ 3,683,709

Earnings per Share .....................              $ 2.21              $ 1.97

Book Value .............................              $10.51              $ 9.01

Cash Dividend per
 Common Share ..........................              $ 1.12              $  .93

Access Lines in Service ................              26,786              25,154

Cellular Subscribers ...................                 851                 837

Online Subscribers .....................              15,841              10,625

WVLD Subscribers .......................               9,000               7,929




LONG DISTANCE ACCESS        [GRAPHICAL                  WAGES & BENEFITS

LOCAL SERVICE                REPRESENTATION             COST OF GOODS SOLD

WV LONG DISTANCE             OF CHART]                  OTHER OPERATING EXPENSES

CELLULAR                                                TAXES

WARWICK ONLINE                                          DEPRECIATION

OTHER REVENUES                                          DIVIDENDS

                                                        RETAINED EARNINGS

PRESIDENT'S SUMMARY

                          1998 was another year of growth and change for Warwick
                  Valley Telephone Company. The most significant change was the expansion of our service area for basic local telephone
PHOTO service. Public policy, ultimately legislated by the federal Telecommunications Act of 1996, is for competition in all aspects of the telecommunications industry. We have seen
GOES that competition develop over the past 20 years in long distance service, equipment sales and service, wireless and information services. The last trace of telecommunications
HERE monopoly has been the local service market and that too is now becoming fully competitive. Our response to competition in our market has been consistent -- we will be strong competitors.
So far we have no competition for local service in our traditional service area and we feel competition will be discouraged as long as we competently satisfy our customers. On the other hand we do see opportunities to provide service outside our traditional area in competition with the incumbents. In July we filed a petition with the New York Public Service Commission, and in August with the New Jersey Board of Public Utilities, to be certified to provide telephone service anywhere in those states. We were approved in New York in October and in New Jersey this March.

        Middletown, New York our nearest city, is a significant market and we see opportunity there for WVTC to provide local telephone service. We already had a considerable presence there with Warwick Online which itself is a major user of local service for Middletown customers' access. We therefore decided to establish a conventional telephone exchange in Middletown. We purchased

     ACCESS LINES                                   INCOME PER SHARE


      [GRAPHICAL                                     [GRAPHICAL
       REPRESENTATION                                 REPRESENTATION
       OF CHART]                                      OF CHART]
a building in Middletown at 24 John Street and purchased and installed a telephone central office there. Establishing such service requires interconnection with the incumbent local carrier so that our customers can call their customers and vice versa. In July we requested interconnection from Citizens Telecommunication Company of New York, Inc., the incumbent. Citizens was understandingly reluctant to agree to interconnection terms, but on December 23 the New York PSC ordered interconnection and this February WVTC Middletown was placed in service. We expect this venture to grow and become profitable quickly.

        In other areas we have had consistent growth. Local telephone service has grown from 25 thousand to 27 thousand access lines showing the general population growth in our area and the increased numbers of lines per household for Internet and other services. Warwick Valley Long Distance grew from 8 thousand to 9 thousand access lines and in 1998 surpassed AT&T as the first choice of our customers. Warwick Online grew by 36% to 16,000 customers, of which almost 70% are outside our telephone service area. This strong business growth has also required growth in our capabilities. Our capital expenditures have increased by nearly 60% and we have added 30 jobs in the past three years.

        Our financial results have been consistent with our growth and it was a very profitable year. Revenues increased by 8% and earnings increase by nearly 10%. One-third of our income now is from our newer services---Online, Long Distance and Cellular. Dividends to our shareholders increased 18% to $1.12 per share.

        I believe 1998 demonstrates that our Company has successfully made the transformation from a regulated telephone company to an entrepreneurial competitive information services provider. I am confident in its future.

                                          (Signed) Fred M. Knipp
                                          President and Chief Executive Officer
                                          March 1, 1999


   DIVIDENDS PER SHARE                            BOOK VALUE


   [GRAPHICAL                                     [GRAPHICAL
    REPRESENTATION                                 REPRESENTATION
    OF CHART]                                      OF CHART]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS -- 1998 vs. 1997

The Company's net income from all sources increased $358,788 (or 9.7%) to $4,042,497 for the twelve-month period ended December 31, 1998, as compared to the same period in 1997.

Operating revenues increased $1,565,404 (or 7.9%) to $21,362,100 for the year ended December 31, 1998, as compared to $19,796,696 for 1997, primarily as a result of a $1,093,634 (or 53.1%) increase in online revenue. This increase was primarily due to customers interest in and use of the internet nationwide. Local revenues increased $281,007 (or 10.0%), primarily as a result of an increase in the number of access lines and increased use of newly marketed services. Long distance services and sales revenue increased $240,288 (or 14.2%), primarily as the result of a marketing campaign.

Operating expenses increased $1,013,732 (or 7.6 %) to $14,409,432 for the year ended December 31, 1998, as compared to $13,395,700 for the previous year. An increase in wages and benefits of $485,505 (or 8.9%), an increase in internet facilities of $320,003 (or 55.0%) and an increase in depreciation expense of $263,587 (or l0.0%) were the main factors in the increase.

Nonoperating income increased to $770,135 in 1998 from $495,082 in 1997. This increase resulted largely from an increase in income of the Bell Atlantic Orange County/Poughkeepsie Limited Partnership, a cellular partnership in which the Company has a 7.5% interest, which earned $1,085,499 in 1998 compared to $632,245 in 1997.

Comparative financial information regarding the operation of the Company's two business segments for the period from 1996 through 1998 can be found in Note 16 of the consolidated financial statements.

RESULTS OF OPERATIONS -- 1997 vs. 1996

The Company's net income from all sources increased $588,288 (or 19.0%) to $3,683,709 for the twelve-month period ended December 31, 1997, as compared to the same period in 1996.

Operating revenues increased $1,922,581 (or 10.7%) to $19,796,696 for the year ended December 31, 1997, as compared to $17,874,115 for 1996, primarily as a result of a $1,320,150 (or 278.5%) increase in online revenue. This increase was primarily due to customers interest in and use of the internet. Network access and toll revenue increased $459,324 (or 5.1%) to $9,589,942 for the year ended December 31, 1997 as compared to $9,080,618 for 1996. This increase resulted largely from increased state toll revenue in New York of $1,394,484 as a result of the Company becoming the intralata toll carrier in its service area on January 1, 1997, offset by reduced state access revenue of $933,353 previously received from Bell Atlantic, who had been the New York toll carrier. Local revenues decreased $298,168 (or 10.0%), as a result of inside wire revenue and public telephone revenue being reclassified to Miscellaneous Revenues due to a deregulation order in 1997. Prior to that time both were considered part of Local Network Service Revenue. Long distance services and sales revenue increased $212,587 (or 14.4%), primarily as the result of a marketing campaign.

Telephone operating expenses increased $989,136 (or 8.0%) to $13,395,700 for the year ended December 31, 1997, as compared to $12,406,564 for the previous year. An increase in wages and benefits of $438,686 (or 7.5%), an increase in internet facilities of $207,085 (or 55.3%) and an increase in depreciation expense of $363,661 (or 16.0%) accounted for most of the increase.

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Nonoperating income decreased to $495,082 in 1997 from $503,888 in 1996, primarily as a result of a decrease in interest income and income of Bell Atlantic Orange County/Poughkeepsie Limited Partnership.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 1998 with working capital of $2,186,990 as compared to $1,417,166 at December 31, 1997. This difference was largely due to a decrease in notes payable of $1,200,000. The telephone operation's capital expenditures for 1998 were $3,059,117 compared to $2,874,681 in 1997 and were primarily financed by internally generated funds.

The Company issued 16,715 shares of its common stock on April 1, 1998 to employees participating in retirement savings plans at $23.30 per share (a 15% discount from the appraised price of $27.41). On April 28, 1998 the Company began publicly trading under the symbol WWVY on the NASDAQ National Market. Eligible employees may apply accumulated contributions from their retirement savings plans towards the purchase of shares of the Company's common stock.

Bell Atlantic Orange County/Poughkeepsie Limited Partnership is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. Since the inception of the partnership, the Company has made capital contributions of $249,750. No further capital contributions are currently scheduled. A wholly-owned subsidiary of the Company, Warwick Valley Mobile Telephone Company (WVMT), resells cellular telephone service to the Company's subscribers as well as to others. WVMT also sells and installS cellular telephone sets.

A second wholly-owned subsidiary, Warwick Valley Long Distance Company, Inc.
(WVLD), began business in December 1993 in New Jersey and in May 1994 in New York. WVLD resells toll service to customers of Warwick Valley Telephone. WVLD currently has no external financial requirements due to the positive cash flow it generates.

Another wholly-owned subsidiary, Warwick Valley Networks, Inc. (WVN), was established during 1994. WVN is a partner in the New York State Independent Network (NYSINET), which was created by the independent telephone companies of New York to build and operate its own data connections network. NYSINET makes it unnecessary for its member companies to rely on outside companies for these services and may also offer services to companies who are not members, creating a potential source of additional revenue. The NYSINET network became operational in 1997. Warwick Valley Telephone Company connected to the network in July of 1997, although not all members have been added. WVN has invested approximately $43,000 in NYSINET to date. Moderate additional investment requirements are anticipated during 1999.

An additional wholly-owned subsidiary, Hometown Online, Inc. (ONLINE) was established during 1995. It is the entity through which WVTC offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within WVTC's service area as well as in nearby areas in New York, New Jersey and Pennsylvania. Online's total capital investments from its inception through 1998 aggregates $1,837,000, and were financed principally by advances from the Company.


CONSOLIDATED BALANCE SHEET
 ASSETS                                                            1998                  1997
 CURRENT ASSETS                                                -----------           -----------
    Cash                                                       $   593,867           $   482,534
    Accounts receivable-net of reserve for uncollectibles        3,709,447             3,965,360
    Materials and supplies                                       1,598,443             1,133,637
    Prepaid expenses                                               353,598               338,417

                                                                 6,255,355             5,919,948
 NONCURRENT ASSETS:
    Unamortized debt issuance expense                               36,042                48,710
    Other deferred charges                                         180,606               217,575
    Investments                                                  2,302,747             1,664,582

                                                                2,519, 395             1,930,867
 PROPERTY, PLANT & EQUIPMENT: (Notes 1, 2 and 5)
    Plant in service                                            40,188,147            37,374,440
    Plant under construction                                     1,205,922               824,595

                                                                41,394,069            38,199,035
         Less: Depreciation reserve (Notes 1 and 3)             16,927,427            14,661,854
                                                                24,466 642            23,537,181

         TOTAL ASSETS                                          $33,241,392           $31,387,996

LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
    Notes payable (Note 6)                                     $   400,000           $ 1,600,000
    Accounts payable                                             2,620,858             1,751,739
    Advance billing and payments                                   100,146               163,882
    Customer deposits                                              133,433               168,465
    Accrued taxes                                                   87,183               126,864
    Accrued interest                                                74,085                75,829
    Accrued pension                                                310,232               279,494
    Other accrued expenses                                         342,428               336,509
                                                                 4,068,365             4,502,782

 LONG-TERM DEBT (Note 5)                                         7,000,000             7,000,000

 DEFERRED CREDITS: (Notes 1 and 7)
    Accumulated deferred federal income taxes                    2,283,976             2,301,418
    Unamortized investment tax credits                             158,447               201,427
    Other deferred credits                                         158,685               179,230
                                                                 2,601,108             2,682,075
 STOCKHOLDERS' EQUITY: (Notes 5, 11, 12 and 13)
    Preferred stock - 5% cumulative; $100 par value;
       Authorized 7,500 shares;
       Issued and outstanding 5,000 shares                         500,000                500,000
       Common stock - no par value;
       Authorized shares: 2,160,000                              3,330,861              2,948,438
       Issued 1,990,626 (1998) and 1,974,168 (1997)             18,521,348             16,534,991
Retained earnings                                               22,352,209             19,983,429
Less: Treasury stock at cost, 173,352 shares for 1998
  and 1997, respectively                                         2,780,290              2,780,290
                                                                19,571,919             17,203,139
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $33,241,392            $31,387,996

    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31:

                                                                   1998                  1997                  1996
                                                               -----------            -----------           -----------
OPERATING REVENUES:
    Local network service                                      $ 2,967,644            $ 2,686,637           $ 2,984,805
    Network access and long distance network service             9,458,776              9,539,942             9,080,618
    Other services and sales (Note 1)                            8,935,679              7,570,117             5,808,692
                                                                21,362,100             19,796,696            17,874,115
    Less: Provision for uncollectibles                             (44,309)               (46,289)              (35,085)

         Total operating revenues                               21,317,791             19,750,407            17,839,030

OPERATING EXPENSES:
    Plant specific                                               2,321,621              2,241,742             2,339,213
    Plant non-specific:
         Depreciation                                            2,898,958              2,635,371             2,271,709
         Other                                                     635,165                590,825               590,210
    Customer operations                                          4,322,763              3,854,804             3,412,521
    Corporate operations                                         2,159,331              1,729,943             1,711,146
         Cost of services and sales                              2,071,593              2,343,015             2,081,765

         Total operating expenses                               14,409,432             13,395,700            12,406,564

OPERATING TAXES:
    Federal income taxes (Note 7)                                1,588,333              1,269,542             1,156,502
    Property, revenue and payroll                                1,412,839              1,268,471             1,026,136
         Total operating taxes                                   3,001,172              2,538,013             2,182,638
         Operating income                                        3,907,187              3,816,694             3,249,828

NONOPERATING INCOME (EXPENSES)-NET: (Note 10)                      770,135                495,082               503,888

Income available for fixed charges                               4,677,322              4,311,776             3,753,716

FIXED CHARGES:
    Interest on funded debt                                        553,500                553,500               575,581
    Other interest charges                                          68,658                 61,899                68,862
    Amortization                                                    12,668                 12,668                13,792
         Total fixed charges                                       634,825                628,067               658,235

NET INCOME                                                       4,042,497              3,683,709             3,095,481

PREFERRED DIVIDENDS                                                 25,000                 25,000                25,000

    INCOME APPLICABLE TO
    COMMON STOCK                                               $ 4,017,497            $ 3,658,709           $ 3,070,481

    NET INCOME PER AVERAGE SHARE OF
    OUTSTANDING COMMON STOCK (Note 11)                               $2.21                  $1.97                $1.65

    AVERAGE SHARES OF COMMON STOCK
    OUTSTANDING (Note 11)                                        1,813,792              1,853,298             1,865,091

    The accompanying notes are an integral part of the financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                         Treasury         Preferred          Common          Retained
                                           Stock            Stock             Stock          Earnings            Total
                                       -----------       -----------       -----------      -----------       -----------
Balance, December 31, 1995             $  (775,200)      $   500,000       $ 2,281,238      $12,738,174       $14,744,212

  Net income for the year                        0                 0                 0        3,095,481         3,095,481
Dividends:
  Common ($ .65 per share)                       0                 0                 0       (1,212,570)       (1,212,570)
  Preferred ($5.00 per share)                    0                 0                 0          (25,000)          (25,000)
Sale of Common Stock                             0                 0           158,425                0           158,425
Purchase of Treasury Stock                 (50,000)                                                               (50,000)
Balance, December 31, 1996             $  (825,200)      $   500,000       $ 2,439,663      $14,596,085       $16,710,548

  Net income for the year                        0                 0                 0        3,683,709         3,683,709
Dividends:
  Common ($ .93 per share)                       0                 0                 0       (1,719,803)       (1,719,803)
  Preferred ($5.00 per share)                    0                 0                 0          (25,000)          (25,000)
Sale of Common Stock                             0                 0           508,775                0           508,775
Purchase of Treasury Stock              (1,955,090)                                                            (1,955,090)
Balance, December 31, 1997             $(2,780,290)      $   500,000       $ 2,948,438      $16,534,991       $17,203,139

  Net income for the year                        0                 0                 0        4,042,497         4,042,497
Dividends:
  Common ($1.12 per share)                       0                 0                 0       (2,031,140)       (2,031,140)
  Preferred ($5.00 per share)                    0                 0                 0          (25,000)          (25,000)
Sale of Common Stock                             0                 0           382,423                0           382,423
Balance, December 31, 1998             $(2,780,290)      $   500,000       $ 3,330,861      $18,521,348       $19,571,919



    The accompanying notes are an integral part of the financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    1998              1997              1996
                                                                 -----------       -----------       -----------
     CASH FLOW FROM OPERATING ACTIVITIES:
         Net Income                                              $ 4,042,497       $ 3,683,709       $ 3,095,481
         Adjustments to reconcile net income to net cash
            provided by operating activities:
         Depreciation and amortization                             2,911,626         2,648,039         2,285,501
         Deferred income tax and investment tax credit               (80,967)         (127,266)         (144,229)
         Interest charged to construction                            (44,292)          (57,562)          (25,272)
         Income from partnership                                  (1,085,499)         (632,244)         (666,375)

     Change in assets and liabilities:
         (Increase) Decrease in accounts receivable                  255,913          (674,646)          369,276
         (Increase) Decrease in materials and supplies              (464,806)          318,221            64,500
         (Increase) Decrease in prepaid expenses                     (15,181)          (31,885)           10,553
         (Increase) Decrease in deferred charges                      36,969            10,124           (87,372)
         Increase (Decrease) in accounts payable                     869,119           150,795          (758,397)
         Increase (Decrease) in customers' deposits                  (35,032)           15,322           (20,574)
         Increase (Decrease) in advance billing and payment          (63,736)          (24,983)          (18,121)
         Increase (Decrease) in accrued expenses                     (10,687)         (148,377)          158,088
         Increase (Decrease) in other liabilities                      5,919            36,334           112,454

     Net cash provided by operating activities                     6,321,843         5,165,581         4,375,513

     CASH FLOW FROM INVESTING ACTIVITIES:
         Purchase of property, plant and equipment                (3,828,418)       (3,350,063)       (2,944,069)
         Interest charged to construction                             44,292            57,562            25,272
         Distribution from partnership                               450,000           337,500           393,750
         Changes in other investments                                 (2,668)          (15,448)           (4,850)

     Net cash used in investing activities                        (3,336,794)       (2,970,449)       (2,529,897)

     CASH FLOW FROM FINANCING ACTIVITIES:
         Increase (Decrease) in Notes Payable                     (1,200,000)          750,000          (100,000)
         Repayment of long-term debt                                       0                 0          (370,000)
         Dividends                                                (2,056,140)       (1,744,803)       (1,237,570)
         Sale of Common Stock                                        382,423           508,775           158,425
         Purchase of Treasury Stock                                        0        (1,955,090)          (50,000)

     Net cash provided by (used in) financing activities          (2,873,716)       (2,441,118)       (1,599,145)

     Increase (Decrease) in cash and cash equivalents                111,333          (245,986)          246,471

     Cash and cash equivalents at beginning of year                  482,534           728,520           482,049

     Cash and cash equivalents at end of year                    $   593,867       $   482,534       $   728,520


    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

    Nature of Operations

    The Company is an independent telephone company providing telephone service to customers in the Towns of Warwick and Goshen, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll and cellular telephone service to residential and business customers, access and billing and collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and internet access. On February 10, 1999 the Company activated its new switch in Middletown, New York where it intends to provide extended local service. (See Note 16 for information regarding the Company's business segments.)

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

    Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements. Certain prior year amounts have been reclassified to conform with the 1998 financial statement presentation.

    Depreciation

    Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 7.51%, 6.66%, and 6.53%, for the years 1998, 1997 and 1996, respectively.

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

    Investments
    Investments consisted of the following at December 31:

                                                    1998              1997
                                                -----------       -----------
        Investment in cellular partnership      $ 2,282,385       $ 1,637,386
        Other investments                            20,362            27,196
                                                $ 2,302,747       $ 1,664,582

The partnership investment represents the Company's 7.5% interest as a limited partner in a cellular telephone operation. Other investments are recorded at cost.

    Cash Flow Statement

    Cash and cash equivalents consists principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31,1998 the amount of cash in excess of these F.D.I.C. insured limits was approximately $775,000. The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31:

                                                         1998            1997           1996
                                                     -----------     -----------     -----------
      Interest                                       $   623,902     $   615,124     $   635,528
      Federal Income Taxes                           $ 2,064,867     $ 1,776,178     $ 1,343,151

    Material and Supplies

    New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items.
    As of December 31, 1998 and 1997 the Material and Supplies inventory consisted of the following:

                                                                        1998            1997
                                                                     -----------     -----------
      Inventory for outside plant construction                       $   461,616     $   335,206
      Inventory for central office equipment                             869,890         521,842
      Inventory of equipment held for sale or lease                      266,937         276,589

                                                                     $ 1,598,443     $ 1,133,637

    Retirement and/or Disposition of Property

    When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

    Miscellaneous Revenues

    Miscellaneous revenues consisted of the following for each of the three years in the period ended December 31:

                                                        1998            1997            1996
                                                     -----------     -----------     -----------
      Directory advertising revenue                  $   941,714     $   936,787     $   854,940
      Rent revenue                                       208,179         201,575         199,021
      Billing and collection revenue                   1,154,150       1,138,323       1,153,032
      Long distance services and sales                 1,932,111       1,691,823       1,479,236
      Internet services and sales                      3,153,020       2,059,386         739,236
      Other services and sales                         1,546,505       1,542,223       1,383,227

                                                     $ 8,935,679     $ 7,570,117     $ 5,808,692

2.  Property, Plant and Equipment

    Plant in service, at cost, consisted of the following at December 31:

                                                         1998            1997
                                                     -----------     -----------
      Land, buildings, furniture and
        office equipment                             $ 4,469,180     $ 4,254,257
      Vehicles and work equipment                      1,150,083       1,103,446
      Central office equipment                        16,920,270      16,111,391
      Customer premise equipment                       1,209,591       1,187,939
      Outside plant equipment                         14,380,676      13,428,360
      Other equipment                                  2,058,347       1,289,047

                                                     $40,188,147     $37,374,440

3.  Depreciation Reserve

    Depreciation reserve consisted of the following at December 31:

                                                        1998            1997
                                                    ------------    ------------
      Buildings, furniture and
        office equipment                            $  2,337,127    $  1,983,607
      Vehicles and work equipment                        727,095         725,489
      Central office equipment                         8,098,368       7,259,737
      Customer premise equipment                         715,385         687,033
      Outside plant equipment                          4,038,785       3,553,306
      Other equipment                                  1,010,667         452,682
                                                     $16,927,427     $14,661,854

4.  Accounts Receivable

    The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 1998 and 1997, respectively.

5.  Long-Term Debt

    Long-term debt consisted of the following at December 31:

                                                    1998                       1997
                                          ------------------------   ------------------------
                                                        Redemption                 Redemption
                                                        Price Plus                 Price Plus
       First Mortgage Bonds                  Amount      Premium        Amount      Premium
       --------------------               -----------   ----------   -----------   ----------
       9.05% Series "I"
         (due 05/01/2000)                 $ 3,000,000      N/A       $ 3,000,000       N/A
       7.05% Series "J"
         (due 12/01/2003)                   4,000,000      N/A         4,000,000       N/A
                                            7,000,000                  7,000,000
       Less: Current maturities
             of long-term debt                      0                          0
       Total Long-term debt               $ 7,000,000                $ 7,000,000


    Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

    Maturities and sinking fund requirements for the five years subsequent to 1998 for long-term debt outstanding as of December 31, 1998, are as follows:

             1999              0              2002              0
             2000     $3,000,000              2003     $4,000,000
             2001              0

    The first mortgage bonds, Series "I" and "J" bonds, may not be redeemed prior to their maturity date.

6.  Notes Payable

    The Company has an unsecured line of credit with the Warwick Savings Bank, which expires in June,1999. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 1998 was $2,100,000. The balances outstanding as of December 31, 1998 and 1997 were $400,000 and $1,600,000, respectively, bearing interest at rates of 6.75% and 7.5%, respectively.

7.  Federal Income Taxes

    The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rate of 34% to pre-tax income.

                                                  1998             1997              1996
                                              -----------       -----------       -----------
    Operating federal income taxes:
    Current portion                           $ 1,670,896       $ 1,404,115       $ 1,306,243
    Deferrals, net of reversals:
      Depreciation                                (17,736)          (22,352)          (18,393)
      Cost of removal                              (2,813)            2,037             1,275
    Tax savings due to TRA of 1986                      0           (45,494)          (89,760)
    Other                                         (19,034)          (17,764)            8,137
    Investment tax credit, net of amort.          (42,980)          (51,000)          (51,000)
                                                  (82,563)         (134,573)         (149,741)

      Operating F.I.T. expense                $ 1,588,333       $ 1,269,542       $ 1,156,502

    Nonoperating federal income taxes         $   368,316       $   217,386       $   219,866

    Total F.I.T. expense, as reported           1,956,649         1,486,928         1,376,368
    Reversals of deferred taxes                    67,485            74,029           122,917
    Tax savings of TRA of 1986, net                     0            45,494            89,760
    Other                                          15,576           151,567           (68,617)

    Federal Income Tax at
    Statutory Rate                            $ 2,039,710       $ 1,758,018       $ 1,520,428


    The following components comprise the net deferred tax liability reported as of December 31:

                                                  1998             19976
                                              -----------      ------------
    Deferred tax liabilities                  $ 2,366,194      $ 2,405,183
    Deferred tax assets                            82,218          103,765

    Net deferred tax liability                $ 2,283,976    $ 2,301,418

    The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset is due to the unamortized investment tax credit being deemed a temporary difference in the basis of the related assets.

    The adoption of SFAS 109, Accounting for Income Taxes, has required certain reclassifications of deferred tax balances and the establishment of regulatory assets and liabilities. This is due to the rate-making treatment of deferred taxes and unamortized investment tax credits, whereby future reversals can be expected to be recovered or returned to customers through future rates. The balance of unamortized investment tax credits is a temporary difference and a deferred tax asset has been established for this. The offsetting regulatory liability associated with this reflects the future amounts due to customers as reversals of these balances occur. These regulatory liabilities are included in other deferred credits and amounted to $84,279 and $103,765 as of December 31, 1998 and 1997, respectively. As reversals of the deferred tax balances occur in the future, these regulatory liabilities will also decrease.

8.  Pension Plans and Other Postretirement Benefits

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

    The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

                                              Pension Benefits                            Postretirement Benefits
                                -----------------------------------------       -----------------------------------------
                                   1998            1997            1996            1998           1997            1996
                                ---------       ---------       ---------       ---------       ---------       ---------
     Service cost               $ 238,977       $ 200,862       $ 210,213       $  42,117       $  43,425       $  65,873

     Interest cost on
     benefit obligation           601,153         558,396         524,866          58,618          55,367         138,186

     Amortization of
     transition obligation         53,263          53,263          53,263          51,496          51,496          51,496

     Amortization of prior
     service (credit) cost         50,611          50,611          50,611         (21,494)        (21,494)              0

     Recognized net
     actuarial (gain) loss        (98,490)        (62,274)         37,928         (40,835)        (83,743)        (47,410)

     Expected return on
     plan assets                 (692,142)       (594,971)       (499,231)        (61,313)        (47,605)        (33,364)

     Net periodic (credit)
     expense                    $ 153,372       $ 205,887       $ 377,650       $   28,589      $  (2,554)       $ 174,781


    The following table presents a summary of plan assets, projected benefit obligation and funded status of the plans at December 31:

                                             Pension Benefits               Postretirement Benefits
                                      -----------------------------       ----------------------------
                                          1998             1997               1998            1997
                                      -----------       -----------       -----------      -----------
    Fair value of plan assets
    at beginning of year              $ 8,739,040       $ 7,460,136       $   875,892      $   680,073

    Employer contributions                122,634           216,085                 0           76,809

    Actual return on plan assets          356,917         1,302,715            86,365          119,010

    Benefits paid                        (251,641)         (239,896)                0                0

    Fair value of plan assets
    at end of year                      8,966,950         8,749,040           962,257          875,892


                                                                       Postretirement
                                           Pension Benefits               Benefits
                                       ------------------------      ------------------
                                          1998           1997          1998       1997
                                       ---------      ---------      -------    -------
Projected benefit obligation
 at beginning of year ...............  8,385,536      7,505,941      795,291    699,372

Benefits earned .....................    238,977        200,862       32,891     43,425

Interest cost on projected
 benefit obligation .................    601,153        558,396       60,490     55,367

Actuarial (gain) loss ...............    346,432        360,133      (57,413)    (2,873)

Benefits paid .......................   (251,641)      (239,896)           0          0

Projected benefit obligation
 at year end ........................  9,320,457      8,385,436      831,259    795,291

Plan assets in excess of (less than)
 projected benefit obligation .......   (353,507)       353,604      130,998     80,601

Unrecognized actuarial (gain) loss ..   (312,852)    (1,092,999)    (254,968)   303,308

Unrecognized prior service (credit)
 cost ...............................    196,334        246,945     (404,783)   451,365

Unrecognized net transition
 obligation .........................    159,793        213,056      720,940   (772,436)

Prepaid (accrued) benefit cost ......  ($310,232)     ($279,394)    $192,187    $62,838



Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:

                                                         Postretirement
                             Pension Benefits               Benefits
                         ------------------------      ------------------
                            1998           1997          1998       1997
                         ---------      ---------      -------    -------
Discount rate ........     7.25%          7.50%         7.00%      7.00%
Expected return
 on plans ............     8.00%          8.00%         7.00%      7.00%
Rate of compensation
 increase ............     5.50%          5.50%            0          0
Healthcare cost
 trend ...............        0              0         10.00%     10.00%

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The health care cost trend rate assumption has a significant effect on the amounts reported. A change in the assumed health care cost trend rate by one percentage point would change the accumulated postretirement benefit obligation as of December 31, 1998 by approximately $81,800 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $4,600.

The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. In 1998 the Company made a matching contribution up to 6.0% of an eligible participant's compensation for management, clerical and traffic employees and up to 4.5% for plant employees. The Company contributed and expensed $236,597, $180,255 and $135,386 for the years ended December 31, 1998, 1997 and 1996, respectively.

9.  Related Party Transactions

    The Company expended approximately $221,880, $170,731 and $193,976 during 1998, 1997 and 1996, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

10. Nonoperating Income and Expenses

    Nonoperating income (expense) for the years ended December 31, are as follows:
                                                  1998              1997              1996
                                                  ----              ----              ----
    Interest charged to construction          $   44,292        $   57,562        $   25,272
    Interest income                               22,401            16,009            25,545
    Income from cellular partnership           1,085,499           632,245           666,375
    Other nonoperating income (expense)          (13,741)            6,652             6,562
    Nonoperating federal income taxes           (368,316)         (217,386)         (219,866)

                                              $   770,135       $   495,082       $   503,888

11. Common Stock

    Earnings per share are based on the weighted average number of shares outstanding of 1,813,792, 1,853,298 and 1,865,091 for the years ended December 31, 1998, 1997 and 1996, respectively. Effective November 10, 1997, there was a 3-for-1 stock split, increasing the number of shares authorized to 2,160,000 and the number issued to 1,974,168. All references in the accompanying financial statements to the number of shares and per-share amounts have been restated to reflect the stock split.

    The following schedule summarizes the changes in the number of shares issued of capital stock for the year ended December 31, 1998:

                                       Treasury        Preferred       Common
                                         Stock           Stock         Stock
                                       --------        ---------     ----------
    Balance, January 1, 1998           173,352           5,000       1,974,168
    Additional shares issued                 0               0          16,715
    Shares redeemed                          0               0            (257)
    Balance, December 31, 1998         173,352           5,000       1,990,626

12. Treasury Stock

    The Company accounts for treasury stock using the cost method of accounting.

13. Preferred Stock

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

14. Commitments

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

    The Company's contribution to the New York State Access Settlement Pool was $285,635 for 1998 and is expected to be $229,224 for 1999. In October of 1998 the New York State Public Service Commission implemented the Targeted Accessibility Fund (TAF) of New York to provide support of universal service in rural, high costs areas of the state. The amount the Company contributed to TAF for 1998 was $7,200 and the expected contribution for 1999 is approximately $22, 000. The Company also contributes to the Universal Service Administration Co. (USAC). For 1998 the Company's contribution to USAC was $88,823 and for 1999 it will be approximately $86,000. Quarterly updates modify the amounts contributed. The amounts paid to these pools are considered part of the cost of providing access service to interexchange carriers and are included in the rates charged to them.

15. Fair Value of Financial Instruments

    The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt approximates the carrying value of $7,000,000 due to the short maturity of the debt. The fair value of other financial instruments is estimated by management to approximate the carrying value.

16. Business Segments

    In 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. As required, the Company adopted the provisions of SFAS 131 in its year-end 1998 financial statements and has restated its prior-year segment information to conform to SFAS 131's requirements.

    The Company's segments consist of a local telephone operation and an internet access provider. The telephone operation offers local, long distance and cellular telephone service to customers in its service territory in the rural areas surrounding the towns of Warwick, New York and Vernon, New Jersey, as well as providing access services to interexchange carriers and the selling and leasing of equipment. Hometown Online, Inc. ("Online"), the internet access segment offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within WVTC's service area as well as in New York, New Jersey and Pennsylvania.

    The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The Company evaluates performance of the segments based on segment operating income. The Company accounts for intersegment sales at current market prices or in accordance with regulatory requirements. The following information summarizes the Company's business segments for the years 1998, 1997 and 1996:

                                 ----------------------------------------------------------------
                                                              1998
                                 ----------------------------------------------------------------
                                                                   Intercompany      Consolidated
                                  Telephone         Internet       Elimination           Total
                                 -----------      -----------      ------------      ------------
    Revenues from:
    Unaffiliated customers       $18,164,771      $ 3,153,020      $         0       $21,317,791

    Intersegment revenues             78,356                0          (78,356)                0

    Total revenues                18,243,127        3,153,020          (78,356)       21,317,791

    Operating expenses            11,188,595        1,813,073          (78,356)       12,923,312

    Depreciation                   2,477,980          420,979                0         2,898,959

    Federal income taxes           1,274,431          313,902                0         1,588,333

    Other income (expenses)          131,037            4,273                0           135,310
    Net income                   $ 3,433,158      $   609,339      $         0       $ 4,042,497

    Assets                       $32,499,044      $ 1,650,052      $  (907,704)      $33,241,392

    Capital expenditures         $ 3,059,117      $   769,301      $         0       $ 3,828,418



                                 ----------------------------------------------------------------
                                                              1997
                                 ----------------------------------------------------------------
                                                                   Intercompany      Consolidated
                                  Telephone         Internet       Elimination          Total
                                 -----------      -----------      ------------      ------------
Revenues from:
    Unaffiliated customers       $17,691,021      $ 2,059,386      $         0       $19,750,407

    Intersegment revenues             51,178                0          (51,178)                0

    Total revenues                17,742,199        2,059,386          (51,178)       19,750,407

    Operating expenses            10,728,456        1,351,524          (51,178)       12,028,802

    Depreciation                   2,316,518          318,853                0         2,635,371

    Federal income taxes           1,137,279          132,263                0         1,269,542

    Other income (expenses)         (132,985)               0                0          (132,985)
    Net income                   $ 3,426,961          256,746      $         0       $ 3,683,707

    Assets                       $31,440,173      $ 1,256,467      $(1,308,644)      $31,387,996

    Capital expenditures         $ 2,874,681      $   475,382      $         0       $ 3,350,063


                                 ----------------------------------------------------------------
                                                              1996
                                 ----------------------------------------------------------------
                                                                   Intercompany      Consolidated
                                  Telephone         Internet       Elimination          Total
                                 -----------       ----------      ------------      ------------
Revenues from:
    Unaffiliated customers       $17,099,794       $ 739,236      $         0       $17,839,030

    Intersegment revenues             18,371               0          (18,371)                0

    Total revenues                17,118,165         739,236          (18,371)       17,839,030

    Operating expenses            10,180,680         998,682          (18,371)       11,160,991

    Depreciation                   2,151,147         120,562                0         2,271,709

    Federal income taxes           1,285,705        (129,203)               0         1,156,502

    Other income (expenses)         (154,347)              0                0          (154,347)
    Net income                   $ 3,346,286       $(250,805)     $         0       $ 3,095,481

    Assets                       $30,783,854       $ 821,572      $(1,361,846)      $30,243,580

    Capital expenditures         $ 2,351,589       $ 592,480      $         0       $ 2,944,069



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors                                       February 4, 1999
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





(Signed) BUSH & GERMAIN, P.C.
-----------------------------
Bush & Germain, P.C.
Syracuse, New York

BOARD OF DIRECTORS AND OFFICERS

[page of photos]



Howard Conklin, Jr.           Henry L. Nielsen, Jr.          Fred M. Knipp              Philip S. Demarest
Chairman of the Board         Vice Chairman of the Board     Board Director,            Board Director,
of the Company                of the Company, President,     President & CEO            Retired, Former Vice
                              Nielsen Construction Co.,      of the Company             President, Secretary &
                              Inc., Warwick, N.Y.                                       Treasurer of the
                                                                                        Company

Earl V. Barry                 Wisner H. Buckbee              Joseph E. DeLuca, M.D.     Corinna S. Lewis
Board Director,               Board Director,                Board Director,            Board Director,
Retired, Former Vice          President, Wisher Farm,        Physician, Vernon          Retired Public Relations
President of the Company      Inc., Warwick, N.Y.            Urgent Care Center,        Consultant
                                                             Vernon, N.J.

Robert J. DeValentino         Herbert Gareiss, Jr.           Larry Drake                Robert A. Sieczek
Board Director,               Vice President of the          Vice President of the      Treasurer of the
Executive Director Horton     Company                        Company                    Company
Healthcare Foundation,
Middletown, N.Y.

Barbara Barber                Colleen Shannon                Bonnie Jackowitz           Dorinda Masker
Secretary of the              Assistant Secretary of         Assistant Secretary of     Assistant Treasurer of
Company                       the Company                    the Company                the Company


PERFORMANCE HIGHLIGHTS

----------------------------------    ------------------------------------------------------------------------------------
For years ended or at December 31,         1998              1997              1996             1995              1994
----------------------------------    ------------      ------------      ------------      ------------      ------------
    SELECTED FINANCIAL DATA

    Total revenues                    $ 21,362,100      $ 19,796,696      $ 17,874,115      $ 14,969,872      $ 13,570,409
    Telephone operating revenues        16,189,377        15,590,455        15,161,873        13,315,940        12,277,948
    Total expenses                      14,409,432        13,395,700        12,406,564        11,022,037        10,165,019
    Telephone operating expenses        11,079,344        10,081,196         9,761,435         8,217,733         8,850,222
    Net income                           4,042,497         3,683,709         3,095,481         2,153,372         1,749,450
    Total assets                        33,241,392        31,387,996        30,243,580        29,418,023        27,657,579
    Current assets                       6,255,355         5,919,948         5,777,625         5,975,482         4,690,034
    Current liabilities                  4,068,365         4,502,782         3,723,691         4,720,240         3,801,653
    Long-term obligations                7,000,000         7,000,000         7,000,000         7,000,000         7,370,000
    Percentage of debt to
      total capital                           27.4              33.3             31.96             36.07              38.3
    Shareholders' equity                19,571,919        17,203,139        16,710,548        14,744,212        13,499,242

    COMMON STOCK DATA

    Income applicable to
      common stock                       4,017,497         3,658,709         3,070,481         2,128,372         1,724,450
    Income per share*                         2.21              1.97              1.65              1.15               .94
    Book value*                              10.51              9.01              8.69              7.69              7.08
    Cash dividends per
      common share*                           1.12               .93               .65               .58               .56
    Shareholders of record                     648               616               612               607               591
    Shares outstanding*                  1,813,792         1,853,298         1,865,091         1,852,752         1,836,744

    GENERAL

    Access lines in service                 26,786            25,154            23,719            22,132            21,126
    Carrier access minutes             151,797,771       138,984,054       150,708,737       134,534,480       125,081,670

*Adjusted for 3-for-1 common stock split in 1997.



CONCERNING THE COMPANY'S COMMON STOCK

     On April 28, 1998 Warwick Valley Telephone Company's common stock began trading on the NASDAQ National Market under the symbol WWVY. Private sales are also made by holders of the Company's common stock from time to time. At March 1, 1999 there were 648 holders of the Company's common stock.

     The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1997, the Company paid a dividend on its common stock of $.93 per share. In 1998, the common stock dividend was $1.12 per share.

     The NASDAQ high and low bid prices for the Company's common stock for the second, third and fourth quarters of 1998 were as follows:


                       PRICE OF THE COMPANY'S COMMON STOCK
                                  QUARTER ENDED

                      June 30,        September 30,      December 31,
                        1998             1998               1998
                        ----             ----               ----

            High       $43.50           $40.00             $42.25
            Low        $37.25           $36.125            $36.50