Form 10-K, Exhibit 13
period 1999-12-31
WARWICK VALLEY TELEPHONE CO
filed 2000-03-30
CIK 104777

TABLE OF CONTENTS

Highlights                                                    1

President's Summary                                           2

Management's Discussion                                       4

Consolidated Balance Sheet                                    6

Consolidated Statement
Of Income                                                     7

Consolidated Statement of
Stockholders' Equity                                          8

Consolidated Statement of
Cash Flows                                                    9

Notes to
Financial Statements                                         10

Report of Independent
Certified Public Accountants                                 19

Board of Directors and
Officers                                                     20

Performance Highlights                                       21

Concerning the Company's
Common Stock                                                 21

                                   HIGHLIGHTS

                                                        1999                1998

Total Revenues                                   $23,185,929         $21,362,100

Net Income                                       $ 5,581,616         $ 4,042,497

Earnings per Share                               $      3.06         $      2.21

Book Value                                       $     12.23         $     10.51


Cash Dividend per
 Common Share                                    $      1.34         $      1.12

Access Lines in Service                               28,935              26,786

Cellular Subscribers                                     719                 851

Online Subscribers                                    21,535              15,841

WVLD Subscribers                                       9,642               9,000





  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                   [BAR CHART]


WHERE THE DOLLAR COMES FROM                       WHERE THE DOLLAR GOES

LONG DISTANCE ACCESS -                           - WAGES & BENEFITS

                                                 - DEPRECIATION

WARWICK ONLINE -

                                                 - TAXES

LOCAL SERVICE -                                  - DIVIDENDS

                                                 - COST OF GOODS SOLD
WV LONG DISTANCE -
CELLULAR -                                       - OTHER OPERATING EXPENSES


OTHER REVENUES -                                 - RETAINED EARNINGS

PRESIDENT'S SUMMARY

[PHOTO]

Warwick Valley Telephone Company closed out the 1990's with yet another record year for growth and earnings. Nineteen ninety-nine saw continued success in all significant lines of business. WVT began commercial operation as a Competitive Local Exchange Carrier (CLEC) in Middletown, N. Y. Thus the 1998 plan to expand from a traditional regulated provider of local telephone service to a serious competitor outside its franchised local exchange area was implemented. WVT will continue to expand the CLEC business in New York and is investigating other areas where we can provide reliable services accompanied by superior customer service. In addition further expansion into the provision of broadband and other advanced network services is on the immediate horizon, with or without partners.

Efforts in 1999, the first year of operation in Middletown, resulted in the acquisition of 222 traditional dial tone lines. WVT also provides port connection for 3 Internet Service Providers for a combined new revenue stream of $682,000. After expenses this new business contributed $274,000 in net income. Planned expansion in 2000 should result in significant growth in this market.

The core regulated businesses, local telephone service and Warwick Valley Long Distance, continued to grow in 1999. The number of local service access lines increased from 27,000 to 29,000, an 8 percent growth. Warwick Valley Long Distance continues to be the most popular choice of long distance providers for our customers. The number of subscribers grew from 9,000 to 9,700. WVLD began to offer calling plans similar to those of the large national carriers in February 2000 in an effort to sustain the growth of this business segment. The 1998 decision to "take back" all directory functions from directory vendors and

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                  [BAR CHART]

ACCESS LINES                                                    INCOME PER SHARE
manage sales and production in-house was a success. Our first "1999" directory made a positive contribution to income. WVT was the first telco in New York State to do so.

Warwick Online added 5,700 new customers during 1999 to end the year with a total of 21,535 a 36 percent growth rate. Seventy percent of our customers continue to be outside the telephone serving area, providing a presence and name recognition, which will be helpful, as we implement further expansion of our CLEC operations.

As the business has grown, so has the need to grow our plant capacities and employee resources. Capital and operating expenditures have increased by 68.5 and 8.4 percent respectively. WVT added 26 employees in 1999.

Financial results were as impressive as our growth. Revenues show an increase of
8.5 percent and earnings grew by 38.5 percent. Annual dividends to shareholders increased 19.6 percent to $1.34 per share.

Another significant change at WVT in 1999 was the retirement of President and CEO, Fred M. Knipp and my selection as his successor. Mr. Knipp led the company through the transition from a regulated telephone company to a competitive, full service telecommunications provider poised to make a successful entry into the new millennium. I am pleased to be at Warwick Valley Telephone and to have the opportunity to work with the able team of employees Mr. Knipp assembled. Furthermore, I am excited about the challenge of leading the Company on this most interesting journey. No doubt we will find continued growth and financial success along the way.

                                                           /s/ M. Lynn Pike
                                                           ---------------------
                                                           M. Lynn Pike
                                                           President and C.E.O.




  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                  [BAR CHART]


DIVIDENDS PER SHARE                                                   BOOK VALUE

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


RESULTS OF OPERATIONS - 1999 vs. 1998

The Company's net income from all sources increased $1,539,119 (or 38.1%) to $5,581,616 for the twelve-month period ended December 31, 1999, as compared to the same period in 1998.

Operating revenues increased $1,823,829 (or 8.5%) to $23,185,929 for the year ended December 31, 1999, as compared to $21,362,100 for 1998, primarily as a result of a $1,486,844 (or 47.2%) increase in online revenues. This increase was primarily due to customers interest in and use of the internet. Local service revenues increased $578,332 (or 19.5%), primarily as a result of an increase in the number of access lines and increased use of newly marketed services. This was offset by a decrease of $786,734 (or 6.9%) in network access service revenues due to a more competitive market.

Operating expenses increased $1,212,963 (or 8.4 %) to $15,622,395 for the year ended December 31, 1999, as compared to $14,409,432 for the previous year. An increase in wages and benefits of $770,267 (or 10.9%), an increase in internet facilities of $209,343 (or 25.0%) and an increase in depreciation expense of $412,453 (or14.2%) were the main factors in the increase.

Nonoperating income increased to $1,706,637 in 1999 from $770,135 in 1998. This increase resulted from an increase in income of Bell Atlantic Orange County/Poughkeepsie Limited Partnership, a cellular partnership in which the Company has a 7.5% interest, which earned $1,937,538 in 1999 compared to $1,085,499 in 1998 and the gain on partnership assets amounting to $401,305 during 1999.

RESULTS OF OPERATIONS - 1998 vs. 1997

The Company's net income from all sources increased $358,788 (or 9.7%) to $ 4,042,497 for the twelve-month period ended December 31, 1998, as compared to the same period in 1997.

Operating revenues increased $1,565,404 (or 7.9%) to $21,362,100 for the year ended December 31, 1998, as compared to $19,796,696 for 1997, primarily as a result of a $1,093,634 (or 53.1%) increase in online revenues. This increase was primarily due to customers interest in and use of the internet. Local revenues increased $281,007 (or 10.0%), primarily as a result of an increase in the number of access lines and increased use of newly marketed services. Long distance services and sales revenue increased $240,288 (or 14.2%), primarily as the result of a marketing campaign.

Operating expenses increased $1,013,732 (or 7.6 %) to $14,409,432 for the year ended December 31, 1998, as compared to $13,395,700 for the previous year. An increase in wages and benefits of $485,505 (or 8.9%), an increase in internet facilities of $320,003 (or 55.0%) and an increase in depreciation expense of $263,587 (or10.0%) were the main factors in the increase.

                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Nonoperating income increased to $770,135 in 1998 from $495,082 in 1997. This increase resulted largely from an increase in income of Bell Atlantic Orange County/Poughkeepsie Limited Partnership, a cellular partnership in which the Company has a 7.5% interest, which earned $1,085,499 in 1998 compared to $632,245 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 1999 with working capital of ($932,806) as compared to $2,497,221 at December 31, 1998. This difference was largely due to a reclassification of $3,000,000 for the current maturity of the Company's Series I bond due May 1, 2000. The Company's capital expenditures for 1999 were
$6,449,273 compared to $3,828,418 in 1998 and were primarily financed by internally generated funds.

Bell Atlantic Orange County/Poughkeepsie Limited Partnership is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. The Company received distributions from the Partnership amounting to $1,791,305 for 1999 and $450,000 for 1998. It is expected that these distributions from the Partnership will continue in the near future.

SEGMENTED OPERATIONS

In 1998 the Company began business segment reporting to reflect the predominance of its two major operating segments, telephone operations and internet service provider. The Company currently reports its operating results in two segments:
Warwick Valley Telephone and Warwick Online. Each of the Company's segment results is reviewed below.

The telephone operations revenue increased $638,582 (or 3.5%) for the year ended December 31, 1999 as compared to $500,928 (or 2.8%) for 1998 primarily due to an increase in customer growth. Internet revenues increased $1,486,844 (or 47.2%) for the year ended December 31, 1999 as compared to $1,093,634 (or 53.1%) for 1998 largely due to an increase in customer growth outside our telephone service area.

The telephone operations expenses increased $343,770 (or 2.3%) for the year ended December 31, 1999 as compared to $758,753 (or 5.4%) for 1998 primarily due to normal expenditures. Internet expenses increased $1,189,571 (or 46.7%) for the year ended December 31, 1999 as compared to $745,314 (or 41.31%) for 1998 largely due to an increase in wages and benefits.

Comparative financial information regarding the operation of the Company's two business segments for the period from 1997 through 1999 can be found in Note 16 of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS                                                                               1999                  1998
                                                                                 -----------           -----------
CURRENT ASSETS:
  Cash                                                                           $   865,521           $   593,867
  Accounts receivable -net of reserve for
    uncollectibles                                                                 4,015,673             3,709,447
  Materials and supplies                                                             983,222             1,598,443
  Prepaid expenses                                                                   401,090               353,598
                                                                                 -----------           -----------

                                                                                   6,265,507             6,255,355
                                                                                 -----------           -----------

NONCURRENT ASSETS:
  Unamortized debt issuance expense                                                   23,374                36,042
  Other deferred charges                                                             224,845               180,606
  Investments                                                                      2,858,301             2,302,747
                                                                                 -----------           -----------

                                                                                   3,106,520             2,519,395
                                                                                 -----------           -----------

PROPERTY, PLANT & EQUIPMENT:  (Notes 1, 2 and 5)
  Plant in service                                                                45,049,355            40,188,147
  Plant under construction                                                         1,718,296             1,205,922
                                                                                 -----------           -----------

                                                                                  46,767,651            41,394,069
     Less:  Depreciation reserve (Notes 1 and 3)                                  19,163,148            16,927,427
                                                                                 -----------           -----------

                                                                                  27,604,503            24,466,642
                                                                                 -----------           -----------


     TOTAL ASSETS                                                                $36,976,530           $33,241,392
                                                                                 ===========           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturity of long term debt                                             $ 3,000,000           $        --
  Notes payable (Note 6)                                                             900,000               400,000
  Accounts payable                                                                 2,716,429             2,620,859
  Advance billing and payments                                                            --               100,146
  Customer deposits                                                                  129,660               133,433
  Accrued taxes                                                                       22,168                87,183
  Accrued interest                                                                    73,067                74,085
  Other accrued liabilities                                                          356,990               342,428
                                                                                 -----------           -----------

                                                                                   7,198,313             3,758,134
                                                                                 -----------           -----------

LONG-TERM LIABILITIES & DEFERRED CREDITS: (Notes 1 and 7)
  Long-term debt                                                                   4,000,000             7,000,000
  Accumulated deferred federal income taxes                                        2,079,064             2,283,976
  Unamortized investment tax credits                                                 118,247               158,447
  Other deferred credits                                                              65,040                84,279
  Post retirement benefit obligations                                                786,159               384,637
                                                                                 -----------           -----------

                                                                                   7,048,509             9,911,339
                                                                                 -----------           -----------



STOCKHOLDERS' EQUITY:  (Notes 5, 11, 12 and 13)
  Preferred stock - 5% cumulative; $100 par value;
    Authorized 7,500 shares;
    Issued and outstanding 5,000 shares                                              500,000               500,000
  Common stock - no par value;
    Authorized shares: 2,160,000
    Issued 1,991,462 (1999) and 1,990,626 (1998)                                   3,367,607             3,330,861
  Retained earnings                                                               21,642,391            18,521,348
                                                                                 -----------           -----------
                                                                                  25,509,998            22,352,209

    Less:  Treasury stock at cost, 173,352 shares for 1999 and 1998                2,780,290             2,780,290
                                                                                 -----------           -----------

                                                                                  22,729,708            19,571,919
                                                                                 -----------           -----------



    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $36,976,530           $33,241,392
                                                                                 ===========           ===========

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31,


                                                                               1999                  1998                  1997
                                                                           ------------          ------------          ------------
OPERATING REVENUES:
   Local network service                                                   $  3,545,976          $  2,967,644          $  2,686,637
   Network access and long distance
     network service                                                          8,624,489             9,458,776             9,539,942
   Other services and sales (Note 1)                                         11,015,464             8,935,680             7,570,117
                                                                           ------------          ------------          ------------
                                                                             23,185,929            21,362,100            19,796,696
   Less: Provision for uncollectibles                                           (35,712)              (44,309)              (46,289)
                                                                           ------------          ------------          ------------
    Total operating revenues                                                 23,150,217            21,317,791            19,750,407
                                                                           ------------          ------------          ------------
OPERATING EXPENSES:
   Plant specific                                                             2,670,835             2,347,814             2,282,463
   Plant non-specific:
     Depreciation                                                             3,311,411             2,898,958             2,635,371
     Other                                                                    1,330,865             1,237,270             1,113,615
   Customer operations                                                        4,122,826             3,759,920             3,440,376
   Corporate operations                                                       2,414,961             2,181,653             1,750,713
   Cost of services and sales                                                 1,771,497             1,983,817             2,173,162
                                                                           ------------          ------------          ------------
    Total operating expenses                                                 15,622,395            14,409,432            13,395,700
                                                                           ------------          ------------          ------------

OPERATING TAXES:
   Federal income taxes (Note 7)                                              1,572,021             1,588,333             1,269,542
   Property, revenue and payroll                                              1,456,530             1,412,839             1,268,471
                                                                           ------------          ------------          ------------
     Total operating taxes                                                    3,028,551             3,001,172             2,538,013
                                                                           ------------          ------------          ------------
     Operating income                                                         4,499,271             3,907,187             3,816,694

NONOPERATING INCOME (EXPENSES)-NET: (Note 10)                                 1,706,637               770,135               495,082
                                                                           ------------          ------------          ------------
     Income available for fixed charges                                       6,205,909             4,677,322             4,311,776
                                                                           ------------          ------------          ------------
FIXED CHARGES:
   Interest on funded debt                                                      553,500               553,500               553,500
   Other interest charges                                                        58,125                68,657                61,899
   Amortization                                                                  12,668                12,668                12,668
                                                                           ------------          ------------          ------------
     Total fixed charges                                                        624,293               634,825               628,067
                                                                           ------------          ------------          ------------
     NET INCOME                                                               5,581,616             4,042,497             3,683,709
PREFERRED DIVIDENDS                                                              25,000                25,000                25,000
                                                                           ------------          ------------          ------------
  INCOME APPLICABLE TO COMMON STOCK                                        $  5,556,616          $  4,017,497          $  3,658,709
                                                                           ============          ============          ============
   NET INCOME PER AVERAGE SHARE OF
    OUTSTANDING COMMON STOCK (NOTE 11)                                     $       3.06          $       2.21          $       1.97
                                                                           ============          ============          ============
  AVERAGE SHARES OF COMMON STOCK
    OUTSTANDING (Note 11)                                                     1,817,531             1,813,792             1,853,298
                                                                           ============          ============          ============

The accompanying notes are an integral part of the financial statements.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                  Treasury         Preferred        Common           Retained
                                                   Stock            Stock           Stock            Earnings           Total
                                              --------------     ------------    ------------      ------------      -------------
Balance, December 31, 1996                     $   (825,200)     $    500,000     $  2,439,663     $ 14,596,085      $ 16,710,548

  Net income for the year                                --                --               --        3,683,709         3,683,709
  Dividends:
       Common ($.93 per share)                           --                --               --       (1,719,803)       (1,719,803)
       Preferred ($5.00 per share)                       --                --               --          (25,000)          (25,000)
  Sale of Common Stock                                   --                --          508,775               --           508,775
  Purchase of Treasury Stock                     (1,955,090)                                                           (1,955,090)
                                               ------------      ------------     ------------     ------------      ------------

Balance, December 31, 1997                     $ (2,780,290)     $    500,000     $  2,948,438     $ 16,534,991      $ 17,203,139

  Net income for the year                                --                --               --        4,042,497         4,042,497
  Dividends:
       Common ($.1.12 per share)                         --                --               --       (2,031,140)       (2,031,140)
       Preferred ($5.00 per share)                       --                --               --          (25,000)          (25,000)
  Sale of Common Stock                                   --                --          382,423               --           382,423
                                               ------------      ------------     ------------     ------------      ------------
Balance, December 31, 1998                     $ (2,780,290)     $    500,000     $  3,330,861     $ 18,521,348      $ 19,571,919

  Net income for the year                                --                --               --        5,581,616         5,581,616
  Dividends:

       Common ($1.34 per share)                          --                --               --       (2,435,573)       (2,435,573)
       Preferred ($5.00 per share)                       --                --               --          (25,000)          (25,000)
  Sale of Common Stock                                   --                --           36,746               --            36,746
                                               ------------      ------------     ------------     ------------      ------------
Balance, December 31, 1999                     $ (2,780,290)     $    500,000     $  3,367,607     $ 21,642,391      $ 22,729,708
                                               ============      ============     ============     ============      ============

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                   1999                1998                1997
                                                                                -----------         -----------         -----------
CASH FLOW FROM OPERATING ACTIVITIES:
      Net Income                                                                $ 5,581,616         $ 4,042,497         $ 3,683,709
      Adjustments to reconcile net income to net cash
       provided by operating activities:
      Depreciation and amortization                                               3,324,078           2,911,626           2,648,039
      Deferred income tax and investment tax credit                                (264,352)            (80,967)           (127,266)
      Interest charged to construction                                             (143,480)            (44,292)            (57,562)
      Income from partnership                                                    (2,337,843)         (1,085,499)           (632,244)

Change in assets and liabilities:
      (Increase) Decrease in accounts receivable                                   (306,226)            255,913            (674,646)
      (Increase) Decrease in materials and supplies                                 615,221            (464,806)            318,221
      (Increase) Decrease in prepaid expenses                                       (47,492)            (15,181)            (31,885)
      (Increase) Decrease in deferred charges                                       (44,239)             36,969              10,124
      Increase (Decrease) in accounts payable                                        95,571             869,119             150,795
      Increase (Decrease) in customers' deposits                                     (3,773)            (35,032)             15,322
      Increase (Decrease) in advance billing and payment                           (100,146)            (63,736)            (24,983)
      Increase (Decrease) in accrued expenses                                       (66,033)            (41,424)           (138,179)
      Increase (Decrease) in post retirement benefit
      obligations                                                                   401,522              30,737             (10,198)
      Increase (Decrease) in other liabilities                                       14,561               5,919              36,334
                                                                                -----------         -----------         -----------
Net cash provided by operating activities                                         6,717,985           6,321,843           5,165,581
                                                                                -----------         -----------         -----------
CASH FLOW FROM INVESTING ACTIVITIES:
      Purchase of property, plant and equipment                                  (6,449,273)         (3,828,418)         (3,350,063)
      Interest charged to construction                                              143,480              44,292              57,562
      Distribution from partnership                                               1,791,305             450,000             337,500
      Changes in other investments                                                   (8,016)             (2,668)            (15,448)
                                                                                -----------         -----------         -----------
Net cash used in investing activities                                            (4,522,504)         (3,336,794)         (2,970,449)
                                                                                -----------         -----------         -----------
CASH FLOW FROM FINANCING ACTIVITIES:
      Increase (Decrease) in Notes Payable                                          500,000          (1,200,000)            750,000
      Dividends                                                                  (2,460,573)         (2,056,140)         (1,744,803)
      Sale of Common Stock                                                           36,746             382,423             508,775
      Purchase of Treasury Stock                                                         --                  --          (1,955,090)
                                                                                -----------         -----------         -----------
Net cash provided by (used in) financing activities                              (1,923,827)         (2,873,717)         (2,441,118)
                                                                                -----------         -----------         -----------
Increase (Decrease) in cash and cash equivalents                                    271,654             111,332            (245,986)

Cash and cash equivalents at beginning of year                                      593,867             482,534             728,520
                                                                                -----------         -----------         -----------
Cash and cash equivalents at end of year                                        $   865,521         $   593,867         $   482,534
                                                                                ===========         ===========         ===========

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     Nature of Operations

     The Company is an independent telephone company providing services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll and cellular telephone service to residential and business customers, access and billing and collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and internet access.

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

     Consolidation

     The consolidated financial information includes the accounts of Warwick Valley Telephone Company and its wholly-owned subsidiaries (the "Company") after elimination of all significant intercompany transactions. Certain prior year amounts have been reclassified to conform with the 1999 financial statement presentation.

     Depreciation

     Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 7.80%, 7.51%, and 6.66%, for the years 1999, 1998 and 1997, respectively.

     Capitalization of Certain Costs and Expenses

     The Company has consistently followed the practice of capitalizing certain costs related to construction, including payroll and payroll related costs and significant costs of capital incurred during construction. The income which results from capitalizing interest during construction is not currently realized but, under the regulatory rate-making process, is recovered by revenues generated from higher depreciation expense over the life of related plant.

     Federal Income Taxes

     The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company's deferred taxes result principally from differences in depreciation methods for financial reporting and tax reporting.

     Investment tax credits have been normalized and are being amortized to income over the average life of the related telephone plant and other equipment.

     Reserve for Uncollectibles

     The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 1999 and 1998 respectively.

     Cash Flow Statement

     Cash and cash equivalents consists principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31, 1999 the amount of cash in excess of these F.D.I.C. insured limits was approximately $468,000 . The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31:

                                        1999            1998            1997
                                     ----------      ----------      ----------

     Interest                        $  612,643      $  623,902      $  615,124

     Federal income taxes             2,787,991       2,064,867       1,776,178

     Material and Supplies

     New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. As of December 31, 1999 and 1998 the Material and Supplies inventory consisted of the following:

                                                           1999          1998
                                                        ----------    ----------

     Inventory for outside plant                        $  215,710    $  461,616
     Inventory for inside plant                            567,325       869,890
     Inventory of equipment held for sale or lease         200,187       266,937
                                                        ----------    ----------
                                                        $  983,222    $1,598,443
                                                        ==========    ==========


     Retirement and/or Disposition of Property

     When depreciable property is retired, the amount at which it is carried plus the cost of removal is charged to the depreciation reserve and any salvage is credited thereto. Expenditures for maintenance and repairs are charged against income; renewals and betterments are capitalized.

     Miscellaneous Revenues

     Miscellaneous revenues consisted of the following for each of the three years in the period ended December 31:

                                            1999          1998          1997
                                        -----------   -----------   -----------

     Directory advertising revenue      $   972,738   $   941,714   $   936,787
     Rent revenue                           296,498       208,179       201,575
     Billing and collection revenue       1,096,779     1,154,150     1,138,323
     Long distance services and sales     1,884,557     1,932,111     1,691,823
     Internet services and sales          4,639,864     3,153,020     2,059,386
     Other services and sales             2,125,028     1,546,506     1,542,223
                                        -----------   -----------   -----------

                                        $11,015,464   $ 8,935,680   $ 7,570,117
                                        ===========   ===========   ===========

2.   Property, Plant and Equipment

     Plant in service, at cost, consisted of the following at December 31:

                                                          1999          1998
                                                       -----------   -----------

     Land, buildings, furniture and office equipment   $ 4,249,179   $ 4,469,180
     Vehicles and work equipment                         1,265,185     1,150,083
     Central office equipment                           19,391,013    16,920,270
     Customer premise equipment                          1,318,299     1,209,591
     Outside plant equipment                            15,909,015    14,380,676
     Other equipment                                     2,916,664     2,058,347
                                                       -----------   -----------
                                                       $45,049,355   $40,188,147
                                                       ===========   ===========

3.   Depreciation Reserve

     Depreciation reserve consisted of the following at December 31:


                                                                   1999          1998
                                                                -----------   -----------
          Buildings, furniture and office equipment             $ 2,267,264   $ 2,337,127
          Vehicles and work equipment                               798,865       727,095
          Central office equipment                                9,386,103     8,098,368
          Customer premise equipment                                728,467       715,385
          Outside plant equipment                                 4,525,404     4,038,785
          Other equipment                                         1,457,045     1,010,667
                                                                -----------   -----------
                                                                $19,163,148   $16,927,427
                                                                ===========   ===========

4.   Investments

     Investments consisted of the following at December 31:


                                                                    1999          1998
                                                                -----------   -----------
        Investment in cellular partnership                      $ 2,829,923   $ 2,282,385
        Other investments                                       $    28,378   $    20,362
                                                                -----------   -----------
                                                                $ 2,858,301   $ 2,302,747
                                                                ===========   ===========

     The partnership investment represents the Company's 7.5% interest as a limited partner in the Orange-Poughkeepsie Limited Partnership, a cellular telephone operation, which is recorded on the equity method. Other investments are recorded at cost.

     The following is a summary of financial position and results of operations of the Orange-Poughkeepsie Limited Partnership as of and for the years ending December 31, 1999 and 1998:


                                                                                      1999                1998
                                                                                   -----------         -----------
          Current assets                                                           $17,055,000         $11,056,000
          Property, plant and equipment, net                                        23,406,000          20,904,000
          Total assets                                                              40,469,000          31,971,000
          Current liabilities                                                        1,810,000           1,193,000
          Partners capital                                                          38,659,000          30,778,000
          Revenues                                                                  35,512,000          21,048,000
          Net income                                                                26,417,000          14,935,000

5.   Long-term Debt

     Long-term debt consisted of the following at December 31:

                                                                                      1999                1998
                                                                                   -----------         -----------
          First Mortgage Bonds                                                       Amount              Amount
                                                                                   -----------         -----------
            9.05% Series "I"
             (due 05/01/2000)                                                      $ 3,000,000         $ 3,000,000
            7.05% Series "J"
             (due 12/01/2003)                                                        4,000,000           4,000,000
                                                                                   -----------         -----------
                                                                                     7,000,000           7,000,000
          Less:  Current maturities
                     Of long-term debt                                               3,000,000               --
                                                                                   -----------         -----------
            Total Long-term debt                                                   $ 4,000,000         $ 7,000,000
                                                                                   ===========         ===========

     Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

     Maturities for the five years subsequent to 1999 for long-term debt outstanding as of December 31, 1999, are as follows:

                        2000      $3,000,000      2003      $4,000,000
                        2001              --      2004              --
                        2002              --



     The first mortgage bonds, Series "I" and "J" bonds, may not be redeemed prior to their maturity date.

6.   Notes Payable

     The Company has an unsecured line of credit in the amount of $2,500,000 with the Warwick Savings Bank, which expires in June, 2000. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 1999 was $1,600,000. The balances outstanding as of December 31, 1999 and 1998 were $900,000 and $400,000, respectively, bearing interest at rates of 8.0% and 6.75%, respectively.

7.   Federal Income Taxes

     The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rate of 34% to pre-tax income.


                                                      1999          1998           1997
                                                  -----------    -----------    -----------
     Operating federal income taxes:
      Current portion                             $ 1,837,842    $ 1,670,896    $ 1,404,115
                                                  -----------    -----------    -----------
      Deferrals, net of reversals:
        Depreciation                                   25,367        (17,736)       (22,352)
        Cost of removal                                (5,946)        (2,813)         2,037
       Tax savings due to TRA of 1986                      --             --        (45,494)
       Other                                         (245,042)       (19,034)       (17,764)
     Investment tax credit, net of amortization       (40,200)       (42,980)       (51,000)
                                                  -----------    -----------    -----------
                                                     (265,821)       (82,563)      (134,573)
                                                  -----------    -----------    -----------

         Operating F.I.T. expense                 $ 1,572,021    $ 1,588,333    $ 1,269,542
                                                  -----------    -----------    -----------

     Nonoperating federal income taxes            $   796,354    $   368,316    $   217,386
                                                  -----------    -----------    -----------

        Total F.I.T. expense, as reported           2,368,375      1,956,649      1,486,928

      Reversals of deferred taxes                     167,374         67,485         74,029
      Tax savings of TRA of 1986, net                      --             --         45,494
      Other                                           167,248         15,576        151,567
                                                  -----------    -----------    -----------
     FEDERAL INCOME TAX AT
       STATUTORY RATE                             $ 2,702,997    $ 2,039,710    $ 1,758,018
                                                  ===========    ===========    ===========

     The following components comprise the net deferred tax liability reported as of December 31:

                                          1999         1998         1997
                                       ----------   ----------   ----------
     Deferred tax liabilities          $2,418,263   $2,366,194   $2,405,183
     Deferred tax assets                  339,199       82,218      103,765
                                       ----------   ----------   ----------

     Net deferred tax liability        $2,079,064   $2,283,976   $2,301,418
                                       ==========   ==========   ==========


     The deferred tax liability consists principally of temporary differences due to differences in depreciation methods for financial reporting and tax reporting. The deferred tax asset consists principally of temporary differences due to the reporting of pension and deferred compensation obligations.

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

     The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:


                                                          Pension Benefits                      Postretirement Benefits
                                                  1999          1998          1997          1999          1998          1997
                                               -------------------------------------     -------------------------------------
     Service cost                              $ 267,535     $ 238,977     $ 200,862     $  71,446     $  42,117     $  43,425
     Interest cost on
      benefit obligation                         642,092       601,153       558,396       129,247        58,618        55,367
     Amortization of transition
      Obligation                                  53,263        53,263        53,263        51,496        51,496        51,496
     Amortization of prior
      service (credit) cost                       48,282        50,611        50,611       (19,964)      (21,494)      (21,494)
     Recognized net actuarial
      (gain) loss                                (35,719)      (98,490)      (62,274)       39,817       (40,835)      (83,743)
     Expected return on
      plan assets                               (705,469)     (692,142)     (594,971)      (78,071)      (61,313)      (47,605)
                                               ---------     ---------     ---------     ---------     ---------     ---------
     Net periodic (credit)
      Expense                                  $ 269,984     $ 153,372     $ 205,887     $ 193,971     $  28,589     $  (2,554)
                                               =========     =========     =========     =========     =========     =========

     The following table presents a summary of plan assets, projected benefit obligation and funded status of the plans at December 31:


                                                                 Pension Benefits                  Postretirement Benefits
                                                              1999              1998               1999               1998
                                                         ------------       ------------       ------------       ------------
     Fair value of plan assets                           $  8,966,950       $  8,739,040       $    962,257       $    875,892
      at beginning of year

     Employer contributions                                    87,934            122,634             89,372                 --

     Actual return on plan assets                           1,640,940            356,917            155,986             86,365

     Benefits paid                                           (319,566)          (251,641)           (34,052)                --
                                                         ------------       ------------       ------------       ------------
     Fair value of plan assets
      at end of year                                     $ 10,376,258       $  8,966,950       $  1,173,563       $    962,257
                                                         ------------       ------------       ------------       ------------
     Projected benefit obligation
      at beginning of year                                  9,320,457          8,385,536            831,259            795,291

     Benefits earned                                          267,535            238,977             71,446             32,891

     Interest cost on projected
      benefit obligation                                      642,092            601,153            129,247             60,490

     Actuarial (gain) loss                                 (1,457,048)           346,432            739,485            (57,413)

     Benefits paid                                           (319,566)          (251,641)           (34,052)                --
                                                         ------------       ------------       ------------       ------------
     Projected benefit obligation
      at year end                                           8,453,470          9,320,457          1,737,385            831,259
                                                         ------------       ------------       ------------       ------------
     Plan assets in excess of (less than)
      projected benefit obligation                          1,922,788           (353,507)          (563,822)           130,998

     Unrecognized actuarial (gain) loss                    (2,669,652)          (312,852)           366,784           (254,968)

     Unrecognized prior service
      (credit) cost                                           148,052            196,334           (384,819)          (404,783)

     Unrecognized net transition
       obligation                                             106,530            159,793            669,444            720,940
                                                         ------------       ------------       ------------       ------------

     Prepaid (accrued) benefit cost                     ($    492,282)     ($    310,232)      $     87,587       $    192,187
                                                         ------------       ------------       ------------       ------------

     Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:


                                                Pension Benefits                 Postretirement Benefits
                                             1999              1998              1999              1998
                                             -----------------------             ------------------------
     Discount rate                           8.00%             7.25%             8.00%             7.00%
     Expected return on plans                8.00%             8.00%             8.00%             7.00%
     Rate of compensation increase           5.50%             5.50%               --                --
     Healthcare cost trend                     --                --              9.00%            10.00%

     The health care cost trend rate was expected to decrease gradually (.5% per year) to an ultimate rate of 5% in 2007. A change in the assumed health care cost trend rate by one percentage point would change the accumulated postretirement benefit obligation as of December 31, 1999 by approximately $268,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $38,000.

     The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. In 1999 the Company made a matching contribution up to 7.0% of an eligible participant's compensation for management, clerical and traffic employees and up to 6.0% for plant employees. The Company contributed and expensed $320,795, $236,597, and $180,255 for the years ended December 31, 1999,
     1998 and 1997 respectively.

     The Company has deferred compensation agreements in place for certain officers which become effective upon retirement. The non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with a balance of $189,950 as of December 31, 1999.

9.   Related Party Transactions

     The Company expended approximately $225,031, $221,880 and $170,731 during 1999, 1998 and 1997, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

10.  Nonoperating Income and Expenses

          Nonoperating income (expense) for the years ended December 31, are as follows:


                                                                       1999                1998                1997
                                                                   -----------         -----------         -----------
     Interest charged to construction                              $   143,480         $    44,292         $    57,562
     Interest income                                                    17,330              22,401              16,009
     Income from cellular partnership                                1,937,538           1,085,499             632,245
     Non recurring gain on sale of partnership assets                  401,305                  --                  --
     Other nonoperating income (expense)                                 3,338             (13,741)              6,652
     Nonoperating federal income taxes                                (796,354)           (368,316)           (217,386)
                                                                   -----------         -----------         -----------

                                                                   $ 1,706,637         $   770,135         $   495,082
                                                                   ===========         ===========         ===========

11.  Common Stock

     Earnings per share are based on the weighted average number of shares outstanding of 1,817,531, 1,813,792, and 1,853,298 for the years ended December 31, 1999, 1998 and 1997, respectively. In November 1997, the Board of Directors approved a 3-for-1 stock split, increasing the number of shares authorized to 2,160,000 and the number issued to 1,974,168. The split was approved by the New York State Public Service Commission ("NYSPSC") and the New Jersey Board of Public Utilities ("NJBPU"). All references in the accompanying financial statements to the number of shares and per-share amounts have been restated to reflect the stock split.

     The following schedule summarizes the changes in the number of shares issued of capital stock for the year ended December 31, 1999:

                                        Treasury     Preferred        Common
                                          Stock        Stock          Stock
                                        --------     ----------     ---------
     Balance, January 1, 1999            173,352       5,000        1,990,626
     Additional shares issued                 --          --              836
     Shares redeemed                          --          --               --
                                         -------       -----        ---------
     Balance, December 31, 1999          173,352       5,000        1,991,462
                                         =======       =====        =========

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

14.  Commitments

     The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. Due to recent changes in the structure of these pools, the Company's responsibility is to contribute certain fixed amounts during a transition period, after which time the amounts may change. The Company's contribution to the New York State Access Settlement Pool was $222,052 for 1999 and is expected to be $191,000 for 2000. In October of 1998 the New York State Public Service Commission implemented the Targeted Accessibility Fund (TAF) of New York to provide support of universal service in rural, high costs areas of the state. The amount the Company contributed to TAF for 1999 was $16,287 and the expected contribution for 2000 is approximately $27,000. The Company also contributes to the Universal Service Administration Co. (USAC). For 1999 the Company's contribution to USAC was $78,343 and for 2000 it will be approximately $87,100. Quarterly updates modify the amounts contributed. The amounts paid to these pools are considered part of the cost of providing access service to interexchange carriers and are included in the rates charged to them.

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

16.  Business Segments

     The Company reports segmented information according to Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. The Company's segments consist of a local telephone operation and an internet access provider. The telephone operation offers local, long distance and cellular telephone service to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey, as well as providing access services to interexchange carriers and the selling and leasing of equipment. Hometown Online, Inc. ("Online"), the internet access segment offers connectivity to the Internet as well as local and regional information services to personal computer users. Service is offered within the Company's service area as well as in New York, New Jersey and Pennsylvania.

     The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The Company evaluates performance of the segments based on segment operating income. The Company accounts for intersegment sales at current market prices or in accordance with regulatory requirements.

      The following information summarizes the Company's business segments for the years 1999, 1998 and 1997:


                                                                            1999

                                                                                 Intercompany         Consolidated

     Revenues from:                       Telephone           Internet           Elimination             Total
                                         -----------        -----------         --------------        -----------
      Unaffiliated  customers            $18,510,353        $ 4,639,864         $           --        $23,150,217

      Intersegment  revenues                 371,356                 --               (371,356)                --
                                         -----------        -----------         --------------        -----------

       Total revenues                     18,881,709          4,639,864               (371,356)        23,150,217
                                         -----------        -----------         --------------        -----------

      Operating expenses                  11,486,615          2,652,255               (371,356)        13,767,514

      Depreciation                         2,695,124            616,286                     --          3,311,410

      Federal income taxes                 1,103,037            468,984                     --          1,572,021

     Other income  (expenses)              1,074,302              8,042                     --          1,082,344
                                         -----------        -----------         --------------        -----------
     Net income                          $ 4,671,235        $   910,381         $           --        $ 5,581,616
                                         ===========        ===========         ==============        ===========

     Assets                              $34,638,100        $ 2,338,430         $           --        $36,976,530

     Capital expenditures                $ 5,412,642        $ 1,036,631         $           --        $ 6,449,273


                                                                            1998
                                                                                 Intercompany         Consolidated
     Revenues from:                       Telephone           Internet           Elimination             Total
                                         -----------        -----------         --------------        -----------
      Unaffiliated  customers            $18,164,771        $ 3,153,020         $           --        $21,317,791

      Intersegment  revenues                  78,356                 --                (78,356)                --
                                         -----------        -----------         --------------        -----------

      Total revenues                      18,243,127          3,153,020                (78,356)        21,317,791
                                         -----------        -----------         --------------        -----------

      Operating expenses                  11,188,595          1,813,073                (78,356)        12,923,312

      Depreciation                         2,477,980            420,979                     --          2,898,959

      Federal income taxes                 1,274,431            313,902                     --          1,588,333

     Other income  (expenses)                131,037              4,273                     --            135,310

                                         -----------        -----------         --------------        -----------
     Net income                          $ 3,433,158        $   609,339         $           --        $ 4,042,497
                                         ===========        ===========         ==============        ===========

     Assets                              $32,499,044        $ 1,650,052         $     (907,704)       $33,241,392

     Capital expenditures                $ 3,059,117        $   769,301         $           --        $ 3,828,418


                                                                             1997
                                                                                             Intercompany         Consolidated
                                                     Telephone             Internet          Elimination             Total
                                                   --------------        ------------       -------------         -----------
     Revenues from:

     Unaffiliated  customers                        $ 17,691,021         $  2,059,386        $         --         $ 19,750,407

     Intersegment  revenues                               51,178                   --             (51,178)                  --
                                                    ------------         ------------        ------------         ------------
     Total revenues                                   17,742,199            2,059,386             (51,178)          19,750,407
                                                    ------------         ------------        ------------         ------------

     Operating expenses                               10,728,456            1,351,524             (51,178)          12,028,802

     Depreciation                                      2,316,518              318,853                  --            2,635,371

     Federal income taxes                              1,137,279              132,263                  --            1,269,542

     Other income (expenses)                            (132,985)                  --                  --              (132,985)
                                                    ------------         ------------        ------------         ------------
     Net income                                     $  3,426,961         $    256,746        $         --         $  3,683,707
                                                    ============         ============        ============         ============

     Assets                                         $ 31,440,173         $  1,256,467        $ (1,308,644)        $ 31,387,996

     Capital expenditures                           $  2,874,681         $    475,382                  --         $  3,350,063

Report of Independent Certified Public Accounts

                                                                February 3, 2000

To the Board of Directors
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Bush & Germain, P.C.
------------------------
Bush & Germain, P.C.
Syracuse, New York

                         BOARD OF DIRECTORS AND OFFICERS


          [PHOTO]                              [PHOTO]                             [PHOTO]                    [PHOTO]

     Howard Conklin, Jr.               Henry L. Nielsen, Jr.                   Fred M. Knipp             Philip S. Demarest
     Chairman of the Board             Vice Chairman of the Board of           Board Director,           Board Director,
     of the Company                    the Company, President, Nielsen         Retired, Former           Retired, Former
                                       Construction Co., Inc.,                 President & C.E.O.        Vice President,
                                       Warwick, N.Y.                           of the Company            Secretary & Treasurer of
                                                                                                         the Company

          [PHOTO]                              [PHOTO]                             [PHOTO]                    [PHOTO]

     Wisner H. Buckbee                 Joesph E. DeLuca, M.D.                  Corinna S. Lewis          Robert J. DeValentino
     Board Director,                   Board Director,                         Board Director,           Board Director,
     President, Wisner Farms, Inc.     Physician, Vernon Urgent Care           Retired Public            Executive Director Horton
     Warwick, N.Y.                     Center, Vernon, N.J.                    Relations                 Healthcare Foundation,
                                                                               Consultant                Middletown, N.Y.

          [PHOTO]                              [PHOTO]                             [PHOTO]                    [PHOTO]

     Herbert Gareiss, Jr.              M. Lynn Pike                            Larry Drake               Brenda A. Schadt
     Board Director,                   President and C.E.O.                    Vice President of         Vice President of
     Vice President of                 of the Company                          the Company               the Company
     the Company

          [PHOTO]                              [PHOTO]                             [PHOTO]                    [PHOTO]

     Barbara Barber                    Colleen Shannon                         Bonnie Jackowitz          Robert A. Sieczek
     Secretary of                      Assistant Secretary                     Assistant Secretary       Treasurer of
     the Company                       of the Company                          of the Company            the Company

          [PHOTO]

     Dorinda M. Masker
     Assistant Treasurer
     of the Company


PERFORMANCE HIGHLIGHTS


     For years ended or at December 31,                 1999            1998          1997             1996            1995

     Selected Financial Data

     Total revenues                                $ 23,185,929    $ 21,362,100    $ 19,796,696    $ 17,874,115    $ 14,969,872

     Telephone operating revenues                    17,240,321      16,189,377      15,590,455      15,161,873      13,315,940


     Total expenses                                  15,622,395      14,409,432      13,395,700      12,406,564      11,022,037


     Telephone operating expenses                    12,098,691      11,079,344      10,081,196       9,761,435       8,217,733


     Net income                                       5,581,616       4,042,497       3,683,709       3,095,481       2,153,372


     Total assets                                    36,976,530      33,241,392      31,387,996      30,243,580      29,418,023


     Current assets                                   6,265,507       6,255,355       5,919,948       5,777,625       5,975,482


     Current liabilities                              7,198,313       3,758,134       4,502,782       3,723,691       4,720,240


     Long-term obligations                            4,000,000       7,000,000       7,000,000       7,000,000       7,000,000


     Percentage of debt to
        total capital                                      25.8            27.4            33.3           31.96           36.07

     Shareholders' equity                            22,729,708      19,571,919      17,203,139      16,710,548      14,744,212


     Common Stock Data

     Income applicable to

        common stock                                  5,556,616       4,017,497       3,658,709       3,070,481       2,128,372

     Income per share*
                                                           3.06            2.21            1.97            1.65            1.15

     Book value*
                                                          12.23           10.51            9.01            8.69            7.69

     Cash dividends per
        common share*
                                                           1.34            1.12            0.93            0.65            0.58
     Shareholders of record

                                                            655             648             616             612             607
     Shares outstanding*                              1,817,531       1,813,792       1,853,298       1,865,091       1,852,752

     General

     Access lines in service
                                                         28,935          26,786          25,154          23,719          22,132

     Carrier access minutes                         174,174,099     151,797,771     138,984,054     150,708,737     134,534,480

* Adjusted for 3-for-1 common stock split in 1997.

CONCERNNG THE COMPANY'S COMMON STOCK

     On April 28, 1998 Warwick Valley Telephone Company's common stock began trading on the NASDAQ National Market under the symbol WWVY. Private sales are also made by holders of the Company's common stock from time to time. At March1, 2000 there were 655 holders of the Company's common stock.

     The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1998, the Company paid a dividend on its common stock of $1.12 per share. In 1999, the common stock dividend was $1.34 per share.

     The NASDAQ high and low bid prices for the Company's common stock for the second, third and fourth quarters of 1998 and the first, second, third and fourth quarters of 1999 were as follows:


                       PRICE OF THE COMPANY'S COMMON STOCK                       PRICE OF THE COMPANY'S COMMON STOCK
                                  QUARTER ENDED                                              QUARTER ENDED
                March 31,     June 30,  September 30, December 31,              June 30,   September 30, December 31,
                  1999         1999          1999         1999                    1998         1998         1998
-----------------------------------------------------------------------------------------------------------------------
     High        $ 46.75      $ 45.00      $ 45.00      $ 47.00         High    $ 43.50      $ 40.00       $ 42.25
-----------------------------------------------------------------------------------------------------------------------
     Low         $ 36.50      $ 38.75      $ 39.75      $ 42.00          Low    $ 37.25      $36.125       $ 36.50
-----------------------------------------------------------------------------------------------------------------------