Form 10-K405, Exhibit 13
period 2000-12-31
WARWICK VALLEY TELEPHONE CO
filed 2001-04-02
CIK 104777

                                                                      Exhibit 13

                                    TABLE OF
                                    CONTENTS

                                    Highlights                                1

                                    President's Summary                       2

                                    Message from the Chairman                 5

                                    Management's Discussion                   6

                                    Consolidated Balance Sheet                8

                                    Consolidated Statement
                                    Of Income                                 9

                                    Consolidated Statement of
                                    Stockholders' Equity                     10

                                    Consolidated Statement of
                                    Cash Flows                               11

                                    Notes to
                                    Financial Statements                     12

                                    Report of Independent
                                    Certified Public Accountants             22

                                    Concerning the Company's
                                    Common Stock                             23

                                    Board of Directors and
                                    Officers                                 24

                                    Performance Highlights                   25
 (WVT
  Logo)

HIGHLIGHTS

                                                   2000                1999

Total Revenues                                   $26,691,398         $23,185,929


Net Income                                       $ 7,017,499         $ 5,581,616

Earnings per Share                               $      3.88         $      3.06

Book Value                                       $     14.29         $     12.23


Cash Dividend per
 Common Share                                    $      1.56         $      1.34

Access Lines in Service                               30,601              28,935


Cellular Subscribers                                     478                 719

Online Subscribers                                    24,379              21,535


WVLD Subscribers                                      11,253               9,642




WHERE THE DOLLAR COMES FROM                             WHERE THE DOLLAR GOES

LONG DISTANCE ACCESS -                                  - WAGES & BENEFITS

                               (graph     (graph
LOCAL SERVICE -                 goes        goes        -  COST OF GOODS SOLD
                                                        - OTHER OPERATING EXPENSES
WV LONG DISTANCE -
                                here)       here)       - TAXES
CELLULAR -

                                                        - DEPRECIATION
WARWICK ONLINE -
                                                        - DIVIDENDS

                                                        - RETAINED EARNINGS
OTHER REVENUES -

        PRESIDENT'S SUMMARY

        PHOTO Just as 2000 was a transitional year from the old millennium to the new, so was it a transitional year for Warwick Valley Telephone Company. The year began with my installation as its 6th President and ended with the name change from Warwick Valley Telephone Company to WVT Communications, a name that
        GOES realistically states who we are and what we do. In between these two milestones the year was packed with many exciting events. It was also a very successful year financially.

                           CORE BUSINESSES
        HERE
                           Significantly, our traditional core businesses (local telephone service, Warwick Valley Long Distances
                           (WVLD) and Network Access Services) continued to prosper in 2000. The access line base grew from 29,000 to 31,000, a 6.9% growth rate. WVLD, the most popular choice for long distance service among WVT customers, gained 1,600 customers growing from 9,700 to 11,300. Revenues from Network Access Services increased by $1,000,000 over 1999, a 15% growth rate.

        Warwick Online, our Internet subsidiary, realized a significant 15% growth, adding 2,800 dial-up customers and 500 DSL (Digital Subscriber
        Line) customers, while increasing net income 41% to $1.3 million. DSL (a broadband service that provides 10 to 20 times more capacity than 56k dial-up modem service) was deployed throughout our regulated service territory and selected areas in Middltown, NY during 2000. This deployment will enable WVT to retain bandwidth-hungry dial-up customers and to gain new ones who might otherwise choose the competition.

        RECENTLY ESTABLISHED VENTURES

        In 1999 Warwick Valley Telephone Company launched two new ventures, the Middletown, NY CLEC (Competitive Local Exchange Carrier) and the directory "takeback". To date, both efforts have proven to be successful.

        WVT's CLEC operation in Middletown, NY increased revenue from $682,000 to $2.4 million. The CLEC contributed $1.9 million in net revenues. Late in 2000, favorable rulings by state regulators allowed us to begin more aggressive customer acquisition, and we ended the year with 800 access lines, an increase of almost 600. Revenue from the provision of port connections to Internet Service Providers continues to be an important aspect of the Middletown CLEC. Our 2001 Strategic Plan calls for continued expansion of the Middletown operations and the launch of CLEC operations in the Vernon, NJ area.

        The decision to publish the WVT directory in-house has proven to be a good one. Under company control, the quality of the directory is much higher. Directory advertising sales produced $1 million in gross revenues and contributed $500,000 in net revenues. The directory management team introduced electronic Yellow Pages during the 2000-2001 sales campaign. Projections are that the 2001 directory will produce even better results.

        OPERATING RESULTS

        Strong company growth requires that we must also grow our resources. In 2000 operating expenditures increased by 11% and 2 employees were added to bring the total to 135.

        Financial results remained strong in 2000. Revenues increased by 15.1% and earnings increased 26.8% over 1999. Shareholder dividends increased 15.2% annually to $1.56 per share.

               (WVT LOGO)


 STRATEGIC INVESTMENTS                               WVT COMMUNICATIONS SERVICE
                                                               AREA
 During 2000 the WVT management team
 recommended and the Board of Directors                       (MAP
 approved investments in two strategic
 partnerships, one with a broadband provider                   GOES
 and the other a provider of PCS wireless
 telephone service. Both of these ventures, I                  HERE)
 believe, will enable the company to provide a full array of services and develop new revenue streams to insure continued financial success in the face of competition.

       (HUDSON VALLEY DATANET
                LOGO)


 The first of these investments was a 9%
 ownership position in Hudson Valley DataNet,      FIBER OPTIC NETWORK AREA
 L.L.C., (HVDN). This new company provides
 broadband services over fiber optic cable to
 secondary and tertiary markets in the lower                 (MAP
 Hudson Valley. Partnership with HVDN makes
 it possible for WVT to obtain reasonably
 priced bandwidth with self-healing fault                     GOES
 capability for our use and for resale to
 other customers in our markets. The HVDN                     HERE)
 fiber facility became operational in
 February 2001.

          (TELISPIRE PCS LOGO)


 WVT also became a founding investor in
 ZefCom, L.L.C., a consortium of independent telephone companies that will resell Sprint
 PCS nationally under the private label
 "Telispire PCS." WVT Communications will also be able to resell locally under its own brand name. WVT Communications holds a 19.5% interest in ZefCom.

        BOARD CHANGES

        Regretfully, Mr. Howard Conklin, Jr. announced his decision to relinquish his position as Chairman of the Board in December. Mr. Conklin, who gave the company over 12 years of dedicated service as chairman, will remain a director. Thank you, Mr. Conklin. Mr. Wisner Buckbee, who has served 8 years as a director, was elected to replace Mr. Conklin.

        WHERE WE GO FROM HERE

        In 2000 the WVT Communications management team developed a Strategic Plan and five specific action plans, which is our road map for the future. Our aim is to upgrade our infrastructure so that it will support competitive state-of-the-art services that include video over copper plant. This will enable WVT Communications to control the "last mile" of facilities to our customers. The company will be uniquely positioned to offer a bundle of voice, data, video and wireless products with the convenience of a single bill.

        This mix of products, coupled with our reputation for quality customer service and the efforts of our capable workforce, is a surefire formula which will enable WVT Communications to continue to be the premier communications services provider in its chosen markets. It's also a formula that will provide future rewards for the customers, employees and shareholders of WVT Communications.

         BOOK VALUE            ONLINE SUBCRIBERS          /s/ M. Lynn Pike
           (graph                  (graph                 M. Lynn Pike
                                                          President and C.E.O.
             goes                    goes

             here)                   here)






        INCOME PER SHARE       ACCESS LINES            DIVIDENDS PER SHARE

             (graph                (graph                       (graph

              goes                  goes                         goes

              here)                 here)                        here)

        FROM THE CHAIRMAN

        OF THE BOARD

        President Pike and his management team have made the Year 2000 again a year of profitable growth and expansion. They continue to identify areas in our industry that we can use for future profitability to benefit shareholders.

        Your Board of Directors works closely with management to provide the necessary capital resources that are needed for growth and to supply the services that our customers demand.

        With our well trained employees, capable management and ongoing shareholder support, your Board expects a very bright future as we approach our 100th year of operation at WVT Communications.

                                                      /s/ Wisner H. Buckbee
                                                      Wisner H. Buckbee
                                                      Chairman

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS - 2000 VS. 1999

The Company's net income from all sources increased $1,435,883 (or 25.7%) to $7,017,499 for the twelve-month period ended December 31, 2000, as compared to the same period in 1999.

Operating revenues increased $3,505,469 (or 15.1%) to $26,691,398 for the year ended December 31, 2000, as compared to $23,185,929 for 1999, primarily as a result of an increase of $1,368,927 (or 407.5%) for reciprocal compensation for the Company's Competitive Local Exchange Carrier (CLEC) in Middletown and a $1,329,443 (or 28.7%) increase in Online revenues. Reciprocal compensation began in June of 1999. In August of 2000 the reciprocal compensation rate was increased by the New York State Public Service Commission with payments retroactive to November of 1999. The increase in Online revenues is due to customer growth and the Company continually offering customers new services. Network Access Service revenues increased $529,154 (or 6.1%) primarily due to the sale of dedicated trunks. Local service revenues increased $422,061 (or 11.9%) as a result of a continuous increase in access lines and increased use of newly marketed services.

Operating expenses increased $1,711,324 (or 11.0%) to $17,333,719 for the year ended December 31, 2000, as compared to $15,622,395 for the previous year. An increase in wages and benefits of $725,281 (or 11.2%) and an increase in both telecommunication and internet facilities of $651,650 (or 46.8%) were the main factors in the increase.

Nonoperating income increased to $2,296,910 in 2000 from $1,706,638 in 1999. This increase resulted from an increase in income of Bell Atlantic Orange County/Poughkeepsie Limited Partnership, a cellular partnership in which the Company has a 7.5% interest, which earned $3,255,217 in 2000 compared to $1,937,538 in 1999.

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

Operating expenses increased $1,212,963 (or 8.4%) to $15,622,395 for the year ended December 31, 1999, as compared to $14,409,432 for the previous year. An increase in wages and benefits of $770,267 (or 10.9%), an increase in internet facilities of $209,343 (or 25.0%) and an increase in depreciation expense of $412,453 (or 14.2%) were the main factors in the increase.

Nonoperating income increased to $1,706,637 in 1999 from $770,135 in 1998. This increase resulted from an increase in income of Bell Atlantic Orange County/Poughkeepsie Limited Partnership, a cellular partnership in which the Company has a 7.5% interest, which earned $1,937,538 in 1999 compared to $1,085,499 in 1998 and the gain on partnership assets amounting to $401,305 during 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 2000 with working capital of ($1,527,719) as compared to ($932,806) at December 31, 1999. This difference was largely due to the refinancing of the Company's $3,000,000 Series I bond due May 1, 2000 to a notes payable with the Bank of New York. The Company`s capital expenditures for 2000 were $5,068,161 compared to $6,449,273 in 1999 and were primarily financed by internally generated funds.

Bell Atlantic Orange County/Poughkeepsie Limited Partnership is licensed to operate as the wire-line licensee in both Orange and Dutchess Counties, New York. The Company received distributions from the Partnership amounting to $2,625,000 for 2000 and $1,791,305 for 1999. It is expected that these distributions from the Partnership will continue in the near future.

On July 28, 2000 the Company purchased an 8.9% ownership interest in Hudson Valley DataNet ("HVDN"), L.L.C., for $1,000,000. HVDN is a competitive telecommunications company that will offer high-speed bandwidth throughout the region.

The Company purchased a 19.5% interest in Zefcom, L.L.C., a licensed reseller of wireless services, during 2000. In addition to the initial capital contribution of $1,000,000, the Company has a commitment to contribute another $500,000 to Zefcom, L.L.C. in the form of a promissory note payable on demand.

SEGMENTED OPERATIONS

In 1998 the Company began business segment reporting to reflect the predominance of its two major operating segments, telephone operations and internet service provider. The Company currently reports its operating results in two segments:
Warwick Valley Telephone and Warwick Online. Each of the Company's segment results is reviewed below.

The telephone operations revenue increase of $2,422,012 (or 12.4%) for the year ended December 31, 2000 as compared to $964,496 (or 5.2%) for 1999 was due to reciprocal compensation for the Company's CLEC in Middletown, New York and an increase in customer growth. Internet revenues increased $1,329,443 (or 28.7%) for the year ended December 31, 2000 as compared to $1,486,844 (or 47.2%) for 1999 largely due to a continuous increase in customer growth and new services.

The telephone operations expenses increased $1,952,526 (or 12.3%) for the year ended December 31, 2000 as compared to $669,684 (or 4.4%) for 1999 due to normal increases in expenses. Internet expenses increased $957,605 (or 25.6%) for the year ended December 31, 2000 as compared to $1,189,571 (or 46.7%) for 1999 largely due to an increase in wages and benefits.

Comparative financial information regarding the operation of the Company's two business segments for the period from 1998 through 2000 can be found in Note 16 of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

ASSETS                                                                    2000           1999
------                                                                 -----------   -----------
CURRENT ASSETS:
  Cash                                                                 $   738,495   $   865,521
  Accounts receivable -net of reserve for
    uncollectibles                                                       4,090,401     4,015,673
  Materials and supplies                                                 1,665,679       983,222
  Prepaid expenses                                                         487,805       401,090
                                                                       -----------   -----------
                                                                         6,982,380     6,265,506
                                                                       -----------   -----------

NONCURRENT ASSETS:
  Unamortized debt issuance expense                                         15,630        23,374
  Other deferred charges                                                    93,613       224,845
  Investments (Note 4)                                                   5,488,603     2,858,301
                                                                       -----------   -----------
                                                                         5,597,846     3,106,520
                                                                       -----------   -----------

PROPERTY, PLANT & EQUIPMENT:  (Notes 1, 2 and 5)
  Plant in service                                                      49,338,440    45,049,356
  Plant under construction                                               2,454,882     1,718,296
                                                                       -----------   -----------
                                                                        51,793,322    46,767,652
     Less:  Depreciation reserve (Notes 1 and 3)                        22,360,624    19,163,148
                                                                       -----------   -----------

                                                                        29,432,698    27,604,504
                                                                       -----------   -----------

     TOTAL ASSETS                                                      $42,012,924   $36,976,530
                                                                       ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Current maturities of long term debt                                 $         0   $ 3,000,000
  Notes payable (Note 6)                                                 4,950,000       900,000
  Accounts payable                                                       2,799,229     2,716,428
  Advance billing and payments                                             193,862             0
  Customer deposits                                                        130,990       129,660
  Accrued taxes                                                             26,432        22,168
  Accrued interest                                                          28,563        73,067
  Other accrued liabilities                                                381,023       356,990
                                                                       -----------   -----------
                                                                         8,510,099     7,198,313
                                                                       -----------   -----------

LONG-TERM LIABILITIES & DEFERRED CREDITS: (Notes 1, 5 ,7 and 8)
  Long-term debt                                                         4,000,000     4,000,000
  Accumulated deferred federal income taxes                              2,207,871     2,079,063
  Unamortized investment tax credits                                        81,047       118,247
  Other deferred credits                                                    47,218        65,040
  Post retirement benefit obligations                                      772,756       786,159
                                                                       -----------   -----------
                                                                         7,108,892     7,048,509
                                                                       -----------   -----------

STOCKHOLDERS' EQUITY:  (Notes 5, 11, 12 and 13)
  Preferred stock - 5% cumulative; $100 par value;
    Authorized 7,500 shares;
    Issued and outstanding 5,000 shares                                    500,000       500,000
  Common stock - no par value;
    Authorized shares: 2,160,000
    Issued 1,993,593 shares for 2000 and 1,991,462 shares for 1999       3,450,465     3,367,607
  Retained earnings                                                     25,828,268    21,642,391
                                                                       -----------   -----------
                                                                        29,778,733    25,509,998
    Less:  Treasury stock at cost, 190,497 shares
            for 2000 and 173,352 for 1999                                3,384,800     2,780,290
                                                                       -----------   -----------

                                                                        26,393,933    22,729,708
                                                                       -----------   -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $42,012,924   $36,976,530
                                                                       ===========   ===========

Please see the accompanying notes, which are an integral part of the financial statements.

                        CONSOLIDATED STATEMENT OF INCOME

        FOR THE YEARS ENDED DECEMBER 31,

                                                   2000            1999             1998
                                                ------------    ------------    ------------

OPERATING REVENUES:
   Local network service                        $  3,968,037    $  3,545,976    $  2,967,644
   Network access and long distance
     network service                               9,153,643       8,624,489       9,458,776
   Other services and sales (Note 1)              13,569,718      11,015,464       8,935,680
                                                ------------    ------------    ------------
                                                  26,691,398      23,185,929      21,362,100
   Less: Provision for uncollectibles                (40,274)        (35,712)        (44,309)
                                                ------------    ------------    ------------
    Total operating revenues                      26,651,124      23,150,217      21,317,791
                                                ------------    ------------    ------------

OPERATING EXPENSES:
   Plant specific                                  3,195,789       2,670,835       2,347,814
   Plant non-specific:
     Depreciation                                  3,239,967       3,311,411       2,898,958
     Other                                         1,506,607       1,330,865       1,237,270
   Customer operations                             4,279,191       4,122,826       3,759,920
   Corporate operations                            3,051,221       2,414,961       2,181,653
   Cost of services and sales                      2,060,944       1,771,497       1,983,817
                                                ------------    ------------    ------------
    Total operating expenses                      17,333,719      15,622,395      14,409,432
                                                ------------    ------------    ------------

OPERATING TAXES:
   Federal income taxes (Note 7)                   2,304,094       1,572,021       1,588,333
   Property, revenue and payroll                   1,672,715       1,456,530       1,412,839
                                                ------------    ------------    ------------
     Total operating taxes                         3,976,809       3,028,551       3,001,172
                                                ------------    ------------    ------------
     Operating income                              5,340,596       4,499,271       3,907,187

NONOPERATING INCOME (EXPENSES)-NET: (Note 10)      2,296,910       1,706,638         770,135
                                                ------------    ------------    ------------
     Income available for fixed charges            7,637,506       6,205,909       4,677,322
                                                ------------    ------------    ------------

FIXED CHARGES:
   Interest on funded debt                           372,500         553,500         553,500
   Other interest charges                            239,763          58,125          68,657
   Amortization                                        7,744          12,668          12,668
                                                ------------    ------------    ------------
     Total fixed charges                             620,007         624,293         634,825
                                                ------------    ------------    ------------
     NET INCOME                                    7,017,499       5,581,616       4,042,497
PREFERRED DIVIDENDS                                   25,000          25,000          25,000
                                                ------------    ------------    ------------
  INCOME APPLICABLE TO COMMON STOCK             $  6,992,499    $  5,556,616    $  4,017,497
                                                ============    ============    ============
   NET INCOME PER AVERAGE SHARE OF
    OUTSTANDING COMMON STOCK (NOTE 11)          $       3.88    $       3.06    $       2.21
                                                ============    ============    ============
  AVERAGE SHARES OF COMMON STOCK
    OUTSTANDING (Note 11)                          1,811,653       1,817,531       1,813,792
                                                ============    ============    ============

Please see the accompanying notes, which are an integral part of the financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                        TREASURY         PREFERRED     COMMON       RETAINED
                                         STOCK            STOCK         STOCK       EARNINGS          TOTAL
                                     ------------    ------------   ------------   ------------    ------------

Balance, December 31, 1997           ($ 2,780,290)   $    500,000   $  2,948,438   $ 16,534,991    $ 17,203,139

  Net income for the year                    --              --             --        4,042,497       4,042,497

  Dividends:
       Common ($1.12 per share)              --              --             --       (2,031,140)     (2,031,140)
       Preferred ($5.00 per share)           --              --             --          (25,000)        (25,000)
  Sale of Common Stock                       --              --          382,423           --           382,423
                                     ------------    ------------   ------------   ------------    ------------
Balance, December 31, 1998           ($ 2,780,290)   $    500,000   $  3,330,861   $ 18,521,348    $ 19,571,919

  Net income for the year                    --              --             --        5,581,615       5,581,615
  Dividends:
       Common ($.1.34 per share)             --              --             --       (2,435,571)     (2,435,571)
       Preferred ($5.00 per share)           --              --             --          (25,000)        (25,000)
 Sale of Common Stock                        --              --           36,746           --            36,746
                                     ------------    ------------   ------------   ------------    ------------
Balance, December 31, 1999           ($ 2,780,290)   $    500,000   $  3,367,607   $ 21,642,391    $ 22,729,709

  Net income for the year                    --              --             --        7,017,499       7,017,499
  Dividends:
       Common ($1.56 per share)              --              --             --       (2,806,623)     (2,806,623)
       Preferred ($5.00 per share)           --              --             --          (25,000)        (25,000)
  Sale of Common Stock                       --              --           82,858           --            82,858
  Purchase of Treasury Stock             (604,510)           --             --             --          (604,510)
                                     ------------    ------------   ------------   ------------    ------------
Balance, December 31, 2000           ($ 3,384,800)   $    500,000   $  3,450,465   $ 25,828,268    $ 26,393,933
                                     ============    ============   ============   ============    ============




Please see the accompanying notes, which are an integral part of the financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               2000          1999          1998
                                                           -----------    -----------    -----------

CASH FLOW FROM OPERATING ACTIVITIES:
      Net Income                                           $ 7,017,499    $ 5,581,616    $ 4,042,497
      Adjustments to reconcile net income to net cash
       Provided by operating activities:
        Depreciation and amortization                        3,247,711      3,324,078      2,911,626
        Deferred income tax and investment tax credit           73,786       (264,352)       (80,967)
        Interest charged to construction                       (84,746)      (143,480)       (44,292)
        Income from partnership                             (3,255,217)    (2,338,843)    (1,085,499)

Change in assets and liabilities:
      (Increase) Decrease in accounts receivable               (74,728)      (306,226)       255,913
      (Increase) Decrease in materials and supplies           (682,457)       615,221       (464,806)
      (Increase) Decrease in prepaid expenses                  (86,715)       (47,492)       (15,181)
      (Increase) Decrease in deferred charges                  131,232        (44,239)        36,969
      Increase (Decrease) in accounts payable                   82,801         95,571        869,119
      Increase (Decrease) in customers' deposits                 1,330         (3,773)       (35,032)
      Increase (Decrease) in advance billing and payment       193,862       (100,146)       (63,736)
      Increase (Decrease) in accrued expenses                  (40,240)       (66,033)       (41,424)
      Increase (Decrease) in post retirement benefit
        obligations                                            (13,403)       401,522         30,737
      Increase (Decrease) in other liabilities                  24,033         14,561          5,919
                                                           -----------    -----------    -----------
Net cash provided by operating activities                    6,534,748      6,717,985      6,321,843
                                                           -----------    -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES:
      Purchase of property, plant and equipment             (5,068,161)    (6,449,273)    (3,828,418)
      Interest charged to construction                          84,746        143,480         44,292
      Distribution from partnership                          2,625,000      1,791,305        450,000
      Changes in other investments                          (2,000,084)        (8,016)        (2,668)
                                                           -----------    -----------    -----------
Net cash used in investing activities                       (4,358,499)    (4,522,504)    (3,336,794)
                                                           -----------    -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES:
      Increase (Decrease) in notes payable                   4,050,000        500,000     (1,200,000)
      Repayment of long-term debt                           (3,000,000)          --             --
      Dividends                                             (2,831,623)    (2,460,573)    (2,056,140)
      Sale of common stock                                      82,858         36,746        382,423
      Purchase of treasury stock                              (604,510)          --             --
                                                           -----------    -----------    -----------
Net cash provided by (used in) financing activities         (2,303,275)    (1,923,827)    (2,873,717)
                                                           -----------    -----------    -----------

Increase (Decrease) in cash and cash equivalents              (127,026)       271,654        111,332

Cash and cash equivalents at beginning of year                 865,521        593,867        482,535
                                                           -----------    -----------    -----------

Cash and cash equivalents at end of year                   $   738,495    $   865,521    $   593,867
                                                           ===========    ===========    ===========


Please see the accompanying notes, which are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     The Company provides communications services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll and cellular telephone service to residential and business customers, access and billing and collection services to interexchange carriers, the sale and leasing of telecommunications equipment, paging and internet access.

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

     CONSOLIDATION

     The consolidated financial information includes the accounts of Warwick Valley Telephone Company and its wholly-owned subsidiaries (the "Company") after elimination of all significant intercompany transactions. Certain prior year amounts have been reclassified to conform with the 2000 financial statement presentation.

     DEPRECIATION

     Depreciation is based on the cost of depreciable plant in service and is calculated on the straight-line method using estimated service lives of the various classes of telephone plant. Depreciation as a percent of average depreciable telephone plant was 6.86%, 7.80%, and 7.51%, for the years 2000, 1999 and 1998, respectively.

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

     ADVERTISING COSTS

     Advertising costs are expensed as incurred.

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

     RESERVE FOR UNCOLLECTIBLES

     The Company uses the reserve method to record uncollectible accounts. The reserve for uncollectibles was $65,155 as of December 31, 2000 and 1999, respectively.

     CASH FLOW STATEMENT

     Cash and cash equivalents consists principally of demand deposits and are in accounts which are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000 at each financial institution. As of December 31, 2000 the amount of cash in excess of these F.D.I.C. insured limits was approximately $468,000 . The following is a list of interest and federal income tax payments for each of the three years in the period ending December 31:

                                         2000            1999            1998
                                      ----------      ----------      ----------
     Interest                         $  656,767      $  612,643      $  623,902
     Federal income taxes             $3,360,000      $2,787,991      $2,064,867

     MATERIAL AND SUPPLIES

     New material and reusable materials are carried at average original cost, except that specific costs are used in the case of large individual items. As of December 31, 2000 and 1999 the Material and Supplies inventory consisted of the following:

                                                            2000         1999
                                                         ----------   ----------
     Inventory for outside plant                         $  488,113   $  215,710
     Inventory for inside plant                             678,186      567,325
     Inventory for online plant                              95,195            0
     Inventory of equipment held for sale or lease          404,185      200,187
                                                         ----------   ----------
                                                         $1,665,679   $  983,222
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

     OTHER SERVICES AND SALES REVENUES

     Other services and sales revenues consisted of the following for each of the three years in the period ended December 31:


                                            2000          1999          1998
                                         -----------   -----------   -----------
     Directory advertising revenue       $ 1,060,398   $   972,738   $   941,714
     Rent revenue                            343,180       296,498       208,179
     Billing and collection revenue          966,288     1,096,779     1,154,150
     Long distance services and sales      2,016,057     1,884,557     1,932,111
     Internet services and sales           5,969,307     4,639,864     3,153,020
     Other                                 3,214,488     2,125,028     1,546,506
                                         -----------   -----------   -----------
                                         $13,569,718   $11,015,464   $ 8,935,680
                                         ===========   ===========   ===========

  2.  PROPERTY, PLANT AND EQUIPMENT

     Plant in service, at cost, consisted of the following at December 31:

                                                          2000          1999
                                                       -----------   -----------
     Land, buildings, furniture and office equipment   $ 4,512,991   $ 4,249,179
     Vehicles and work equipment                         1,661,980     1,265,185
     Central office equipment                           20,521,852    19,391,013
     Customer premise equipment                          1,526,923     1,318,299
     Outside plant equipment                            17,222,690    15,909,015
      Internet equipment                                 3,892,004     2,916,664
                                                       -----------   -----------
                                                        49,338,440   $45,049,355
                                                       ===========   ===========

  3.  DEPRECIATION RESERVE

     Depreciation reserve consisted of the following at December 31:

                                                          2000          1999
                                                       -----------   -----------
       Buildings, furniture and office equipment       $ 2,304,022   $ 2,267,264
       Vehicles and work equipment                         895,616       798,865
       Central office equipment                         11,041,581     9,386,103
       Customer premise equipment                          899,008       728,467
       Outside plant equipment                           4,991,031     4,525,404
       Internet equipment                                2,229,366     1,457,045
                                                       -----------   -----------
                                                       $22,360,624   $19,163,148
                                                       ===========   ===========


  4. INVESTMENTS

     Investments consisted of the following at December 31:

                                                         2000           1999
                                                       ----------     ----------
     Investment in cellular partnership                $3,461,099     $2,829,923
     Investment in Hudson Valley DataNet                1,000,000              0
     Investment in wireless company                     1,000,000              0
     Other investments                                     27,504     $   28,378
                                                       ----------     ----------
                                                       $5,488,603     $2,858,301
                                                       ==========     ==========

     The cellular partnership investment represents the Company's 7.5% interest as a limited partner in the Orange-Poughkeepsie Limited Partnership, a cellular telephone operation which is recorded on the equity method. Income from this investment amounted to $3,255,218 and $2,338,843 for the years ended December 31, 2000 and 1999, respectively. Distributions received from the partnership amounted to $2,625,000 and $1,791,305 for 2000 and 1999, respectively.

     The following is a summary of financial position and results of operations of the Orange-Poughkeepsie Limited Partnership as of and for the years ending December 31, 2000 and 1999:

                                                         2000            1999
                                                     -----------     -----------
     Current assets                                  $25,748,075     $17,055,000
     Property, plant and equipment, net               24,752,768      23,406,000
     Total assets                                     50,507,623      40,469,000
     Current liabilities                               2,153,473       1,810,000
     Partners capital                                 48,354,150      38,659,000
     Revenues                                         57,677,561      35,512,000
     Net income                                       44,695,100      26,417,000

      The Company has an 8.9% ownership interest in Hudson Valley DataNet ("HVDN"), L.L.C., a competitive telecommunications company that will offer high-speed bandwidth throughout the region. The wireless investment represents the Company's 19.5% interest in Zefcom, L.L.C., a licensed reseller of wireless services. In addition to the initial capital contribution of $1,000,000, the Company has a commitment to contribute another $500,000 to Zefcom, L.L.C. in the form of a promissory note payable on demand. Both of these companies are in the beginning stages of operations and both are recorded on the cost method. Other investments are also recorded at cost.

5.  LONG-TERM DEBT

     Long-term debt consisted of the following at December 31:

                                                         2000            1999
     FIRST MORTGAGE BONDS                                AMOUNT         AMOUNT
     --------------------                              ----------     ----------
  9.05% Series "I" (due 05/01/2000)                    $        0     $3,000,000
  7.05% Series "J" (due 12/01/2003)                     4,000,000      4,000,000
                                                       ----------     ----------
                                                        4,000,000      7,000,000
Less:  Current maturities of long-term debt                     0      3,000,000
  Total Long-term debt                                 $4,000,000     $4,000,000
                                                       ==========     ==========

     Telephone properties have been pledged as collateral on the first mortgage bonds. Under provisions of the bond indentures, as amended, the payment of dividends or a distribution of assets to stockholders to the extent of 75% of the Company's net income earned during the calendar year will be allowed, providing "net operating income" exceeds interest expense 1.5 times.

     Maturities for the five years subsequent to 2000 for long-term debt outstanding as of December 31, 2000, are as follows:

                 2001               ---           2004             ---
                 2002               ---           2005             ---
                 2003         $ 4,000,000

     The first mortgage bonds, Series "J" bond, may not be redeemed prior to the maturity date.

  6.  NOTES PAYABLE

     The Company has an unsecured line of credit in the amount of $2,500,000 with the Warwick Savings Bank, which expires in June 2001. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 2000 was $550,000. The balances outstanding as of December 31, 2000 and 1999 were $1,950,000 and $900,000 respectively, bearing interest at rates of 8.75% and 8.0%, respectively.

     The Company has an outstanding line of credit in the amount of $3,000,000 with the Bank of New York, which expires on March 31, 2001. This is an unsecured note that is renewable solely at the Bank's option. Interest is paid monthly calculated on the unpaid balance using either the Bank's Alternate Base Rate or the LIBOR based rate. The interest rate on the outstanding balance of $3,000,000 as of December 31, 2000 was 8.44%.

7.  FEDERAL INCOME TAXES

     The following tabulation is a reconciliation of the federal income tax expense as reported in these financial statements with the tax expense computed by applying the statutory federal income tax rate of 34% to pre-tax income.

                                                 2000           1999           1998
                                             -----------    -----------    -----------
Operating federal income taxes:
 Current portion                             $ 2,231,650    $ 1,837,842    $ 1,670,896
                                             -----------    -----------    -----------
 Deferrals, net of reversals:
   Depreciation                                  162,178         25,367        (17,736)
   Cost of removal                                 2,655         (5,946)        (2,813)
 Other                                           (55,189)      (245,042)       (19,034)
Investment tax credit, net of amortization       (37,200)       (40,200)       (42,980)
                                             -----------    -----------    -----------
                                                  72,444       (265,821)       (82,563)
                                             -----------    -----------    -----------
    Operating F.I.T. expense                 $ 2,304,094    $ 1,572,021    $ 1,588,333
                                             -----------    -----------    -----------
Nonoperating federal income taxes            $ 1,125,991    $   796,354    $   368,316
                                             -----------    -----------    -----------
   Total F.I.T. expense, as reported           3,430,085      2,368,375      1,956,649

 Reversals of deferred taxes                      58,411        167,374         67,485
 Other                                            63,683        167,248         15,576
                                             -----------    -----------    -----------
FEDERAL INCOME TAX AT
  STATUTORY RATE                             $ 3,552,179    $ 2,702,997    $ 2,039,710
                                             ===========    ===========    ===========

The following components comprise the net deferred tax liability reported as of December 31:

                                                     2000               1999
                                                   ----------         ----------
Deferred tax liabilities                           $2,583,096         $2,418,263
Deferred tax assets                                   375,225            339,199
                                                   ----------         ----------

Net deferred tax liability                         $2,207,871         $2,079,064
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

     The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

                                       PENSION BENEFITS                     POSTRETIREMENT BENEFITS
                                 2000       1999          1998          2000         1999         1998
                             ------------------------------------   ------------------------------------
Service cost                 $ 252,952    $ 267,535    $ 238,977    $  62,963    $  71,446    $  42,117

Interest cost on benefit
  Obligation                   679,920      642,092      601,153      136,697      129,247       58,618

Amortization of transition
  Obligation                    53,263       53,263       53,263       51,496       51,496       51,496

Amortization of prior
  service (credit) cost         40,637       48,282       50,611      (19,964)     (19,964)     (21,494)

Recognized net actuarial
 (gain) loss                  (309,700)     (35,719)     (98,490)      12,729       39,817      (40,835)

Expected return on
 plan assets                  (873,300)    (705,469)    (692,142)     (94,664)     (78,071)     (61,313)
                             ------------------------------------   ------------------------------------

Net periodic (credit)
  Expense                    ($156,228)   $ 269,984    $ 153,372    $ 149,257    $ 193,971    $  28,589
                             ===================================    ===================================

     The following table presents a summary of plan assets, projected benefit obligation and funded status of the plans at December 31:

                                            PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                           2000           1999             2000           1999
                                       ---------------------------    ----------------------------
Fair value of plan assets
  at beginning of year                 $ 10,376,258    $  8,966,950    $  1,173,563    $    962,257

Employer contributions                       58,074          87,934          89,372          89,372

Actual return on plan assets              1,556,698       1,640,940          48,678         155,986

Benefits paid                              (335,810)       (319,566)        (41,793)        (34,052)
                                       ----------------------------    ----------------------------

Fair value of plan assets at end
  of year                              $ 11,655,220    $ 10,376,258    $  1,269,820    $  1,173,563
                                       ----------------------------    ----------------------------

Projected benefit obligation
  at beginning of year                    8,453,470       9,320,457       1,737,385         831,259

Benefits earned                             252,952         267,535          62,963          71,446

Interest cost on projected benefit
  obligation                                679,920         642,092         136,697         129,247

Actuarial (gain) loss                     1,080,796      (1,457,048)        182,148         739,485

Benefits paid                              (335,810)       (319,566)        (41,793)        (34,052)
                                       ----------------------------    ----------------------------

Projected benefit obligation at year
  end                                    10,131,328       8,453,470       2,077,400       1,737,385
                                       ----------------------------    ----------------------------

Plan assets in excess of (less
  than) projected benefit obligation      1,523,892       1,922,788        (807,580)       (563,822)

Unrecognized actuarial (gain) loss       (2,228,348)     (2,669,652)        582,190         366,784

Unrecognized prior service (credit)
  cost                                      373,209         148,052        (364,855)       (384,819)

Unrecognized net
  transition obligation                      53,267         106,530         617,948         669,444
                                       ----------------------------    ----------------------------

Prepaid (accrued) benefit cost         $   (277,980)   $   (492,282)   $     27,703    $     87,587
                                       ============================    ============================

     Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:

                                                PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                             2000          1999                 2000       1999
                                        ------------------------------    -----------------------------
      Discount rate                          7.50%        8.00%                7.50%       8.00%
      Expected return on plans               8.00%        8.00%                8.00%       8.00%
      Rate of compensation increase          5.50%        5.50%                 ---         ---
      Healthcare cost trend                   ---          ---                 9.00%       9.00%

     The health care cost trend rate was expected to decrease gradually (.5% per year) to an ultimate rate of 5% in 2007. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2000 approximately $356,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $44,000. A 1.0% decrease in the health care cost trend rate would decrease these components by approximately $288,000 and $36,000, respectively.

     The Company also has a Defined Contribution 401(K) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 15% of compensation, subject to certain legal limitations. In 2000 the Company made a matching contribution up to 8.0% of an eligible participant's compensation for management, clerical and traffic employees and up to 6.0% for plant employees. The Company contributed and expensed $388,636, $320,795, and $236,597 for the years ended December 31, 2000,
     1999 and 1998 respectively.

     The Company has deferred compensation agreements in place for certain officers which become effective upon retirement. These non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with balances of $367,260 and $189,950 as of December 31, 2000 and 1999, respectively.

9.  RELATED PARTY TRANSACTIONS

     The Company expended approximately $255,860, $225,031, and $221,880 during 2000, 1999, and 1998, respectively, in insurance premiums for required insurance coverage. These expenditures were made to an insurance agency in which a member of the Board of Directors has a financial interest. Two Board of Director members are also trustees of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

10.  NONOPERATING INCOME AND EXPENSES

     Nonoperating income (expense) for the years ended December 31, are as follows:

                                                       2000           1999           1998
                                                   -----------    -----------    -----------
Interest charged to construction                   $    84,746    $   143,480    $    44,292
Interest income                                         24,753         17,330         22,401
Income from cellular partnership                     3,255,218      1,937,538      1,085,499
Non recurring gain on sale of partnership assets             0        401,305              0
Other nonoperating income (expense)                     58,184          3,338        (13,741)
Nonoperating federal income taxes                   (1,125,991)      (796,354)      (368,316)
                                                   -----------    -----------    -----------
                                                   $ 2,296,910    $ 1,706,637    $   770,135
                                                   ===========    ===========    ===========


11.  COMMON STOCK

     Earnings per share are based on the weighted average number of shares outstanding of 1,811,653, 1,817,531, and 1,813,792 for the years ended December 31, 2000, 1999 and 1998, respectively. The following schedule summarizes the changes in the number of shares issued of capital stock for the year ended December 31, 2000:

                                          Treasury       Preferred       Common
                                            Stock          Stock          Stock
                                         ---------       ---------     ---------
Balance, January 1, 2000                   173,352          5,000      1,991,462
Additional shares issued                    17,145              0          2,131
Shares redeemed                                  0              0              0
                                         ---------      ---------      ---------
Balance, December 31, 2000                 190,497          5,000      1,993,593
                                         =========      =========      =========

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

14.  COMMITMENTS

     The Company is required to make certain contributions to national and state associations as part of the industry practice of pooling revenues and redistributing to members based on cost to provide services or some other method. Due to recent changes in the structure of these pools, the Company's responsibility is to contribute certain fixed amounts during a transition period, after which time the amounts may change. The Company's contribution to the New York State Access Settlement Pool was $190,943 for 2000 and is expected to be $153,000 for 2001. In October of 1998 the New York State Public Service Commission implemented the Targeted Accessibility Fund (TAF) of New York to provide support of universal service in rural, high costs areas of the state. The amount the Company contributed to TAF for 2000 was $16,615 and the expected contribution for 2001 is approximately $20,000. The Company also contributes to the Universal Service Administration Co. (USAC). For 2000 the Company's contribution to USAC was $144,839 and for 2001 it will be approximately $160,000. Quarterly updates modify the amounts contributed. The amounts paid to these pools are considered part of the cost of providing access service to interexchange carriers and are included in the rates charged to them.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt approximates the carrying value of $4,000,000 due to the short maturity of the debt. The fair value of other financial instruments is estimated by management to approximate the carrying value.

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

      The following information summarizes the Company's business segments for the years 2000, 1999 and 1998:

                                                              2000

                                                                                Intercompany            Consolidated
      Revenues from:                 Telephone               Internet            Elimination               Total
                                    -----------             ----------           -----------            -------------
       Unaffiliated customers       $20,681,817             $5,969,307                                  $ 26,651,124

       Intersegment  revenues         1,261,043                                   (1,261,043)
                                    -----------             ----------           -----------            ------------

        Total revenues               21,942,860              5,969,307            (1,261,043)             26,651,124
                                    -----------             ----------           -----------            ------------

       Operating expenses            13,668,191              3,359,319            (1,261,043)             15,766,467

       Depreciation                   2,566,348                673,619                     0               3,239,967

       Federal income taxes           1,641,902                662,192                     0               2,304,094

      Other income (expenses)         1,665,649                 11,254                     0               1,676,903
                                    -----------             ----------           -----------            ------------
      Net income                    $ 5,732,068             $1,285,431                     0            $  7,017,499
                                    ===========             ==========           ============           ============

      Assets                        $38,275,125             $3,737,799                     0            $ 42,012,924

      Capital expenditures          $ 4,079,229             $  988,932                     0            $  5,068,161




                                                  1999
                                                                                Intercompany            Consolidated
      Revenues from:                 Telephone               Internet            Elimination               Total
                                    -----------             ----------           -----------            -------------
       Unaffiliated customers       $18,510,353             $4,639,864           $         0            $ 23,150,217

       Intersegment revenues          1,010,495                      0            (1,010,495)                      0
                                    -----------             ----------           -----------            ------------

        Total revenues               19,520,848              4,639,864            (1,010,495)             23,150,217
                                    -----------             ----------           -----------            ------------

       Operating expenses            12,125,754              2,652,255            (1,010,495)             13,767,514

       Depreciation                   2,695,124                616,286                     0               3,311,410

       Federal income taxes           1,103,037                468,984                     0               1,572,021

      Other income (expenses)         1,074,302                  8,042                     0               1,082,344
                                    ------------            ----------           -----------            ------------
      Net income                    $ 4,671,235             $  910,381           $         0            $  5,581,616
                                    ===========             ==========           ============           ============

      Assets                        $34,638,100             $2,338,430           $         0            $ 36,976,530

      Capital expenditures          $ 5,412,642             $1,036,631           $         0            $  6,449,273

                                                1998

                                                                Intercompany      Consolidated
                              Telephone         Internet        Elimination       Total
                              -----------      -----------      -----------       -----------
Revenues from:

 Unaffiliated customers       $18,164,771      $ 3,153,020      $         0       $21,317,791

 Intersegment revenues            391,581                0         (391,581)                0
                              -----------      -----------      -----------       -----------
  Total revenues               18,556,352        3,153,020         (391,581)       21,317,791
                              -----------      -----------      -----------       -----------

 Operating expenses            11,501,820        1,813,073         (391,581)       12,923,312

 Depreciation                   2,477,980          420,979                0         2,898,959

 Federal income taxes           1,274,431          313,902                0         1,588,333

 Other income (expenses)          131,037            4,273                0           135,310
                              -----------      -----------      -----------       -----------
Net income                    $ 3,433,158      $   609,339      $         0       $ 4,042,497
                              ===========      ===========      ===========       ===========

Assets                        $31,591,340      $ 1,650,052      $         0       $33,241,392

Capital expenditures          $ 3,059,117      $   769,301      $         0       $ 3,828,418

               Report of Independent Certified Public Accounts

                              BUSH & GERMAIN, PC
                         Certified Public Accountants
                               901 Lodi Street
                           Syracuse, New York 13203

                             phone: (315) 424-145
                             fax: (315) 424-1457

February 8, 2001

To the Board of Directors
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990

                         INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

                            /s/ Bush & Germain, P.C.
                              Bush & Germain, P.C.

CONCERNNG THE COMPANY'S COMMON STOCK

         On April 28, 1998 Warwick Valley Telephone Company's common stock began trading on the NASDAQ National Market under the symbol WWVY. Private sales are also made by holders of the Company's common stock from time to time. At
March 1, 2001 there were 642 holders of the Company's common stock.

         The Company has paid consecutive cash dividends on its common stock quarterly since April 1, 1931 and semi-annually from July 1, 1907 until December 31, 1930. The practice of the Company has been to reinvest a substantial portion of its earnings in its capital plant. While the present intention of the Board of Directors is to continue declaring cash dividends, future dividends will necessarily depend on the Company's earnings, capital requirements, developments in the telephone industry and general economic conditions, among other factors. In 1999, the Company paid a dividend on its common stock of $1.34 per share. In 2000, the common stock dividend was $1.56 per share.

         The NASDAQ high and low bid prices for the Company's common stock for the first, second, third and fourth quarters of 2000 and 1999 were as follows:

  ------------------------------------------------------------------------------
                    PRICE OF THE COMPANY'S COMMON STOCK
  ------------------------------------------------------------------------------
                               QUARTER ENDED
  ------------------------------------------------------------------------------
             March 31,       June 30,        September 30,     December 31,
               2000            2000              2000               2000
  ------------------------------------------------------------------------------
  High        $ 48.25         $ 42.00          $ 47.00             $ 55.00
  ------------------------------------------------------------------------------
  Low         $ 38.00         $ 37.00          $ 36.625            $ 34.50
  ------------------------------------------------------------------------------





  ------------------------------------------------------------------------------
                    PRICE OF THE COMPANY'S COMMON STOCK
  ------------------------------------------------------------------------------
                               QUARTER ENDED
  ------------------------------------------------------------------------------
             March 31,       June 30,        September 30,     December 31,
               1999            1999              1999               1999
  ------------------------------------------------------------------------------
  High        $ 46.75         $ 45.00           $ 45.00            $ 47.00
  ------------------------------------------------------------------------------
  Low         $ 36.50         $ 38.75           $ 39.75            $ 42.00
  ------------------------------------------------------------------------------

                 BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY
                                  (Photo Page)




Wisner H. Buckbee                   Henry L. Nielsen, Jr.               Howard Conklin, Jr.             Fred M. Knipp
Chairman of the Board               Vice Chairman of the                Board Director, Retired,        Board Director,
of the Company,                     Board of the Company,               Former President of Conklin     Retired, Former
President, Wisner Farms,            President, Nielsen                  and Strong, Inc., Warwick, N.Y. President & CEO
Inc., Warwick, N.Y.                 Construction Co., Inc.,                                             of the Company
                                    Warwick, N.Y.

Philip S. Demarest                  Joseph E. DeLuca, M.D.              Corinna S. Lewis                Robert J. DeValentino
Board Director,                     Board Director,                     Board Director,                 Board Director,
Retired, Former                     Physician, Vernon Urgent            Retired Public Relations        Executive Director
Vice President,                     Care Center, Vernon, N.J.           Consultant                      Horton Healthcare
Secretary & Treasurer                                                                                   Foundation,
of the Company                                                                                          Middletown, N.Y.

M. Lynn Pike                        Herbert Gareiss, Jr.                Larry Drake                     Brenda A. Schadt
Board Director,                     Board Director,                     Vice President of               Vice President of
President & C.E.O.                  Vice President of                   the Company                     the Company
of the Company                      the Company


Barbara Barber                      Colleen Shannon            Bonnie Jackowitz             Robert A. Sieczek    Dorinda Masker
Secretary of                        Assistant Secretary        Assistant Secretary          Treasurer of         Assistant Treasurer
the Company                         of the Company             of the Company               the Company          of the Company

                             PERFORMANCE HIGHLIGHTS

For years ended or at
  December 31,                    2000            1999           1998           1997            1996

SELECTED FINANCIAL DATA
Total revenues                 $ 26,619,398   $ 23,185,929   $ 21,362,100   $ 19,796,696   $ 17,874,115

Telephone operating revenues     19,680,683     17,240,321     16,189,377     15,590,455     15,161,873

Total expenses                   17,333,719     15,622,395     14,409,432     13,395,700     12,406,564

Telephone operating expenses     13,301,687     12,098,691     11,079,344     10,081,196      9,761,435

Net income                        7,017,499      5,581,616      4,042,497      3,683,709      3,095,481

Total assets                     42,012,924     36,976,530     33,241,392     31,387,996     30,243,580

Current assets                    6,982,380      6,265,507      6,255,355      5,919,948      5,777,625

Current liabilities               8,590,099      7,198,313      3,758,134      4,502,782      3,723,691

Long-term obligations             4,000,000      4,000,000      7,000,000      7,000,000      7,000,000

Percentage of debt to
   total capital                       25.3           25.8           27.4           33.3          31.96

Shareholders' equity             26,393,933     22,729,708     19,571,919     17,203,139     16,710,548

COMMON STOCK DATA

Income applicable to
common stock                      6,992,499      5,556,616      4,017,497      3,658,709      3,070,481

Income per share*                      3.88           3.06           2.21           1.97           1.65

Book value*                           14.29          12.23          10.51           9.01           8.69

Cash dividends per
common share*                          1.56           1.34           1.12           0.93           0.65
Shareholders of record                  642            655            648            616            612
Shares outstanding*               1,811,653      1,817,531      1,813,792      1,853,298      1,865,091

General

Access lines in service              30,601         28,935         26,786         25,154         23,719

Carrier access minutes          185,006,652    174,174,099    151,797,771    138,984,054    150,708,737

*Adjusted for 3-for1 common stock split in 1997.